11/15

04046170

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kumba Resources Limited

*CURRENT ADDRESS Roger Dyason Road
Pretoria West, 002
P.O. Box 9229
Pretoria, 0001
South Africa

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5217 FISCAL YEAR 6/30/03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DAT : 11/16/04

82-5217

KUMBA RESOURCES

ANNUAL REPORT 2003



HARNESSING THE
POWER OF THE EARTH

6-30-03
AR/S

KUMBA RESOURCES

Annual Report 2003

OUR VISION

Kumba's vision is to outperform the mining and mineral sector in creating value for all stakeholders through exceptional people and superior processes.



KUMBA RESOURCES' FOOTPRINT



A STEPPING STONE OF OPPORTUNITY FOR SOUTH AFRICA



A NEW GENERATION MINING COMPANY



CREATING BALANCE IN OUR ENVIRONMENT



FOCUS ON STAKEHOLDER PROSPERITY



DETERMINED TO UPLIFT OUR PEOPLE

CONTENTS

www.kumbaresources.com

OPERATIONAL AREAS


China
Namibia
Australia
South Africa
1 Sishen iron ore mine
2 Thabazimbi iron ore mine
3 Grootegeluk coal mine
4 Tshikondeni coal mine
5 Leeuwpan coal mine
6 Zincor refinery
7 Rosh Pinah zinc mine
8 Ticor SA smelter
9 Hillendale heavy minerals mine
10 Glen Douglas mine
Southern African operations

SUMMARY OF BUSINESS OPERATIONS[1]

	Years ended 30 June					
	2003	2002	2001	2000	1999	1998
IRON ORE						
PRODUCTION (000 TONNES)						
Sishen	**26 168**	25 903	24 842	22 669	21 601	23 439
Thabazimbi	**2 389**	2 421	2 202	2 156	2 901	2 789
Total	**28 557**	28 324	27 044	24 825	24 502	26 228
SALES						
Sishen exports (000 tonnes)	**20 946**	19 916	18 057	18 750	16 842	18 332
COKING COAL						
PRODUCTION (000 TONNES)						
Grootegeluk	**1 830**	1 670	1 536	1 312	1 207	1 402
Tshikondeni	**377**	404	408	375	343	328
Durnacol			182	386	415	677
Hlobane					22	199
Total	**2 207**	2 074	2 126	2 073	1 987	2 606
THERMAL COAL						
(000 TONNES)						
Production	**13 036**	13 351	12 037	12 261	11 495	12 847
Sales to Eskom	**13 051**	13 198	11 934	12 072	11 829	12 857
OTHER COAL						
PRODUCTION (000 TONNES)						
Grootegeluk	**1 313**	1 194	1 258	1 152	706	504
Leeuwpan	**1 456**	1 631	1 575	934	906	738
Northfield					59	250
Hlobane					1	92
Total	**2 769**	2 825	2 833	2 086	1 672	1 584
ZINC						
PRODUCTION (000 TONNES)						
Rosh Pinah (zinc concentrate)	**91**	75	72	72	79	71
Zincor (zinc metal)	**115**	105	105	103	110	
Rosh Pinah (lead concentrate)	**22**	28	22	20	23	25
HEAVY MINERALS – TICOR SA[2]						
PRODUCTION (000 TONNES)						
Ilmenite	**91**	44				
Zircon	**53**	45				
Rutile	**20**	19				
Low manganese pig iron (LMPI)	**3**					
HEAVY MINERALS – TICOR LTD[3]						
PRODUCTION (000 TONNES)						
Ilmenite	**428**	445	441	359	318	335
Zircon	**80**	77	90	73	64	63
Rutile	**36**	29	31	27	19	22
Leucoxene	**26**	18	16	17	13	18
Synthetic rutile	**179**	178	210	200	162	193
Pigment	**94**	91	91	89	84	82
GLEN DOUGLAS						
PRODUCTION (000 TONNES)						
Dolomite	**642**	543	618	508	597	863
Aggregate	**586**	650	537	364	364	405
Lime	**99**	95	112	102	97	113

1. Kumba listed on 26 November 2001 and information before this date relates to Kumba as the mining division of Iscor Limited before its unbundling.

2. Project in ramp-up phase.

3. Ticor Limited consolidated from 1 April 2003 and the full production tonnes of the Tiwest joint venture in which Ticor has a 50% interest, is provided for comparative purposes only.

GROUP STRUCTURE



Heavy minerals – Ticor Limited



Coal – Grootegeluk mine



Iron ore – Sishen mine



KUMBA RESOURCES
IRON ORE
THABAZIMBI MINE
SISHEN MINE
COAL
GROOTE-GELUK MINE
LEEUWPAN MINE
TSHIKON-DENI MINE
HEAVY MINERALS
TICOR LTD (Australia) 51,4%
40%
TICOR SA 60%
BASE METALS
ROSH PINAH MINE 95% (Namibia)
ZINCOR REFINERY
HONGYE ZINC REFINERY 60% (China)
ZnERGY 85%
INDUSTRIAL MINERALS
FERRO-SILICON
GLEN DOUGLAS MINE



Heavy minerals – Ticor SA smelter



Base metals – Zincor refinery



Industrial minerals – Glen Douglas mine

Kumba holds 100% unless otherwise indicated.

	Two-year CAGR** %	Years ended 30 June 2003	2002	Unaudited pro forma 2001
Return on net assets (%)	3,5	**15**	27	14
Return on ordinary shareholders' equity attributable earnings (%)	11,8	**15**	20	12
– headline earnings (%)		**16**	23	16
Return on invested capital (%)	8,0	**14**	24	12
Return on capital employed (%)	11,8	**15**	27	12
Operating margin (%)	20,6	**16**	23	11
Net financing cost cover (times) – EBITDA	44,5	**7,1**	8,8	3,4
Current ratio (times)	59,9	**2,3**	1,2	0,9
Net debt to equity (%)	(25,4)	**39**	22	70
Net debt to earnings before interest, tax, depreciation and amortisation (times)	(29,7)	**1,36**	0,53	2,75
Number of years to repay interest-bearing debt		**3,13**	0,83	
Average number of employees	(9,1)	**9 674**	9 636	11 694
Revenue per employee excluding Ticor Limited (R'000)	26,9	**744**	745	462
Cash value added (Rm)		**2 954**	3 883	

** Compound annual growth rate.



'01*
'02
'03

OPERATING MARGIN (%)



'01*
'02
'03

NET FINANCING COST COVER – EBITDA (TIMES)



0
'01*
'02
'03
Revenue
Total assets

REVENUE AND TOTAL ASSETS (RM)



'01*
'02
'03

NET DEBT TO EBITDA (TIMES)



0
10
30
40
50
60
70
'01*
'02
'03
Net debt (Rm)
Net debt-to-equity ratio (%)

NET DEBT AND NET DEBT-TO-EQUITY RATIO



0
5
10
15
20
25
30
'01*
'02
'03
Return on equity
Return on invested capital
Return on capital employed

RETURN ON EQUITY, INVESTED CAPITAL AND CAPITAL EMPLOYED (%)

GROUP REVIEW AT A GLANCE

ABRIDGED FINANCIAL STATEMENTS	Two-year CAGR[1] rate %	Years ended 30 June **2003** **Rm**	2002 Rm	Unaudited pro forma 2001
INCOME STATEMENTS				
REVENUE	17,6	**7 469**	7 182	5 404
NET OPERATING PROFIT	44,1	**1 212**	1 683	584
Financing costs		**(244)**	(242)	(271)
Investment and equity income		**2**	83	137
Exceptional items				72
Impairment charges		**(2)**	(101)	
Goodwill amortisation		**(21)**	26	(27)
Taxation		**(229)**	(465)	(107)
Minority interest			(8)	
Add back items for headline earnings		**66**	122	123
HEADLINE EARNINGS	23,9	**784**	1 098	511
HEADLINE EARNINGS PER SHARE (CENTS)	16,3	**264,0**	385,3	195,0
DIVIDENDS PER SHARE (CENTS) PAID IN RESPECT OF THE 2002 YEAR		**85**		
CASH FLOW STATEMENTS				
Cash flow from normal operations		**780**	2 184	
Proceeds on sale of assets		**44**	25	
Capital expenditure		**(1 386)**	(1 085)	
Increase in cash resources on acquisition of a controlling interest in subsidiaries		**366**		
Acquisition of joint ventures and associates		**(34)**		
Investments		**(36)**	(50)	
Foreign currency translations		**28**	(9)	
Shares issued			393	
Unbundling costs			(44)	
Cash flows included above relating to non-interesting-bearing debt		**2**		
Non-cash flow movements in net debt of the group arising from currency translation differences		**(199)**	(16)	
Increase in net debt on acquisition of a controlling interest in subsidiaries		**(891)**		
Loans from minority shareholders		**95**		
(INCREASE)/DECREASE IN NET DEBT		**(1 231)**	1398	
BALANCE SHEETS				
ASSETS				
Non-current assets				
Property, plant and equipment	28,3	**8 205**	5 710	4 987
Intangible asset		**98**		
Goodwill		**(80)**	23	47
Investments in associates and joint ventures		**118**	1 184	810
Deferred taxation		**485**	423	
Financial assets		**272**	212	294
Current assets				
Cash and cash equivalents		**964**	679	
Inventories, trade- and other receivables		**2 724**	1 977	1 577
TOTAL ASSETS	28,7	**12 786**	10 208	7 715
EQUITY AND LIABILITIES				
CAPITAL AND RESERVES				
Shareholders' funds	22,7	**4 921**	4 816	3 270
Minority interest		**1 191**	487	349
TOTAL SHAREHOLDERS' INTEREST	30,0	**6 112**	5 303	3 619
Non-current liabilities				
Interest-bearing borrowings		**2 801**	882	1 242
Other long-term payables		**388**	178	
Non-current provisions		**501**	389	398
Deferred taxation		**1 384**	1 204	727
Current liabilities				
Interest-bearing borrowings		**537**	940	1 299
Other		**1 063**	1 312	430
TOTAL EQUITY AND LIABILITIES	28,7	**12 786**	10 208	7 715
NET DEBT	(3,3)	**2 374**	1 143	2 541
ANALYSIS PER SHARE				
Number of shares in issue (million)		**297**	297	272
Weighted average number shares in issue (million)		**297**	285	262
Earnings per ordinary share				
– Attributable earnings (cents)		**241,8**	342,5	148,1
– Headline earnings (cents)		**264,0**	385,3	195,0
Dividend per ordinary share (cents)[2]		**85**		
Dividend cover (times)[3]		**3,9**		
Net asset value per ordinary share (cents)		**1 657**	1 622	1 202
Attributable cash flow per ordinary share (cents)		**266,2**	761,5	

1. Compound annual growth rate.
2. Declared in August and paid in September 2003 in respect of the year ended 30 June 2002.
3. Previous year's earnings divided by the dividend paid in the reporting year. The dividend of 60 cents per share declared in August and paid in September 2003 in respect of the year ended 30 June 2003 is covered 4,0 times by the earnings of that year.

GROUP PROFILE

Iron ore – the Sishen and Thabazimbi mines produced over 28,6Mtpa of lumpy and fine iron ore, of which 20,9Mtpa was exported. Sishen is one of the largest single open-pit mines in the world, known for its high grade and consistent product quality. The 861km rail system that links Sishen to the dedicated deep-water port and bulk-loading facility at Saldanha is one of the most efficient in the world and has advanced logistical systems for handling and loading iron ore.



Sishen

Coal – collectively, Grootegeluk, Leeuwpan and Tshikondeni mines produce over 18Mtpa of thermal, metallurgical and coking coal, most of which (thermal) is consumed by the national power utility, Eskom. Grootegeluk is one of the lowest-cost and most efficient mining operations in the world. The mine also operates the world's largest coal beneficiation plant.



Grootegeluk

Base metals – the Rosh Pinah lead/zinc mine in southern Namibia and Zincor refinery near Springs in Gauteng constitute one of the few integrated zinc mining and refinery operations in the world. The Zincor electrolytic refinery is also one of the lowest-cost producers of zinc metal in the global marketplace. In addition to South Africa and Namibia, this business unit also has an interest in the expansion of the Hongye zinc refinery in China.



Zincor

Heavy minerals – officially opened in September 2001, the Ticor SA heavy minerals project near Empangeni in KwaZulu-Natal uses innovative techniques and a new mining method in this highly-specialised industry to make Kumba and its Australian subsidiary, Ticor Limited, the world's third-largest titanium producer by 2005. The smelter complex at Empangeni, comprising two furnaces, is currently being commissioned and at full production will produce 250 000 tonnes of slag and 140 000 tonnes of low manganese pig iron.



Ticor SA

Industrial minerals – a dedicated plant in Pretoria manufactures high-quality atomised ferrosilicon which plays a strategic role in the beneficiation process of iron ore. The Glen Douglas dolomite quarry near Meyerton in Gauteng provides a range of products to steelworks and other consumers.



Glen Douglas

	Operations	Regional location	Ownership	Products	Sales for 2003 000 tonnes	% export
BUSINESSES ***Iron ore***	Sishen mine	Northern Cape	Division of Sishen Iron Ore Company (Pty) Ltd	Lump ore Fine ore	16 670 10 615	69 89
	Thabazimbi mine	Limpopo	Division of Sishen Iron Ore Company (Pty) Ltd	Lump ore Fine ore	1 310 1 121	
Coal	Grootegeluk mine	Limpopo	Division of Kumba Coal (Pty) Ltd	Thermal coal (Eskom) Semi-soft coking coal Thermal coal (other)	12 972 1 883 1 320	 34 18
	Leeuwpan mine	Mpumalanga	Division of Kumba Coal (Pty) Ltd	Thermal coal (other)	1 450	16
	Tshikondeni mine	Limpopo	Division of Kumba Coal (Pty) Ltd	Coking coal	375	
Base metals	Zincor refinery	Gauteng	Subsidiary of Kumba Resources Ltd	Zinc metal Sulphuric acid	112 166	18 1
	Rosh Pinah mine	Namibia	Subsidiary of Kumba Resources Ltd (95%)	Zinc concentrate Lead concentrate	85 30	 100
	ZnERGY	Gauteng	Subsidiary of Kumba Resources Ltd (85%)	Zinc-air fuel cells Zinc-air anodes		
	Hongye refinery	China	Subsidiary of Kumba Resources Ltd (60%)	Zinc metal Sulphuric acid		
Heavy minerals	Ticor South Africa	KwaZulu-Natal	Kumba Resources Ltd (60%) Ticor Ltd (40%)	Zircon Rutile Ilmenite Chloride slag Sulphate slag Low manganese pig iron (LMPI)	60 19 50	100 100 100
	Ticor Ltd	Australia	Subsidiary of Kumba Resources Ltd (51,4%)	Zircon Rutile Ilmenite Synthetic rutile Leucoxcene Pigment	83 28 126 81 19 81	100 100 100 100 100 100
Industrial minerals	Glen Douglas mine	Gauteng	Subsidiary of Kumba Resources Ltd	Metallurgical dolomite Aggregate Lime	642 585 94	
	Kumba Ferrosilicon	Gauteng	Division of Sishen Iron Ore Company (Pty) Ltd	Atomised ferrosilicon	5	
INVESTMENTS ***Mining related***	Safore	Western Cape-based	40%	Bulk shipping	n/a	
Other	Advanced Software Technologies Group	Gauteng	26,7%	Information technology	n/a	

100% owned except where otherwise stated.

OUR VALUES

KUMBA STAKEHOLDER CHARTER

Kumba Resources Limited (Kumba) is an independent, diversified South African mining company with world-class assets and operations. The charter defines our goals, our commitment to our stakeholders and the values that underpin the way we run our business. We believe the business justification for economic, environmental and social reporting is embodied in our relationships with external parties. Transparency and open dialogue about performance, priorities and future sustainability initiatives help to strengthen these relationships and build trust. Through its focus on sustaining five main types of capital – financial, natural (renewable and non-renewable), human, social and beneficiation – Kumba ensures its long-term future for the benefit of all stakeholders, aligning itself with the guidelines of the Global Reporting Initiative (GRI), a multinational organisation based in the Netherlands that has developed the most widely accepted framework for triple bottom-line reporting (financial, social and environmental).

OUR STRATEGY

To grow and prosper, we will:

- Build a balanced portfolio of globally-competitive commodity businesses.
- Attract and retain a highly-skilled and motivated workforce.
- Promote innovation and employ appropriate technology.
- Nurture a culture of continuous improvement and operational excellence.
- Reward our shareholders with superior returns and capital growth.

STAKEHOLDER RELATIONS

At Kumba, building long-term, stable and mutually-beneficial relationships with our stakeholders is a business imperative. To achieve this goal, the guidelines we follow are:

Employees

- To manage our employees and inter-personal relationships in an equitable, trustworthy and transparent manner.
- To invest in their development and provide the challenges and opportunities they need to reach their full potential.
- To value diversity and reflect the demographics of the communities where we operate in the profile of our workforce.
- To actively care for their safety, health and welfare.
- To energise our employees to continuously deliver superior operational performances.

Investors

- To make corporate governance and our commitment to sustainable development a distinguishing feature of our business.
- To comply with the laws and regulations governing our business.
- To benchmark our operations and codes of conduct against international standards.
- To provide regular and comprehensive reports on our operations, financial results and the triple bottom line.

Communities

- To recognise and respect the communities where we operate as hosts and partners, in meeting the environmental and socio-economic challenges of sustainable development.
- To accept responsibility for participating in building capacity and alleviating poverty in the areas in which we operate.
- To accept that the sustainability of host communities extends beyond the finite time frames associated with our operations.
- To ensure that operational processes are environmentally friendly.

Customers and business partners

- To build mutually-beneficial, long-term relationships through the quality of products, the reliability of services and business integrity.
- To recognise the need to add value throughout the supply chain.

Governmental bodies

- To respect the laws and regulations governing our business in the areas where we operate.
- To support national aspirations and policies aimed at building democratic and prosperous societies.
- To share the benefits derived from operations with relevant stakeholders in an equitable manner.

Media

- To acknowledge and respect the media as a primary channel of communication in modern society.
- To engage in open and honest dialogue and expect, in return, fair, balanced and objective reporting.

OUR VALUES

The foundation values that guide us in the conduct of our business are:

- Integrity
- Accountability
- Caring
- Respect
- Fairness

These values provide the foundation for our behaviour and embrace our commitment to people, teamwork, a bias for action, continuous improvement and performance excellence.

Building on these values, Kumba's motivational values that energise its people are:

- People make it happen
- Let's do it
- We do it together
- We do it better every time

THE KUMBA WAY

This is a process that aims to achieve world-class performance throughout the organisation to create value for all stakeholders and a strong, competitive advantage by focusing on three areas:

- **A common vision and set of values,** creating an open, positive and trusting environment
- **Governance processes** that provide the framework and tools to challenge and measure the performance of all employees
- **Operational excellence** by identifying best practices across and beyond the organisation and implementing these.

Kumba Way initiatives include:

- Continuous improvement
- Target setting
- Capital and project management
- Mineral resource management
- People performance

Every aspect of the Kumba Way process is closely aligned to the business strategy. Business objectives are divided into measurable components, which are cascaded down into individual performance contracts.

In implementing the Kumba Way, existing processes were examined, surveys conducted and the results analysed for an accurate understanding of existing practices. A study of best practices, internal and external, was conducted to identify shortcomings in current practices.

The key principles – those practices that would lead to the most substantial results if implemented – formed the basis of the detailed design for each initiative.

New processes were implemented at pilot sites. These are closely monitored, reviewed and refined where necessary, and implemented across the group. Both progress and the processes will be continually measured.









BUSINESS OBJECTIVES

The Kumba vision has been translated into a series of business objectives that can be actively measured. These objectives are translated into specific financial and operational targets as well as selected non-financial targets.

Financial targets	Target	Actual 2003
• Return on equity (ROE) (%) over the cycle	20	15

Operational targets		
• Business improvement initiatives	2% cost reduction (real)	Cost increases below inflation

Non-financial targets		
• Safety		
– number of fatalities	0	4
– lost time injury frequency rate	2,5	3,07
• International environmental certifications (number)	9	2

KUMBA RESOURCES' FOOTPRINT



As a true and proud
South African resources
company, we have chosen
a path that reflects the
richness of our land.

Our aim is to harness
the power of the earth,
empower our people,
and ensure a culture of
continuous improvement
and operational excellence.

CHAIRMAN'S STATEMENT



Dawn Marole – Chairman

It is with great pleasure that I present the chairman's statement for Kumba in this, the second annual report since the group's listing in November 2001.

Despite the tough market conditions which prevailed during the year under review, Kumba has delivered solid results. I am pleased that the board was able to declare a dividend of 60 SA cents per share. I believe these results are testimony to the ability of management to focus on the business and implement value-enhancing initiatives at a time when several macro and other issues potentially threatened that focus.

Legislation and regulation introduced during the year have redefined the industry, specifically the Mineral and Petroleum Resources Development Act (Minerals Act), with its attendant mining charter and scorecard, and the proposed Mineral and Petroleum Royalty Bill (Royalties Bill).

Kumba supports the underlying principles and objectives of the Minerals Act and the group's commitment to empowerment is clear and focused. Our empowerment partners, Tiso Kgalagadi Consortium, came on board shortly after Kumba listed, well ahead of the current legislation. This has been followed by the formalisation of the company's relationship with Eyesizwe Coal, a black-owned company, and the joint venture in the Kalbasfontein coal mining project. Our empowerment strategy strives to be integrated, balanced and takes a long-term view so that we can effectively measure our progress towards sustainable broad-based socio-economic empowerment. Opportunities for furthering empowerment are being pursued across the group, in all aspects of our business. In terms of the mining charter scorecard, I am pleased to report that substantial progress has been made to fulfil all the requirements of the charter.

The New Africa Mining Fund was launched in October 2002 as a private equity investment fund aimed at developing new sustainable junior mining opportunities on the African continent. An initiative of the mining industry and government, the fund facilitates access to capital for junior mining entrepreneurs, while providing investors with the prospect of competitive returns on the funds invested. Kumba pledged R20 million towards the fund, which now exceeds R560 million, to be drawn down over a six-year period.

On the proposed Royalties Bill, Kumba has been an active participant in the interaction with government and other interested parties to seek the most equitable form of royalty payments. However, Kumba believes it is more appropriate for royalties to be based on profit as opposed to revenue. Equally, the possibility of future variations needs to be clarified to instil long-term confidence in the process. It would be desirable that developing rural communities associated with the projects or resources from which it originates, benefit most from the royalty regime. This can be achieved by permitting investments made in "labour-sending" communities and those around mining operations, to be directly offset against royalty payments.

Moving to currency issues – given that the bulk of Kumba's revenue is US dollar-denominated, the iron ore strategic business unit in particular, and the group in general, are highly geared to the exchange rate. Most importantly, Kumba, the local minerals industry, and South Africa in general will benefit from a stable rand which underpins strong export growth and supports local expansion.

At the same time as the unprecedented rand strength, Kumba and the mining industry have also had to contend with non-negotiable cost increases, especially those emanating from parastatals. An example is the large increases in Spoornet's general freight rail tariffs on certain domestic routes which affected our coal exports. Such input cost increases are daunting challenges to management at the operations at a time when cost reductions and increased productivity are the only controllable drivers to maintaining profitability.

The sharp increase in the oil price as a result of the ongoing conflict in Iraq has also had a major impact on Kumba's performance, as the group is one of the country's largest users of petroleum-related products – at a cost of some R300 million per year. The slower than anticipated return to normal production levels in Iraq since the end of the war may result in oil prices remaining high for some time.

As the largest iron ore operator in the Northern Cape, Kumba's position on rationalisation in that industry is clear:

- to capitalise on the considerable release of value in that area
- to ensure optimal exploitation of the resource base in a sustainable manner
- to realise the maximum synergies that exist between current regional assets and achieve the most effective use of the logistical infrastructure. In this regard, the resolve to enhance the transport capacity of the Sishen-Saldanha rail and the Saldanha port storage and loading infrastructure as well as the potential use of the Port of Ngqura (Coega) for iron ore exports, are of paramount importance.

At Richards Bay, the South Dunes Coal Terminal Company, in which Kumba is a major participant, negotiated an agreement with Richards Bay Coal Terminal to take up 6,5Mtpa from the terminal's 10,0Mtpa Phase V coal export expansion project at the port. This breakthrough, largely facilitated by Kumba, will create the opportunity for access of more than 3Mtpa to export markets for empowerment-related coal production. Unfortunately, the go-ahead for the Phase V expansion project is currently being delayed by the dispute between the SA Ports Authority and Richards Bay Coal Terminal on the allocation of a small amount of current throughput capacity to black economic empowerment companies. Ironically, the unintended consequence of this impasse has led to an escalation in capital costs and could potentially jeopardise the viability of the entire project, to the detriment of the very people it was designed to benefit.

Anglo American Plc (Anglo) increased its shareholding in Kumba to 20,1% and acquired an option on a further 10,01%. For most of the year, this has been the subject of a highly-publicised dispute between Anglo and Industrial Development Corporation while under the consideration of the competition authorities.

The ruling of the Competition Tribunal has now provided greater clarity for the group. It is important that we continue to follow the consistent approach we adopted throughout the process, namely that the responsibility of the Kumba board and management is to consider the best interests of the group at all times. It is appropriate that I take this opportunity to commend board members and management on their ability to remain focused during this period to continue to run robust operations delivering maximum benefit from the group's assets for all stakeholders.

DEVELOPMENTS IN AFRICA

The New Partnership for Africa's Development (Nepad) heralds a new chapter in the emerging era of African self-determination. Nepad's peer



CONSULTATIVE HIV/AIDS POLICY IN PLACE, ANTI-RETROVIRAL THERAPY BEING PILOTED AT TWO SITES

review mechanism will assist to ensure that a more attractive environment is created for investment in African economies. These developments are fully supported by Kumba. Kumba is pursuing business interests in Africa beyond South Africa and Namibia, which include the Faléme iron ore project in Senegal, the Kipushi zinc/copper and Kamoto copper/cobalt projects in the Democratic Republic of Congo, and a mineral sands development at Tulear in south-western Madagascar.

SUSTAINABILITY REPORTING

This is Kumba's first integrated report, covering the financial, environmental and social performance of the group. It demonstrates that consideration for people, the environment and the economy is closely tied to Kumba's financial sustainability. We firmly believe that being a sustainable organisation makes business sense for the financial bottom line. In several areas of our non-financial reporting, targets have been set. In other areas, they are still being established. However, it is a process to which we are committed and a promise we make to all our stakeholders – that we care about minimising the impact of our operations and optimising the development of all the people around us.

HIV/AIDS

With the support of Kumba's recognised unions, the board approved the group's HIV/AIDS policy and the introduction of pilot anti-retroviral therapy programmes at the Grootegeluk colliery and Zincor refinery. If successful, the therapy will be implemented at remaining operations.

DIRECTORATE

Hans Smith retired as non-executive chairman and member of the Kumba board and I was appointed as non-executive chairman in November 2002. Hans was a key figure in Kumba's formation and an enthusiastic supporter of Kumba's proactive and dynamic approach. On behalf of the board, I thank him most sincerely for the wise counsel and support he gave Kumba in its critically important first period as an independent entity.

Kumba is proud of its board independence, with six of ten non-executive board members being independent.

APPRECIATION

Kumba has made great strides for a company in its infancy, progress that reflects the talent and commitment of its people at all levels. Particularly, I thank my fellow directors whose constructive views are so important in guiding the group, and the dedicated chairmen of the board committees. In Dr Fauconnier, Kumba is privileged to have a chief executive whose leadership is inspirational and who heads a management team that is arguably one of the best in the industry.

Since listing, we have established close relationships with senior members of relevant government departments and industry bodies, relationships that we value greatly and will continue to nurture.

PROSPECTS

It is my responsibility to help chart a course for this group that not only ensures superior shareholder returns, but is also beneficial to all other stakeholders, including the employees of Kumba.

We expect another year of solid performance in our underlying operations. The strength of the rand will pose greater challenges for some commodities than others, but we are confident that our people will continue to rise to these challenges. The initial success of our sizeable heavy minerals project also inspires confidence and bodes well for the future.

Investors have bought into Kumba because they perceive value in the company. We will continue to strive to create the environment which will deliver that value in the best interests of the company, its shareholders and its people.

Dawn Marole
Chairman
10 September 2003

A NEW GENERATION MINING COMPANY



We are a diversified South African-based resources company at the forefront of innovation and technology. To maintain this position going forward, we will continue to develop new innovations that generate shared rewards.

CHIEF EXECUTIVE'S REVIEW



Con Fauconnier – Chief Executive

OVERVIEW

Kumba's second year as an independent entity was again marked by stable operational performance and an increased focus on cost containment and production efficiency. While turnover rose by 4%, attributable earnings decreased by 26%, due mainly to the sustained strengthening of the rand, lower iron ore prices for nine months of the financial year, and a severely depressed market for zinc. Fortunately, as from 1 April 2003, the iron ore prices increased by 8,9% for lump ore and 9,0% for fine ore. These prices will remain in force until the end of March 2004.

Kumba has taken great strides in its reporting standards in that we have embraced sustainability reporting. We believe that triple bottom-line reporting actually has a fourth dimension – using our mineral resources wisely and in a sustainable manner, both through technology and innovative and responsible management.

As the chairman has noted, a volatile domestic currency affects the ability of most commodity companies to plan ahead, apart from the immediate effect of currency volatility on earnings. We will manage this risk proactively by increasing efficiencies to support earnings in the 2004 financial year, given our expectation that the rand will continue to be stronger than in the previous year.

While we accept the views of both the Reserve Bank and government that South Africa needs to adjust to a stronger rand environment, it must be recognised that many of the revenue and cost pressures making it difficult for local exporters to survive in a strong rand environment are beyond the control of industry. For example:

- In the commodity business, exporters are price takers and cannot pass domestic cost increases on to customers.
- In South Africa, almost half of the fixed capital assets of the economy is controlled by government either directly through parastatals or municipalities and the like. Business, therefore, has either limited or no choice in the procurement of certain goods and services and often has to contend with extraordinary cost increases. In Kumba's case, the group contends with the following situations:
  - General freight line tariffs for coal exports increased by 80% since 1 July 2002. This increase, coupled to the current dollar market prices and strong rand exchange rate, has rendered coal exports uneconomical.
  - Government set a precedent for the country's annual wage

negotiations with the relatively high wage increases it granted to its employees, the second consecutive year that this has occurred.

- The war in Iraq and ongoing conflict has left a legacy of relatively high oil prices. This seriously affects the cost structure of Kumba's highly mechanised operations, which consume six million litres of diesel and other fuel products per month.

If exporters are to cope with the strong rand environment, all service providers, including government, will have to remain focused on cost containment and efficiency improvement, otherwise the inevitable result will be the demise of exporters, particularly in the minerals industry. A strong case must be made here for close cooperation between industry and the various government agencies to ensure that solutions are found that serve the interests of South Africa best in the long run. A sterling example of such cooperation in recent years has been the excellent results achieved by Kumba and Spoornet in terms of improvements in efficiency levels on the Orex rail line. This has led to huge benefits for both parties and the country in general.

The issue of rationalisation of iron ore interests in the Northern Cape has been under discussion and negotiation for some time. Kumba supports the concept of a full amalgamation, with due regard to the interests of other parties, as we believe a consolidated operation would release the maximum synergistic value for all stakeholders through optimal development of the assets. However, we have in recent months concentrated on an exchange of mineral rights and the so-called North-South model, which also has the potential to unlock substantial, albeit lesser, value for both sets of shareholders. In the meantime, we have continued to plan the development of the proposed Sishen South mine. Our preferred option, as presented to government and other stakeholders, involves the optimal sustainable development of the resource base, extracting maximum synergies that exist between current regional assets, and the most efficient use of rail infrastructure,

NORTHERN CAPE IRON ORE OPERATIONS


Legend
Tar road
Railway line
Town
Kumba properties
Assmang properties
Existing pit
Ore bodies
Deep ore
North
Kathu
Sishen
iron ore mine
Olifantshoek
Loop 18
Assmang
iron ore mine
Sishen South
iron ore deposit
Postmasburg
Saldanha
10km
0
20km



including the expansion of the Sishen-Saldanha rail and port infrastructure and the possible use of the general freight line for iron ore exports through the Port of Ngqura (Coega) near Port Elizabeth in the Eastern Cape. We believe that by managing and operating the regional assets and exploiting the iron ore reserves as a single business unit, best practices could be applied across the production sites to achieve additional savings on overheads. This model would also maximise profits arising from optimal product and logistical configuration, a single railway line user and would facilitate significant empowerment ownership.

Delays in the implementation of the project to expand the Sishen-Saldanha rail line and port to 29Mtpa by June 2005 have the potential to curtail hard currency inflow into the country and the creation of jobs, by limiting exports. These expansions will allow Kumba to rail about 23,5Mtpa of which 1,8Mtpa is to Saldanha Steel (Iscor Limited).

Concurrently, Kumba, Spoornet and SA Port Operations are also exploring the feasibility of a further increase in the capacity of the Sishen-Saldanha rail line and the Saldanha port by at least 8,5Mtpa to 38Mtpa to cater for the expansion of Kumba's iron ore production in the Northern Cape through its Sishen South project or some variation of the North-South model.

The Chinese market demand for iron ore continues to expand at unprecedented rates. If South Africa is to maintain its position in this rapidly expanding market, it is essential that the implementation of the expansion programme at the port of Saldanha and the plans to increase the Orex rail line's annual capacity to 38Mtpa be completed as soon as possible.

The negative effect of very high general freight rail tariff increases during the year has made certain of Kumba's products, particularly coal, uneconomical in the export market. This highlights the importance of the Richards Bay Coal Terminal Phase V (South Dunes Coal Terminal) expansion to be given the go-ahead with the concomitant resolution of the common user tonnage issues. Phase V stands on its own merit and we firmly believe it should not be delayed by broader issues concerning Richards Bay Coal Terminal and SA Ports Authority. As was indicated by our chairman, we contend that this would seriously jeopardise the very empowerment that government is seeking to encourage and promote.

At the time of the group's formation, Kumba chose to position itself as a South African-based company in the true spirit of citizenship. This is the foundation on which we built our approach and engagement with all stakeholders, particularly with the major changes happening in the legislative environment.

Kumba has embraced the concept of corporate citizenship on its journey towards sustainability. This initiative aims to integrate all activities currently undertaken across the group in areas of social investment, safety, health, environment, human resources development, employment equity, preferential procurement and black economic empowerment.

The mining charter and its attendant mining scorecard developed during the course of the year under review form an integral part of the Minerals Act. The charter requires that the industry assists companies owned by historically disadvantaged South Africans (HDSAs) to secure financing to fund their participation in an amount of R100 billion within the first five years. This equates to roughly 15% of the value of the industry, and is in pursuance of a longer-term (ten-year) target of 26% based on a willing buyer – willing seller basis, at fair market value. Kumba is already well down the track in meeting the requirements of the charter. We view all the targets as realistic and achievable, and they are in line with the strategy we set for ourselves from the outset when we created the group. In some cases, such as empowering women, we have already met the set requirements and will continue to strive to reach even higher levels. We are confident of achieving our empowerment targets sooner rather than later, however timing of the conversion of our mineral rights depends on the final outcome of the Royalties Bill.

HIGHLIGHTS

- In March 2003, in line with the strategy of developing our heavy minerals business through Ticor Limited (Ticor), Kumba increased its shareholding in the Australian-listed heavy minerals group to 51,4%, making it a subsidiary of the group. Accordingly, Ticor's results are now fully consolidated (since 1 April 2003), and Ticor's financial year end will change from December to June to reflect that of its holding company, Kumba. The partnership between Kumba and Ticor has made a significant contribution to the latter's success in the heavy minerals industry in both Australia and South Africa.

- Our investment in the Ticor SA heavy minerals project is beginning to reap dividends, with the first furnace of the Empangeni smelter starting up on schedule and commissioning beginning in March 2003. Production at the mine and minerals separation plant has already yielded excellent results. This division has very promising prospects and is likely to become the second-largest contributor to Kumba's revenue and earnings after iron ore by 2006.

- The development of Sishen, specifically Sishen South, is at an important stage. The Sishen South, project's technical feasibility study has been completed and is currently being evaluated. Kumba is thus well placed to participate in regional industry rationalisation, as noted earlier. Should a North-South model or some other form of rationalisation emerge from the current negotiations in the Northern Cape as being economically more favourable, the planned capacity expansion could be achieved through implementation of the revised configuration.

- In China, the joint venture between our base metals division, the Chifeng Hongye Zinc Smelting Company and the Baiyinnuoer Lead Zinc Mine Company Limited received final approval from the Kumba board in February 2003. This has signalled the start of the expansion and joint operation of the Hongye zinc refinery and the roaster at Lindong (as detailed in the review of growth opportunities). It will give Kumba a better understanding and stronger foothold in China, which is the world's most important market for base metals.

- Kumba has made significant progress in enhancing its risk management systems, which are now on par with best practice in our industry. These systems are reviewed regularly, from operational to corporate level and results are reported to the board bi-annually.

- Our determination to make our value system a tangible reality was entrenched in November 2002, with the launch of the Kumba Way, which embodies commitment, teamwork, a shared vision, seeking better ways to do things and encouraging the aspirations of all. The Kumba Way is founded on identifying best practices throughout the group or externally and using these to realise our goal and practice of continuous improvement.

- In April 2003, our subsidiary ZnERGY (Zinc-air Energy Systems), started manufacturing zinc-air fuel cells at a plant site in Pretoria. This project was announced at the World Summit for Sustainable Development in Johannesburg in 2002. Manufacturing under licence from a German firm, ZOXY Energy Systems AG (ZOXY), ZnERGY will meet the growing demand for high-density, long-life and low-cost battery systems. It is a practical and recyclable means of energy storage that will help reduce the environmental impact of using conventional batteries to generate power, particularly in areas with little or no access to conventional electricity. ZOXY has achieved great success in breaking into the European uninterrupted power supply markets.



- Sustainable development and corporate citizenship are now a fundamental part of Kumba's strategy. As detailed in the summary reports on pages 58 to 72, Kumba is committed to ensuring that, at all times and in all our operations, the operating standards we maintain and the legacy we leave behind is positive for the surrounding communities and the environment.

- Kumba continued to honour its commitment to training and development of its employees as part of the group's socio-economic empowerment strategy and to further improve efficiency levels. During the year, Kumba invested R62,2 million in training and developing employees, equating to 5,7% of total payroll. This is above the Mining Qualifications Authority's average of 3,8% for mining companies with more than 5 000 employees. Kumba is proud to have trained 24% of the total number of artisan trainees in the mining industry during the year under review.

APPRECIATION

In just two years, Kumba has taken truly giant strides, underpinned by one of the best teams in the mining industry – people determined to make it happen. Our technical and managerial competencies compare with the best in the industry. The integrity, the ethics by which our people live and work set us apart and I thank them most sincerely.

Special tribute also needs to be paid to our customers for their loyal support, to our suppliers from whom we have enjoyed excellent service delivery and to our trade unions with whom we maintain sound relationships and who have supported all the major initiatives in the group.

On behalf of management, I thank our board of directors for their support, independence and commitment to good corporate governance. In particular, our chairman, Dawn Marole, is adding tremendous value to the group and we look forward to continued guidance and counsel from the board under her leadership.

OUTLOOK

Kumba faces a challenging year ahead, but there are several positive factors that we believe will assist our performance, including the increase negotiated for iron ore prices until March 2004. Equally, following the successful ramp-up of heavy minerals production, the first shipments of titanium slag will be made soon. Kumba will benefit from the expected reduction in interest rates as we are in a net borrowed position. Finally, underscoring the fundamental strength of the group, all our operations are expected to produce good physical performance during the new financial year.

As noted, sustained rand strength affects all exporters, and Kumba is no exception. The global outlook for commodities, other than iron ore, is expected to remain weak to muted. This outlook, coupled to input cost structure increases such as rail tariffs and high oil prices, will test the mettle of all Kumba's people to further improve efficiencies.

Earnings are expected to remain under pressure in the new financial year. However, we are clearly focused on steps that can be taken to ensure that we continue to operate efficiently and are confident of again producing outstanding operating results that should underpin earnings in these tough market conditions.

Con Fauconnier
Chief Executive
10 September 2003

FOCUS ON STAKEHOLDER PROSPERITY

We will continue to create wealth for all stakeholders by doing what we do better than anybody else. Our vision, values and governing principles ensure that stakeholder prosperity will be enhanced.



OVERVIEW OF GROUP OPERATING RESULTS

The group maintained strong production levels and sales volumes for the year. Depressed global commodity prices and the substantial strengthening of the rand, however, placed operating margins under pressure (table 1).

Currency Impact

An average exchange rate of R9,01 to the US dollar was realised on export proceeds compared with R10,18 for the 2002 financial year while debtors and balances denoted in US dollar and derivative instruments were revalued at a closing spot rate of R8,42 on 30 June 2003, compared with R10,37 which prevailed on 30 June 2002. The group's operating margin, excluding this currency effect, would have remained constant year on year (table 2).

Table 1

R million	**2003**	2002	2001[1] Pro forma	CAGR[3] %
Revenue	**7 469**	7 182	5 404	17,6
Net operating profit	**1 212**	1 683	793[2]	23,6
Depreciation	**532**	454	340	
Earnings before interest, tax, depreciation and amortisation (Ebitda)	**1 744**	2 137	1 133	24,1
Operating margin (%)	**16**	23	15	3,3
Ebitda margin (%)	**23**	30	21	4,7

1. As contained in the pre-listing statement of 29 October 2001.
2. Net operating profit of R584 million adjusted for a non-recurring charge of R209 million for scrapping of plant.
3. Compound annual growth rate.

Table 2

Adjustment for currency impact (R million)	**2003**	2002
Net operating profit	**1 212**	1 683
Unrealised revaluation loss/(gain)	**73**	(9)
Realised exchange rate effect	**573**	
Net operating profit, excluding currency movement	**1 858**	1 674
Operating margin, excluding currency effect (%)	**23**	23

Segmental Results

Segmental results are shown in tables 3 and 4.

Table 3

Revenue

R million	**2003**	2002
Iron Ore	**4 234**	4 340
Coal	**1 638**	1 489
Base Metals	**892**	941
Heavy Minerals	**587**	227
Industrial Minerals	**78**	57
Other	**40**	128
Total	**7 469**	7 182

Table 4

Net operating profit

R million	**2003**	2002
Iron Ore	**882**	1 221
Coal	**279**	255
Base Metals	**15**	102
Heavy Minerals	**59**	54
Industrial Minerals	**21**	15
Other	**(44)**	36
Total	**1 212**	1 683

Revenue from iron ore for the 2003 financial year decreased marginally as the 9% average increase in iron ore prices in the last quarter and higher export volumes of 1Mt were more than offset by the lower prices in the first nine months (an average decrease of 4% from the previous year) and the strong rand. This, together with higher production volumes and increased stripping of overburden, insurance premiums and environmental provisions, resulted in a 28% decrease in net operating profit to R882 million.

Higher coal prices accounted for a 10% increase in revenue as sales volumes were maintained despite a major generator failure at the Matimba power station. Net operating profit improved by 9% to R279 million notwithstanding the increased costs of planned maintenance programmes and higher insurance premiums.

Despite the record production and sales volumes at both the Rosh Pinah mine and the Zincor refinery, the stronger currency, a lower zinc price of 13% in rand terms together with substantially lower globally based zinc concentrate treatment charges paid to refineries, resulted in revenue decreasing by 5% to R892 million and net operating profit from R102 million to R15 million.

At the Ticor SA heavy minerals operation, production of ilmenite, zircon and rutile increased substantially with both zircon and rutile fully sold. Market conditions for ilmenite remained unfavourable and crude ilmenite was largely being stockpiled for smelting and processing into titanium slag and pig iron.


Iron ore 56%
Coal 22%
Base metals 12%
Heavy minerals 8%
Industrial minerals 1%
Other 1%

REVENUE


Iron ore 73%
Coal 23%
Base metals 1%
Heavy minerals 5%
Industrial minerals 2%
Other (4)%

NET OPERATING PROFIT

Revenue increased by 159% to R587 million mainly as a consequence of the consolidation of the Australian heavy minerals and pigment producer, Ticor. Net operating profit increased marginally from R54 million to R59 million as the consolidation effect of Ticor was largely offset by the impact of the stronger rand on Ticor SA, a higher depreciation charge and the costs of the mining operation being charged to the income statement as it was brought into substantial operating use.

Industrial minerals continued to benefit from favourable market conditions in the steel and construction sectors, resulting in a significant improvement in both revenue and net operating profit.

NET FINANCING COSTS

Net financing costs consist of interest expense, net of interest earned and interest capitalised on project developments.

The average monthly effective cost of borrowings increased from 10,5% pa to 12,63% pa in line with an upward interest rate cycle. Net financing costs increased marginally to R244 million and were covered



seven times by Ebitda compared with nine times in the 2002 financial year.

Interest cost of R32 million was capitalised, mainly in respect of the project loan facilities taken up for the Ticor SA project, compared with no capitalisation in the 2002 financial year.

INCOME FROM EQUITY ACCOUNTED INVESTMENTS

Our share of attributable profit from investments, before tax, has decreased significantly as a consequence of the loss reported by AST Group Limited (AST) which offset other equity accounted income (table 5).

We have a 26,7% interest in AST which we acquired as part of the allocation of debt upon the unbundling of Kumba from Iscor Limited in November 2001. Although regarded as a non-core investment for our business, AST is an important information technology service provider to the Kumba group. Kumba, accordingly, together with AST's banker and other creditors, agreed to a major business improvement and financial restructuring programme to restore AST to profitability with a focus on its core business areas.

Kumba will underwrite R35 million of a rights issue of R89 million to be undertaken by AST in October 2003 which could potentially increase our shareholding to 34,3% should all other shareholders of AST not follow their rights.

EARNINGS

A lower net operating profit and the significant reduction in income from equity accounted investments, offset to some extent by a lower tax charge, resulted in a decline in both attributable profit and headline earnings (table 6).

TAXATION

The tax charge for the year reduced to R229 million in line with the decline in operating profits.

The effective tax rate of 24% is mainly the result of a tax write-off on the acquisition of certain mining equipment.

Table 5

R million	**2003**	2002
Ticor Limited*	**57**	72
AST	**(73)**	(8)
Trans Orient Ore Supplies	**15**	17
Other	**3**	2
Total	**2**	83

* *Equity accounted for 9 months of the year.*

Table 6

R million	**2003**	2002	%
Attributable earnings	**718**	976	(26)
Adjusted for:			
• Net (surplus)/deficit on disposal or scrapping of operating assets	**(3)**	4	
• Impairment charges	**2**	101	
• Goodwill amortisation	**21**	(26)	
• Our share of associates' goodwill amortisation and exceptional items	**45**	52	
• Tax effect on the above items	**1**	(9)	
Headline earnings	**784**	1 098	(29)

CONSOLIDATION OF TICOR LIMITED

Following the increase of our shareholding in Ticor to 50,12% in March, we consolidated Ticor from 1 April 2003. The effect of the consolidation is shown in table 7.

We have subsequently increased our shareholding in Ticor to 51,38% as at 30 June 2003.

DIVIDENDS

The effect of the challenging market conditions on the group's operating results and cash flow necessitated a review of the level of the maiden dividend of 85 cents per share that was declared in August and paid in September 2002, based on the group's exceptional results in a weak currency environment in the 2002 financial year.

The board accordingly approved a dividend of 60 cents per share in South African currency for the financial year ended 30 June 2003 payable in September 2003. The dividend is covered 4 times by attributable earnings.

It remains our aim to declare regular dividends annually in August, payable in September. The level of dividend payments is reviewed against prevailing trading conditions, our balance sheet structure and available cash flow, taking cognisance of value adding growth opportunities.

CASH FLOW

The lower earnings before interest, tax, depreciation and amortisation, increased working capital requirements (mainly in respect of the Ticor SA project and as a consequence of the consolidation of Ticor), finance charges and dividend and tax payments, resulted in a reduced cash flow from operating activities from R2 184 million to R780 million (table 8).

Cash flow, before the investment into the Ticor SA project development, was R319 million positive.

Table 7

R million	Consolidated group	Ticor effect
Revenue	7 469	275[1]
Net operating profit	1 212	35[1]
Equity accounted income before tax	2	57[2]
Attributable profit	718	49
Headline earnings	784	46
Net debt	2 374	432

1. For the quarter ended 30 June 2003.

2. For the nine months ended 31 March 2003.

Note 23 to the financial statements contains a detailed analysis of the business combination effect.

Table 8

R million	**2003**	2002
Cash flow from operating activities	**780**	2 184
Cash used in investing activities		
• Capital expenditure – Ticor SA project	**(923)**	(631)
• Capital expenditure – other	**(463)**	(454)
• Proceeds on disposal of property, plant and equipment	**44**	25
• Increase in cash resources on acquisition of a controlling interest in subsidiaries	**366**	
• Acquisition of joint ventures and associates	**(34)**	
Other	**(8)**	(59)
Net cash (outflow)/inflow	**(238)**	1 065



DIVESTMENT OF NON-CORE INTERESTS

Subsequent to 30 June 2003, we divested of our 30,13% interest in Mincor Resources NL, a listed Australian mining and exploration company into which our gold and exploration assets were vended in 1999. The proceeds of the sale, before tax, at a price of 41 Australian cents per share, were AUD21 million (R103 million).

Negotiations are presently taking place with the objective to sell our 40% interest in two bulk ore carriers while our position as a major share-holder in AST will be regularly reviewed.

FINANCIAL STRUCTURE

Net borrowings increased by R1 231 million to R2 374 million mainly as a result of the high level of capital investment in the Ticor SA project, and the consolidation of the net debt of Ticor Limited, Australia.

The group's debt to equity ratio was 39% with net debt 1,4 times Ebitda.

The composition of Kumba's net debt, and the redemption profile of the long term interest-bearing borrowings, is shown in table 9.

The group is presently assessing alternative funding sources with the objective of refinancing a portion of the loan maturities up to 2006 with a well spread redemption profile.

CAPITAL EXPENDITURE

Table 10 shows a comparison of estimated and actual capital expenditure for the 2003 year, together with an estimate for the next year.

The group's capital expenditure over the last two financial years has been dominated by the investment in both the mining and smelting heavy minerals operations of the Ticor SA project in KwaZulu-Natal.

Table 9

Loan composition	Drawn Rm	Available Rm	Redemption profile Year	Redemption profile Rm
Long term				
• Corporate	1 404		2004	407
• Ticor SA project	1 060	60	2005	697
• Ticor Ltd	744		2006	1 126
	3 208	60	2007	273
			Thereafter	705
				3 208
Short term	130	1 820		
Total	3 338	1 880		
Cash balances	(964)			
Net debt	2 374			

Table 10

R million	**2004 Estimate**	**2003 Estimate***	**2003 Actual**	2002 Actual
Sustaining capital	**347**	**446**	**247**	283
Expansions	**257**	**146**	**203**	146
Environmental	**47**	**43**	**13**	25
Ticor SA project	**480**	**1 156**	**923**	631
Total	**1 131**	**1 791**	**1 386**	1 085

**2002 annual report estimate.*

POST-RETIREMENT BENEFIT LIABILITY

The three accredited medical aid funds are structured to exclude any employer liability for post-retirement medical benefits in respect of either existing or past employees.

Our retirement benefit funds comprise a number of defined contribution funds and two closed defined benefit funds. These funds were adequately funded as per the last actuarial valuation.

SHARE PRICE PERFORMANCE

A year-on-year comparison shows that the volume weighted average share price for the year under review was R33,79 against R43,31 for the previous year, while daily trade in shares averaged 623 513 in 2003 compared with 1 268 534 in the corresponding period. In the current financial year, the share peaked at R49,05 in July 2002 (against a high of R59,00 in the previous financial year) and bottomed at R24,13 in April 2003.

Since listing, Kumba has outperformed both the Alsi 40 and Resources indices. However, during the second half of the year under review, the relative rand strength and volatility has had a negative impact on resource shares in general and our share price in particular, so much so that share price performance up to the 52-week low on 25 April 2003 (corresponding with a 2,5 year high in the rand against the US dollar) under-performed the JSE Resources index by 27%. Since then, relative rand stability and general investor appetite for resources shares have seen Kumba outperforming the index by 20%.


10 050 000
8 050 000
6 050 000
4 050 000
2 050 000
50 000
70
60
50
40
30
20
10
0
R59.00
R55.87
R49.05
R29.08
R33.41
R29.83
R30.20
R24.13
Nov '01 Jan '02 Feb '02 Mar '02 Apr '02 May '02 Jun '02 Jul '02 Aug '02 Sep '02 Oct '02 Nov '02 Dec '02 Jan '03 Feb '03 Mar '03 Apr '03 May '03
Volume traded
Share price

SHARE PRICE AGAINST DAILY TRADING VOLUMES


60
55
50
45
40
35
30
25
20
15
10
5
0
Nov '01
Jan '02
Mar '02
May '02
Jul '02
Sep '02
Nov '02
Jan '03
Mar '03
May '03
KMB
ALSI 40
Resources Index

RELATIVE SHARE PRICE PERFORMANCE SINCE LISTING

A STEPPING STONE OF OPPORTUNITY FOR SOUTH AFRICA



A common purpose is the upliftment of our country and its people. Kumba is firmly anchored in South African soil and our commitment to the country enables us to act as a stepping stone to a brighter future.

BUSINESS OPERATIONS REVIEW

OVERVIEW

The positive operational results of the five strategic business units (SBUs) reflect the strong drive for people performance and operational excellence.

Very high levels of world steel production, supported by phenomenal growth in Chinese iron ore imports, resulted in strong demand for iron ore. Good domestic demand from the steel, ferroalloy and power utility sectors supported the strong sales of coal and industrial minerals products. The heavy minerals business enjoyed good sales of zircon and, during the year, offtake agreements for titanium dioxide slag were finalised. The zinc business remained depressed, with metal prices and treatment charges at record lows, exacerbated by the strength of the rand.

The safety, health, environmental and quality performance reflects a substantial improvement and the number of fatalities has been halved to four from the previous year's eight. The goal remains an injury-free environment and the loss of four colleagues is deeply regretted.

Several of our operations have now been accredited with international standards for safety, OSHAS 18001, and environment, ISO 14001, and a programme to have all operations accredited is under way, with completion scheduled for December 2004.



OPERATIONAL EXCELLENCE

Achievements: The programme to improve performance through initiatives focused on people, processes and operational excellence brought about a number of excellent results:

- Record iron ore production output of 26,2Mt from Sishen mine
- Record of 26,1Mt of iron ore railed from Sishen to the Saldanha port
- The ramp-up of the first furnace at the Ticor SA heavy minerals business is progressing according to schedule
- Record annual coal sales at the Grootegeluk mine
- Record annual production of zinc metal of 115 000 tonnes from Zincor
- Record annual production of zinc concentrate of 91 229 tonnes from the Rosh Pinah mine
- Increased sales volumes to the value of R429 million
- Cost containment below inflation

Targets: Challenging targets have been set:

- Increase in sales tonnages of 2% to the value of R426 million in the 2004 financial year
- A reduction in real production costs of 2% to the value of R123 million in the 2004 financial year
- Business improvement programmes at Base Metals to realise value of R115 million by the 2005 financial year



IRON ORE

Physical information	2003 000t*	Y-O-Y %
Total production	28 557	+1
Total sales	29 716	+6
Exports	20 946	+5
Domestic	8 770	+7
Capital expenditure (R million)	211	-17

** = metric tonnes*

Y-O-Y = year-on-year

The iron ore strategic business unit (SBU) is one of the world's major high-grade lump iron ore producers.
It operates two mines in South Africa, Sishen in the Northern Cape and Thabazimbi in Limpopo. Sishen accounts for 4% (21Mt) of global seaborne trade and 85% of local production, while all of Thabazimbi's production is supplied to Iscor on a cost recovery basis plus a management fee of 3% of such cost. Actual tonnage sold for the year increased by 6% due to high demand and the good performance of the total business logistical chain.

During the review period, Sishen and Thabazimbi produced record tonnages of iron ore with Sishen accounting for 92% of the total production. Sishen exported 76% of its production through Saldanha Bay to 34 major steel producers in 12 countries around the world, while 24% was railed to Iscor, Saldanha Steel mill and other domestic consumers.


China 32%
RSA 21%
Japan 15%
UK 10%
Germany 7%
Austria 7%
Other 8%

REVENUE

In April 2003, global iron ore prices increased by 9,0% for fine and 8,9% for lump ore, reflecting the influence of Chinese demand and were fixed for 12 months. China is the most important growth factor in the iron ore market and has indicated a demand for increased quantities of Sishen iron ore. Sishen ore is highly sought after as it improves the quality of the raw material feedstock into furnaces when blended with other ores due to its high iron content and superior physical properties.

Sishen continuously focuses on maximising production and distribution volumes. Having implemented sophisticated production management systems and through plant modifications, Sishen is expected to reach 27Mtpa capacity by December 2004. The new up-current classifier plant will add 300 000tpa of fine ore capacity. The utilisation of improved primary feed systems as well as focused measurement of the production process will facilitate a further 700 000tpa capacity. These initiatives will also improve the ore extraction efficiency and the mine's competitive position.

Concurrently, the rail and port infrastructure associated with exports is being upgraded by Transnet. Negotiations between Kumba and Transnet for additional rail line and iron ore export capacity through the port of Saldanha Bay started during the year. A project team will determine the ultimate capacity of the infrastructure before the allocation of capacity can be finalised. Technical studies are under way to evaluate and determine the feasibility of a number of options to increase local iron ore production by up to 8,5Mtpa within five years. The domestic and other growth opportunities in Australia are discussed in the growth opportunities review on page 36.

RECORD PRODUCTION FROM ONE OF THE WORLD'S MAJOR HIGH-GRADE LUMP IRON ORE PRODUCERS

Cost containment is an ongoing priority at Sishen and various programmes have been launched. Selective mining techniques that will have a positive effect on waste removal have been implemented, and ore gains have already been experienced. Programmes to contain the cost of maintenance, especially the cost of wear and tear and consumption of steel in the crushers as well as wear on the conveyer belts, have been successfully implemented.

Highlights of the review period include a decrease in the lost day injury rate at Thabazimbi from 2,78 to 1,21 and final approval of the Sishen environmental management plan. Sishen also received a golden award from the National Productivity Institute, while its mine sampling laboratory received internationally-recognised ISO 17025 accreditation.

CAPITAL EXPENDITURE

R million	Actual 2003	Estimate 2004
Sustaining	76	166
Environmental	2	24
Expansion	133	51
Total	**211**	**241**



Iron ore operations and new housing development at the Sishen and Thabazimbi mines.






10



COAL

Physical information	2003 000t*	Y-O-Y %
Total production	18 012	-1
Total sales	18 000	0
Eskom	13 051	-1
Other domestic	3 821	+3
Exports	1 128	-4
Capital expenditure (R million)	125	+26

** = metric tonnes*

Y-O-Y = year-on-year

The coal SBU operates three collieries in South Africa and is the country's fifth-largest coal producer. Grootegeluk mine in Limpopo and Leeuwpan in Mpumalanga, are conventional open-pit operations. Tshikondeni, in Limpopo, is an underground mine that supplies its entire production to Iscor at cost plus a management fee of 3% of such cost.

During the year, the collieries produced 18Mt of thermal, metallurgical and coking coal with Grootegeluk accounting for 90% of the total production.

Overall, both operational and financial performance were boosted by a continued focus on cost efficiency resulting in an annual average decrease in costs of 1,9% (real) for the past three years. The SBU also focused on maximising throughput to higher margin market segments, such as the metals market, into which record sales were realised.

Production at Grootegeluk was affected by a turbine failure on one of the six units at Matimba, one of Eskom's major power stations, which persisted for the greater part of the year. The relatively high volumes of thermal coal supplied to this market despite the turbine failure were achieved through improved availability and utilisation of power station supply equipment. A strong focus in improving the efficiencies of a logistical rail bottleneck at Grootegeluk has resulted in a record volume of coal dispatched of some 3,1Mt against a previous record of 2,8Mt.

Leeuwpan recorded a solid performance in terms of operations and cost control despite the negative impact on production, having encountered an unexpected area of devolatilised coal seams during the year.

Tshikondeni's re-engineering programme has led to the development and implementation of a new mine plan, which is on schedule.

The SBU is strategically positioned in the market to supply coal to Eskom and is the fourth-largest supplier to the utility. The geographical location of Leeuwpan relative to the Majuba and Thutuka power stations which experienced shortages of coal supply and the mine's ability to supply timeously a product of consistent quality, has resulted in Eskom showing an interest in coal supply from Leeuwpan. As an interim arrangement the mine has started to supply the power station with coal during the last quarter of the financial year.

Total sales to the metals segment were 1,5Mt for the year, which were in line with sales for the previous year. Some 64% of sales prices are US dollar-based and an average increase of 4% in dollar terms was realised during the year. On the remaining 36% of sales that are rand-based, an increase of 8% was realised.

Export volumes of 1,1Mt were in line with the previous year. Average US dollar prices were approximately 9% higher, but rand income was lower due to the stronger exchange rate, higher distribution costs and the cost of export allocation through the Richards Bay Coal Terminal.

A brownfield project planned by the SBU is a second-stage beneficiation project at Grootegeluk where suitable products will be produced for ultimate consumption in the coke market sector.

CAPITAL EXPENDITURE

R million	Actual 2003	Estimate 2004
Sustaining	96	84
Environmental	8	21
Expansion	21	100
Total	**125**	**205**





Above: The Grootegeluk mine with the Matimba power station in the distance.
Left and below: Operations at Grootegeluk.





BASE METALS

Physical information	2003 000t*	Y-0-Y %
Total production	228	+10
Zinc concentrate	91	+21
Zinc metal	115	+10
Lead concentrate	22	-21
Total sales		
Zinc metal	112	+4
Domestic	92	-2
Exports	20	+43
Lead concentrate	30	+20
Capital expenditure (R million)	73	-19

** = metric tonnes*
Y-O-Y = year-on-year



The base metals SBU comprises the Zincor and Rosh Pinah operations. Rosh Pinah in southern Namibia is an underground lead zinc mine that produced a record of 91 229 tonnes of zinc-containing concentrates. These concentrates account for 37% of Zincor's annual requirements. Lead-containing concentrates, which amounted to 30 000 tonnes during the year, were exported through Walvis Bay. Increased production resulted primarily from higher feed grades and de-bottlenecking.

The global zinc market remained in oversupply throughout the year, resulting in weak US dollar prices, which traded between $740 and $800 per tonne. During the first half of the year, the SBU was shielded from the effect of a low price by a weaker local currency. The strengthening of the rand resulted in a sharp reduction in the realised rand zinc price to approximately R6 200 per tonne.

Although local zinc metal sales were relatively soft during the year, increased exports resulted in record sales for Zincor while Rosh Pinah achieved higher sales of lead concentrates.

The Zincor zinc refinery has long-term offtake agreements with its major customers, and produced 115 000 tonnes of zinc metal during the year. This capacity will increase as de-bottlenecking activities continue. The record production was achieved through the utilisation of imported concentrates with higher grades and increased plant availability. Zincor is the leading supplier of zinc in east Africa, with well-established markets in Kenya and Tanzania.

In an effort to increase the per capita consumption of zinc in South Africa, the SBU has been instrumental in founding the southern African branch of the International Zinc Association (IZASA). The aim is to promote the use of zinc through various technical and marketing initiatives into the primary industries that consume zinc metal.

To protect declining margins resulting from the continued depressed zinc price and the strength of the rand, the SBU has embarked upon a business improvement programme. This cost reduction and revenue enhancement initiative targets an operating profit improvement of some R115 million by June 2005.

CAPITAL EXPENDITURE

R million	Actual 2003	Estimate 2004
Sustaining	22	19
Environmental	3	2
Expansion	48	106
Total	**73**	**127**

The higher capital expenditure in respect of project developments is mainly as a consequence of the expansion of the Hongye refinery in China which is dealt with in the growth opportunities review on page 36.



Base metals operations at the Zincor refinery, and ZnERGY plant (below and right).







HEAVY MINERALS

Physical information	Ticor SA		Ticor Ltd[1]	
	2003 000t*	Y-O-Y %	2003 000t*	Y-O-Y %
Total production				
Ilmenite	91	+107%	428	-4%
Zircon	53	+18%	80	+4%
Rutile	20	+5%	36	+24%
Low manganese pig iron (LMPI)	3	100%		
Leucoxcene			26	+44%
Synthetic rutile			179	+1%
Pigment			94	+3%
Total sales				
Ilmenite	50	+39%	126	-22%
Zircon	60	+82%	83	-5%
Rutile	19	+58%	28	-3%
Leucoxcene			19	-21%
Synthetic rutile			81	-13%
Pigment			81	-9%

1. Tonnages reflect 100% of the production and sales volumes of the Tiwest joint venture in which Ticor Ltd has a 50% interest.

** = metric tonnes*

Y-O-Y = year-on-year

Through its strategic investment in Ticor Limited and Ticor SA, the SBU is positioned to become the third largest producer of slag feedstock by 2005, when both furnaces at Ticor SA are at full production.

During the year under review, the SBU had to contend with the continued downturn in the world economy and ongoing downward pressure on titanium feedstock prices. Demand for zircon remained strong, with significant potential in the Chinese market. Sales of zircon and rutile from Ticor SA increased by 82% and 58% year-on-year respectively. Ilmenite prices were negatively affected by the depressed market conditions and competition from Indian producers, although sales for the year were higher. A long-term off-take agreement for ilmenite was concluded early in 2003.

At the Ticor SA operations, most of the crude ilmenite continued to be stockpiled for feedstock to the smelter. The increase in production of the various products was the result of the successful commissioning of the up-front desliming cyclone and increased efficiencies at the primary wet and mineral separation plants.

The first furnace of the smelter was commissioned in March 2003 and its ramp-up programme is on schedule. The construction of the second furnace is more than 95% complete.

Phase 1 of the Ticor SA project, consisting of the Hillendale mine and the mineral separation plant, has reached full production capacity and was completed on schedule and within its budget of R738 million. The first furnace (phase 2 of the project) has also been completed on schedule and within its budget of R916 million. Construction of the second furnace is on schedule and within its budget of R361 million.

The project's total funding requirements of R3 500 million, which includes the development of the Fairbreeze mine and working capital requirements, are funded by:

	R million
Shareholders:	2 200
Kumba	1 300
Ticor Ltd	900
Project finance loans	1 300
Funding requirements	3 500

The operations of Ticor Ltd in Australia include a mine at Cooljarloo, a synthetic rutile plant at Chandala, a pigment plant at Kwinana and a cyanide plant at Gladstone. The cyanide plant is 100% owned while the heavy minerals operation consists of the mine, and synthetic rutile and pigment plants which are owned jointly with Kerr McGee. The Tiwest

ON TRACK TO BE THE THIRD-LARGEST PRODUCER OF HEAVY MINERALS FEEDSTOCK BY 2005

joint venture is one of the few fully integrated mines to pigment producers.

During the year Ticor Ltd completed the acquisition of Magnetic Minerals Ltd through which it secured additional heavy minerals reserves in Western Australia. This will extend the life of mining operations of Ticor Ltd.

Ticor SA continues to evaluate resources in the Eastern Cape (Centane) and in KwaZulu-Natal (Port Durnford), and the prospect of acquiring prospecting rights in Madagascar (Tulear).

Market consensus is that feedstock demand is expected to grow at 2,6% pa with the main growth in the chloride slag sector, which is anticipated to remain in oversupply until 2005. Ticor SA has concluded long-term off-take agreements for the major portion of its chloride slag production.

Ticor SA is on schedule to deliver its first consignment of chloride slag towards the second quarter of the 2004 financial year. The first shipment of low manganese pig iron (LMPI) occurred in August 2003.

CAPITAL EXPENDITURE

R million	Actual 2003	Estimate 2004
Sustaining	28	32
Environmental	–	–
Expansion	923	480
Total	**951**	**512**

Ticor SA's Empangeni operations.











INDUSTRIAL MINERALS

Physical information	2003 000t*	Y-O-Y %
Total dolomite production	1 327	+3
Total dolomite sales	1 321	+1
Metallurgical	642	+15
Aggregate	585	-10
Lime	94	0
Total ferrosilicon production	5	0
Total ferrosilicon sales	5	+25
Capital expenditure (R million)	5	+56

** = metric tonnes*

Y-O-Y = year-on-year

The SBU comprises the Glen Douglas open-cast mine producing metallurgical dolomite, aggregate and small quantities of agricultural lime; a ferrosilicon plant in Pretoria producing a superior gas-atomised ferrosilicon powder; and a 50% interest in the Bridgetown dolomite mining joint venture in the Western Cape.

The Glen Douglas mine supplies the requirements of the domestic steel industry, in particular the demand for metallurgical dolomite from Iscor, and maintains its market share of some 10% in the aggregate business in southern Gauteng. The operations benefited from positive growth in the steel and construction industry during the year.

The Bridgetown joint venture supplies dolomite to the Saldanha Steel mill.

The ferrosilicon operations are strategically positioned to meet the beneficiation needs of Kumba's iron ore mines with some 75% of output supplied to the mines and an increased market penetration in the diamond, chrome and export markets.



OPERATIONS BENEFITED FROM POSITIVE GROWTH IN THE STEEL AND CONSTRUCTION INDUSTRY







The Glen Douglas dolomite mine situated in Gauteng and its social responsibility programmes.

GROWTH OPPORTUNITIES

IRON ORE

Sishen South is an important iron ore project in the Kgalagadi region of the Northern Cape, and 70km south of Sishen mine.

A R55-million study to confirm the technical and economic potential of the project in a bankable format is nearing completion and this, together with the environmental and social impact assessments required to secure a mining permit, will be completed by December 2003.

If treated on a stand-alone basis, Sishen South would be developed as an 8-10Mtpa open-pit mine at a capital cost of around R2 billion, including beneficiation facilities that would render its output compatible with the high-grade ore produced from Sishen. Under this scenario, Sishen South ore would be railed via Sishen to the export terminal at Saldanha Bay.

Alternative development scenarios involve the exchange or amalgamation of iron ore assets owned by the two main operators in the region, and are the subject of continuing discussion between the parties concerned. Subsequent to the year end, a heads of agreement was signed with Assmang.

Conversion to bankable status of the technical feasibility study into the Hope Downs iron ore project in the Pilbara district of Western Australia has continued since the completion of a value-engineering exercise early in 2003. The project is a joint venture between Kumba and Hancock Prospecting (Pty) Limited, a Perth-based company that discovered and undertook the initial evaluation of the property.

The present study commenced in 1998 on the assumption that access to existing privately-owned rail infrastructure could be secured that would facilitate the export of 10-15Mtpa of high-grade Marra Mamba ore from Hope Downs via one of three terminals along the Australian west coast, some 350km distant. When it became apparent that this option might be difficult to achieve, the rail owners being competing iron ore producers, the study was extended to include provision for the construction of new rail infrastructure and a terminal at Port Hedland. This resulted in an increase in the capital cost of the project to its current level of AUD1,6 billion, necessitating in turn, an increase in the scale of operations to 25Mtpa. The reserve base of 450Mt, with substantial additional adjacent resources, would be sufficient to sustain an operation of this size; and forecast market growth would be able to accommodate such output without difficulty.

The project team is currently compiling an information memorandum, which selected potential equity investors will be invited to receive during the second half of 2003. In the meantime, efforts continue to be made to identify mutually-beneficial rail-access agreements with the owners of existing infrastructure.


Pilbara
Australia

In West Africa, a due diligence study on three iron ore deposits in Gabon concluded that resource quality and the absence of rail and port infrastructure detract from their development potential. Other deposits in closer proximity to existing rail infrastructure are currently under investigation.

In Senegal, a due diligence study of the Faléme deposit showed that the property could have commercial potential only if infrastructure development were to be funded by government or international organisations. Discussions in this regard are continuing.

COAL

Kumba's coal business unit and empowerment company, Eyesizwe Coal, have concluded an agreement to develop jointly an open-pit coal mine at Kalbasfontein, north-east of Witbank in Mpumalanga, for an expected capital investment of R300 million. Development of the mine, which is planned to produce 1,0Mtpa of export-quality steam coal, will commence as soon as the long-awaited approval of the port authorities has been obtained for the phase V expansion of the coal terminal at Richards Bay.

A feasibility study was undertaken to determine the viability of second-stage washing in the number 2 beneficiation plant at Grootegeluk to increase production of semi-soft coking coal. The project envisages the production of an additional 0,7Mtpa of material destined for supply to the coke-making facilities of Suprachem, as well as to other domestic and international customers. A decision to proceed with the modification of the plant will be taken once Suprachem confirms its own expansion plans.

A pre-feasibility investigation into the production of char/formed coke, also at Grootegeluk, is nearing completion and it is expected that a full feasibility study will be conducted during the coming year. The scope of this project includes the open-cast and possible high wall underground mining of benches 11 and 13 in the current Grootegeluk pit, together with the construction of a separate beneficiation plant and three char-manufacturing facilities. The latter would cater for the reductant requirements of the ferrochrome, ferromanganese and titanium slag industries. A second phase will consider the manufacture of formed coke for the ferroalloy sector. At full production, the overall project could produce 0,6Mtpa of char and 0,4Mtpa of formed coke.

A strategy to develop additional coal reserves in the Waterberg Field in a phased programme has been drafted and is currently being discussed with relevant government departments and potential partners.

BASE METALS

Exploration for further ore bodies to augment the reserves available to Rosh Pinah mine continued, with significant new resources discovered during the past year.

In China, work on the expansion of the Hongye zinc refinery at Chifeng in Inner Mongolia is progressing well following the approval of the Kumba board to proceed with the project. This entails doubling the capacity of the refinery to 50 000 tonnes of zinc metal per annum, a target that is scheduled to be met towards the end of 2004. Kumba's 60% participation in the venture, which includes construction of a roasting plant and overall management of the total business, limits its total exposure to Yuan140 million (R125 million); other participants are the owners of the Hongye refinery and the principal suppliers of concentrate feedstock.

Despite continued efforts on the part of the South African government and other brokers to halt hostilities in the Democratic Republic of Congo (DRC), it has so far proved impossible to secure the unqualified support of all protagonists. This, together with the reluctance of important constituencies within the DRC to accept the new mining code developed by the government in collaboration with World Bank, has delayed a return to conditions conducive to investment. Consequently, it has not been possible either to proceed with a feasibility study on the refurbishment of the Kipushi zinc/copper mine or with an update of the feasibility study conducted in 1998 on the Kamoto copper/cobalt mine during the last year.

The ZnERGY plant in which Kumba has a 85% interest was established late in the financial year and is in the process of ramping up to full production. The R16 million plant, with an annual design capacity in excess of 200 000 units, produces environmentally friendly zinc-air fuel cells under licence from ZOXY Energy Systems AG of Germany. The product is destined predominantly for Europe, while the African market, for which the company has exclusive marketing rights, is developed.

HEAVY MINERALS

During July, Kumba's Australian subsidiary Ticor Limited announced that it had concluded an agreement with Madagascar Resources NL to conduct feasibility studies on the Tulear mineral sands deposits in south-western Madagascar. Preliminary indications are that the extent of mineralisation at Tulear has the potential to support an expansion of the Empangeni smelting operation near Richards Bay.

IFCON™

In the previous annual report, reference was made to research being undertaken on the development of a new process technology, IFCON™, that appeared to have potential for the low-cost production of metals from a variety of feedstock. During the last year, this work continued to the point where a demonstration furnace, designed to test the commercial viability of the process, was commissioned at the close of the reporting period. A number of smelting campaigns are scheduled for the coming year, with particular emphasis on determining the application of the process to ferroalloy manufacture.

REVIEW OF MINERAL RESOURCES AND RESERVES

The mineral resources and reserves attributed to Kumba's current operations and development projects are summarised in the tables on page 39. All projects are being re-evaluated to establish their status and relevance under the conditions created by the new Mineral and Petroleum Resources Development Act No 28 of 2002.

Resource and reserve estimates listed in the tables have been compiled in accordance with the SAMREC code in respect of southern African properties and the JORC code in respect of Australian properties. Estimates were determined using internationally-accepted methods by competent persons as defined by the SAMREC code. The figures have been reviewed and endorsed by the competent person within Kumba responsible for mineral resources and reserves estimates, HJ van der Berg, the undersigned.



HJ van der Berg
Manager, Geological Services

Kumba believes that although a mineral deposit is, by definition, a finite and exhaustible resource no matter how large it may appear, the economical life of a resource can be comprehensively extended through responsible and skilful exploitation ethics. It is therefore the group's explicit policy to enhance mineral resource management at all its operations through responsible exploitation, innovative practices and creative development.

Kumba has access to high-quality resources in all its core commodities and the two principal operations, Sishen iron ore mine and Grootegeluk coal mine, are both founded on extensive mineral resources. Nevertheless, in both cases, as well as at the smaller mines, the principle of optimal utilisation of the mineral resource through innovative geological, metallurgical and mining initiatives has been implemented as part of the total process philosophy from the exploration phase through to delivery of final product to the client.

At Sishen, the use of geostatistical and geophysical methods to qualify and quantify ore more accurately is showing very promising results, and projects to utilise previously unsuitable ore are well advanced.

Grootegeluk is focusing strongly on the development of high-value products from selected coal units in the succession. Thabazimbi has extended the life of its reserves beyond expectation by the ingenious implementation of selective mining. Tshikondeni, by being creative in the adaptation of mining techniques, has succeeded in mining coal originally regarded as unmineable; conscientious marketing efforts have led to the creation of niche markets for previously underrated, low-volatile coal from the Leeuwpan pit; and at Rosh Pinah, careful blending of ores of widely varying zinc:lead ratios had ensured acceptable feedstock for the plant that optimises the available resource base.

The mineral resource at Sishen South has increased significantly by the acquisition and exploration of two adjacent properties. The limited drilling completed to date indicates there is good potential to find more ore of high quality and the programme is continuing. Planned exploration drilling in the vicinity of the Leeuwpan coal mine in the immediate future should add valuable reserves to the life-of-mine plan. Exploration of the area surrounding Rosh Pinah mine has intensified, following the discovery of significant new mineralisation during the last year.

		Estimated mineral resources					Estimated mineral reserves						
		in situ resources (Mt)					Probable (Mt)		Proved (Mt)		Total (Mt)		
Commodity	Mine	Inferred	Indicated	Measured	Total	Cut-off grade	RoM	Saleable	RoM	Saleable	RoM	Saleable	Average grade
Base metals	Rosh Pinah mine	0,89	3,83	2,01	6,73	4% Zn+Pb	3,74	–	1,61	–	5,35	–	10,2% Zn
Iron ore	Sishen mine	248,47	411,08	974,77	1 634,32	60% Fe	131,80	102,46	655,46	525,29	787,26	627,75	61,1% Fe
	Thabazimbi mine	24,38	26,15	40,44	90,97	60% Fe	5,22	4,41	15,04	12,72	20,26	17,13	62,8% Fe
Heavy minerals	Hillendale mine[a]	–	–	70,40	70,40	1,5% Ilm	–	–	57,13	–	57,13	–	4,1% Ilm
	Fairbreeze (A+B+C)[a]	–	75,22	139,85	215,07	1,5% Ilm	37,85	–	120,15	–	158,00	–	3,3% Ilm
	Gravelotte (sand)[a]	–	–	75,06	75,06	3,0% Ilm	–	–	52,35	–	52,35	–	11,0% Ilm
Coal	Grootegeluk mine	2 512,94	2 075,28	1 520,91	6 109,12	raw coal	66,97	33,31	768,08	387,08	835,05	420,39	
	Leeuwpan mine	–	29,80	159,92	189,72	raw coal	47,60	18,22	86,80	39,49	134,40	57,71	
	Tshikondeni mine	–	10,10	30,02	40,12	raw coal	–	–	9,67	4,91	9,67	4,91	
Industrial minerals	Glen Douglas mine – metallurgical dolomite	117,34	–	186,74	304,08	< 2,5% SIO_2	–	–	34,91	–	34,91	–	
	– aggregate dolomite	–	–	–	–	raw material	–	–	18,37	–	18,37	–	
	– aggregate outside mine plan	145,06	–	–	145,06	raw material	–	–	–	–	–	–	
	Bridgetown dolomite mine	12,7	–	7,57	20,27	< 2,5% SIO_2	–	—	7,29	3,65	7,29	3,65	

Mineral reserves are included within mineral resources

Mineral resources and reserves have been compiled according to the SAMREC code

[a]*Held as a 60:40 joint venture with Ticor Limited*

		Estimated mineral resources					Estimated mineral reserves							
		in situ resources (Mt)					Probable (Mt)		Proved (Mt)		Total (Mt)			
Commodity	Project*	Inferred	Indicated	Measured	Total (Mt)	Average grade	RoM	Saleable	RoM	Saleable	RoM	Saleable	Average grade	Cut-off grade
Iron ore	Hope Downs (Hope 1)[b]	29	291	199	519	61,5% Fe	259		190		449		61,4% Fe	57%
	Sishen South	86,92	126,01	129,85	342,78	64,76% Fe								
	Zandrivierspoort	–	447,0	–	447,0	35,0% Fe								
Coal	Kalbasfontein[c]	–	–	15,26	15,26	raw coal								
	Strehla[c]	–	22,52	–	22,52	raw coal								
	Moranbah South[d]	123,73	586,46	–	710,19	raw coal								
Heavy minerals	KwaZulu-Natal[a, e]	–	83,99	4,45	88,44	2,5% Ilm								
	Eastern Cape[a, f]	–	–	232,94	232,94	4,5% Ilm								
	Limpopo Province (sand)[a, g]	31,30	–	12,50	43,80	5,9% Ilm								
	Limpopo Province (rock)[a, h]	112,30	53,60	–	165,90	22,4% Ilm								

** Project is defined by the undertaking of at least pre-feasibility study work.*

Mineral resources are SAMREC code compliant except for Hope 1 and Moranbah (JORC code compliant)

a Held as a 60:40 joint venture with Ticor Limited
b Joint venture with Hancock Prospecting (Pty) Ltd, Australia
c Thermal coal
d Queensland, Australia
e Includes Braeburn, Fairbreeze D, Block P and KwaZulu-Natal deposits
f The Centane deposits
g Includes Gravelotte pebble deposit and Letsitele sand deposit
h Includes Gravelotte and Letsitele rock deposits

PROGRESS IN ACCORDANCE WITH THE SCORECARD FOR THE BROAD-BASED SOCIO-ECONOMIC EMPOWERMENT CHARTER FOR THE SOUTH AFRICAN MINING INDUSTRY

REQUIREMENTS	PROGRESS	CROSS REFERENCE
Human resources development		
• Has the company offered the opportunity to be functionally literate and numerate by the year 2005 and are employees being trained?	• Fully company sponsored, voluntary ABET programmes running at all mines • Leeuwpan and Corporate Office 100% literate • Screening and counselling of all ABET candidates to take informed decisions about participation in ABET is undertaken • Incentive scheme to make ABET more attractive is being implemented	Pages 68 – 69
• Has the company implemented career paths for HDSA employees including skills development plans? • Has the company developed systems through which empowerment groups can be mentored?	• Human Resources Development (HRD) policy in place dealing with accelerated development • Formal succession planning and individual development plans rigorously used for all management and professional categories • HDSA employees receive special career planning consideration and mentor support • Concluded an employee exchange development/ operational exposure agreement with Tiso Capital, an empowerment company • Concluded a 50% joint venture with Eyesizwe Coal for development of Kalbasfontein reserves. Agreement includes skills transfer through mentorship and service level agreement • Kumba trains 24% of all apprentices in the South African mining industry of which the majority are HDSA	Pages 68 – 69
Employment equity		
• Has the company published its employment equity plan and reported on its annual progress in meeting that plan?	• Plans submitted to Department of Labour and published on Kumba website	Page 67
• Has the company established a plan to achieve a target for HDSA participation in management of 40% within five years and is it implementing the plan?	• Employment equity plans in place, supported by strategies in the HRD policy • Measured and monitored up to board level on quarterly basis • Plans monitored per business unit • Current HDSA management categories: 20% • Current executive management categories: 33%	Page 67
• Has the company identified a talent pool and is it fast tracking it?	• Formal performance management and succession planning processes make it easy to fast-track all management levels • HDSA talent pool catered for in succession planning process	Page 69

PROGRESS IN ACCORDANCE WITH THE SCORECARD FOR THE BROAD-BASED SOCIO-ECONOMIC EMPOWERMENT CHARTER FOR THE SOUTH AFRICAN MINING INDUSTRY (CONTINUED)

REQUIREMENTS	PROGRESS	CROSS REFERENCE
• Has the company established a plan to achieve the target for women participation in mining of 10% within five years and is it implementing the plan?	• Current recruitment plans achieving results • Women currently 10% of workforce	Page 14
Migrant labour • Has the company subscribed to government and industry agreements to ensure non-discrimination against foreign migrant labour?	• Recruitment policy is non-discriminatory • Few if any foreign migrant workers employed • Emphasis on local recruitment	Pages 67 – 68
Mine community and rural development • Has the company co-operated in the formulation of integrated development plans and is the company co-operating with government in the implementation of these plans for communities where mining takes place and for major labour sending areas? Has there been effort on the side of the company to engage the local mine community and major labour sending area communities?	• Collaborated on integrated development plans for Thabazimbi, Mutale and Vhembe Councils and Kgalagadi Development Node • Range of interventions are all aligned with integrated development plans and register of community needs • Forums established to engage local communication communities • Skills and ABET provided for the unemployed, skills training for government institutions, training of trainers programmes, capacity building • Partnership with MQA in Kgalagadi and Newcastle to train ex-mineworkers • Company spent R18 million during the financial year on social investment programmes	Pages 70 – 71
Housing and living conditions • For company provided housing, has the mine, in consultation with stakeholders, established measures for improving the standard of housing, including the upgrading of hostels, conversion of hostels to family units and promoted home ownership options for mine employees? Companies will be required to indicate what they have done to improve housing and show a plan to progress the issue over time and show it is implementing the plan	• Company housing policy in place, focusing on home ownership • 2 802 employees (35%) live in hostels • More than R10 million will be spent to upgrade hostels to family units and single quarters over four years • 763 employees assisted to become owners of company housing • 1 895 housing units to be made available for home ownership over four years	Page 68
• For company provided nutrition, has the mine established measures for improving the nutrition of mine employees? Companies will be required to indicate what they have done to improve nutrition and show a plan to progress the issue over time and show it is implementing the plan	• Mechanisms exist for employees to engage management and suppliers • Quality of food contractually regulated – human resources policy stipulates quality requirements	Page 67



PROGRESS IN ACCORDANCE WITH THE SCORECARD FOR THE BROAD-BASED SOCIO-ECONOMIC EMPOWERMENT CHARTER FOR THE SOUTH AFRICAN MINING INDUSTRY (CONTINUED)

REQUIREMENTS	PROGRESS	CROSS REFERENCE
Procurement		
• Has the company given HDSAs preferred supplier status?	• Policy, guidelines and systems in place to promote procurement from HDSA companies • Preference is given to black-owned and black empowerment suppliers	Page 8
• Has the company identified current level of procurement from HDSA companies in terms of capital goods, consumables and services?	• An auditable system is in place and performance is tracked • 4,3% discretionary procurement to HDSAs during the year and 15% target by 2004 financial year	Page 8
• Has the company indicated a commitment to a progression of procurement from HDSA companies over a three to five-year time frame in terms of capital goods, consumables, and to what extent has the commitment been implemented?	• Kumba has developed policies in this regard since 2001 and is committed to a progression over time • Co-founder of SA National Preferential Procurement Forum • 4,3% discretionary procurement to HDSAs during the year and 15% target by 2004 financial year	Page 8
Ownership and joint venture		
• Has the mining company achieved HDSA participation in terms of ownership for equity or attributable units of production of 15% in HDSA hands within five years and 26% in ten years?	• Ownership implementation framework developed and approved and all strategic business units mandated to achieve specific objectives at asset level to ensure Kumba meets 15% and 26% targets within required timeframe • Tiso Kgalagadi Consortium's 4,8% equity stake in Kumba facilitated through a 10% discount • 50% joint venture development of Kalbasfontein coal mine with Eyesizwe Coal	Page 8
Beneficiation		
• Has the mining company identified its current level of beneficiation? • Has the mining company established its base line level of beneficiation and indicated the extent that this will have to be grown in order to qualify for an offset?	• Baseline level established for various commodities • New beneficiation projects identified and evaluation of potential ongoing • Kumba has a specific case to make for beneficiation credits based on its unique supply agreements with the steel industry, covering iron ore, coal, zinc and dolomite	Supply agreement with Iscor Pages 26 – 29
Reporting		
• Has the company reported on an annual basis its progress towards achieving its commitments in its annual report?	• Extensive reporting on progress through the scorecard and various areas of this report	2003 annual report

EXECUTIVE COMMITTEE



1
2
3
4
5
6
7
8
9
10

1 Marie Viljoen
2 Dr Con Fauconnier
3 Pat Mdoda
4 Richard Wadley
5 Trevor Arran
6 Charles Meintjes
7 Ras Myburgh
8 Neels Howatt
9 Dirk van Staden
10 Mike Kilbride

DIRECTORATE



MLD (Dawn) Marole (43)
Non-Executive Chairman
BCom, DTE,
MBA North Eastern
University Boston, USA



Dr CJ (Con) Fauconnier (55)*
Chief Executive
Pr Eng (Int), BSc (Eng)(Mining), BSc
(Hons)(Eng), MSc (Eng), DEng (Pretoria),
MBA (Oregon), Strategic Leadership
Programme (Oxford), Senior Executive
Finance Programme (Oxford)



TL (Tom) de Beer (68)
BCom, CA(SA), Executive
Programme in Business
(Columbia USA)



CF (Charles) Meintjes (40)*
Corporate Services
BCom Acc, BCompt (Hons),
CA(SA); Advanced
Management Programme
(Wharton)



AJ (Allen) Morgan (56)
BScB Eng (Electrical),
Pr Eng



SA (Sipho) Nkosi (49)
BCom, BCom
(Hons)(Econ), MBA,
Diploma in Marketing
Management



CML (Cedric) Savage (64)
BSc Eng, Pr Eng, MBA,
ISMP (Harvard)

* Executive



JJ (Jurie) Geldenhuys (59)
BSc Electrical Engineering, BSc (Eng)(Mining), MBA (Stanford)



GS (Gert) Gouws (44)
BCom, BCom (Hons), CA(SA), FCMA, Advanced Management Programme (Insead)



MJ (Mike) Kilbride (51)*
Business Operations
BSc (Hons) (Min Eng)(RSM); Senior Executive Programme (London Business School)



Dr D (Len) Konar (49)
BCom, CA(SA), MAS, DCom



Prof NS (Nick) Segal (63)
BSc (Eng), PhD (Phys Chem)(Rand), DPhil (Economics)(Oxon)



F (Fani) Titi (41)
BSc (Hons), MA University of California, MBA



DJ (Dirk) van Staden (54)*
Finance
BJuris, LLB, Advanced Management Programme (Insead)



RG (Richard) Wadley (56)*
Strategy and Business Development
BSc (Hons)(Geology), MSc (Min Eng)(Wits), Advanced Management Programme (AMP)(Harvard)

Kumba is committed to conforming to good corporate governance principles and is in compliance with all the key requirements of South Africa's King II Report on corporate governance, and that of the JSE Securities Exchange South Africa.

The chairman of the King committee on corporate governance states, and Kumba endorses, that good corporate governance rules, however, do not necessarily result in good boards. The board has long recognised that good corporate governance is essentially about leadership. Therefore, corporate governance within Kumba, in effect, consists of the cumulative consequences of a multitude of quality decisions over time on all levels on a large variety of issues affecting companies.

The key principles underpinning this philosophy have been put into practice through the board charter, which provides a framework to discharge its principal duties, namely:

Direction: Formulating the strategic direction for the group's sustainability in the long term.

In a recent annual self-assessment process, the directors evaluated the board itself to be effective in its consideration and acceptance of strategic plans and direction. To determine that the group's strategy is well formulated and executed, non-executive directors contribute to the annual process of establishing strategic direction. The board focuses on maintaining a balance between the interests of stakeholders and the collective good of the group.

Accountability: Recognising and balancing the interests of all stakeholders for the collective good of the group.

The board accepts its duty to address matters of significant interest and concern to all stakeholders, taking into account the greater demands for transparency and accountability. It strives to present a balanced and understandable assessment of the group's position so that all stakeholders with a legitimate interest can obtain a full, fair and honest account of the group's performance.

Supervision: Monitoring and overseeing management performance to ensure that Kumba's businesses are managed with integrity and compare with best international practices.

Executive action and its supervision is achieved by a variety of governance structures. The functioning of the board is facilitated through the use of various board committees and by proper assessment of risk and the maintenance of sound internal controls. Appropriate committees, internal and external auditors implement safeguards to ensure that internal systems and controls are well designed and which monitor and report on compliance with the group's strategies and with the country's laws. Effective controls, checks and balances are in operation.

Outlined below are the systems and processes through which Kumba's operative governance is managed.

BOARD POLICIES AND PROCEDURES

In a recent assessment of its own efficiency, the board determined that it is in full and effective control over the group, and that the group's compliance record and activities are excellent.

The existing systems of internal control are based on established organisational structures, together with written policies and procedures, including budgeting and forecasting disciplines and the comparison of actual results against these budgets and forecasts. All company policies, procedures and practices and substantive matters are dealt with at board level.

The group has a formal practice and procedure in place to prohibit dealing in its securities by directors, officers and other selected employees, during closed periods as defined in the JSE Securities Exchange Listings Requirements.

In as much as a code consists of a set of rules, policies and principles, the group has, although not codified, various policies and procedures to address conflicts of interests. These cover areas such as share interests and directorships of Kumba directors in companies with which Kumba has contractual relationships and outside interests by managers which could possibly lead to conflicts of interests.

BOARD COMPOSITION

The board has evaluated its composition as complementary, with a strong contingent of independent non-executive directors. They contribute to an independent view to matters under consideration and add to the breadth and depth of experience of the board, exercising significant influence at board meetings. Kumba has non-executive director representation of two to one executive director. There are six independent non-executive directors.

Existing practices and procedures require the board to engage in selecting its own members and in planning for its own succession and continuity of experience and knowledge.

To ensure efficient staggering of director rotation, the group has a programme in place, giving effect to the arrangement that directors are subject to retirement and may be nominated for re-election every three years.

In its self-assessment, the board has satisfied itself regarding the defining of appropriate levels of materiality and reservation of detailed and specific powers and authorities to itself. Consequently the board takes all key decisions.

Further information in respect of directors appears on page 51.

CHAIRMAN AND CHIEF EXECUTIVE

From inception, Kumba has maintained separation of the operational role of the chief executive and the chairman's role to facilitate the smooth and efficient functioning of the board.

To maintain a high standard of performance in the chairman's role, the performance of the chairman is formally appraised from time to time. The board is in the process of developing appropriate performance criteria that can be measured relative to stakeholder performance objectives.

A board policy has been formulated to assist the chairman to formally appraise the performance of the chief executive annually, in consultation with the respective chairmen of the safety, health and environment, human resources and remuneration, and audit committees.

BOARD OF DIRECTORS

Corporate governance, as formulated in the King Report, requires a board to assist in ensuring there is an appropriate balance of power and authority on the board. The directors have judged the balance of power and authority on the board to be very good. The non-executive directors are sufficiently credible, skilled and experienced and bring appropriate judgement to bear, independent of management, on the main corporate issues. The board has satisfied itself that the group's procedures and practices in regard to succession planning ensure that the best potential managers are identified, developed and suitably fast-tracked.

Directors have in terms of company policy, free access to the company secretary, and to independent professional advisers, whether in legal, technical or accounting areas, at the group's expense. All directors have unrestricted access to all company information and records, as well as to management officials.

The company secretary provides a central source of guidance and advice to the board, and within the group, on matters of ethics and good governance. Practices and procedures have been established in liaison with the company secretary to familiarise directors with the group's operations, senior management, and the business environment and to induct them in their fiduciary duties and responsibilities. To improve the process, directors visit operational centres to better familiarise themselves with business operations.

A company policy on attendance by Kumba directors and board committee chairmen at shareholder meetings has been formulated.



The board recently evaluated the relationship between non-executive directors and the group's chief executive and executive management as excellent.

BOARD MEETINGS

The full board meets formally at least five times per year and, if necessary, more frequently. During the 2002/3 financial year, the board met eight times.

Apart from the ongoing process of the board considering information supplied at each meeting, the board in its annual self-assessment process specifically addresses the provision of information. The board has judged and satisfied itself that the operational and financial information it receives regularly is outstanding. As for ad hoc and other information needs, the board fully considers its needs and decides on the additional information it requires, if any.

The board, through the process of annual self-assessment and reviews, identifies issues needing attention and requiring improvement as regards compliance with its duties and responsibilities and its ability to add value to company business.

BOARD COMMITTEES

Kumba has established four standing board committees, namely the chairman committee, audit committee, human resources and remuneration committee and the safety, health and environment committee. All Kumba board committees have received detailed formal mandates from the board, with their duties and responsibilities fully aligned with those of the board.

The audit committee consists entirely of non-executive directors and the other committees consist of a majority of non-executive directors. Experienced, knowledgeable non-executive directors chair all Kumba board committees.

Arrangements are in place to ensure that board committees are free to take independent, professional, external advice as and when necessary. The purpose of this is to ensure that board committee members are, at all times, comfortable with the pool of specialised knowledge available and accessible to them.

Board committees are subject to regular evaluation by the board. The board specifically addresses the matter of efficiency of the committees as part of the annual board self-assessment process. The minutes of each of the board committee meetings are submitted to the board for information and discussion if necessary. These minutes reflect the proceedings at these meetings and the decisions taken by the committees.

AUDIT COMMITTEE

This committee comprises three independent non-executive directors, with one director acting as chairman. Its primary responsibility is to assist the board in discharging its duty relating to the group's:

- Accounting policies
- Financial reporting practices
- Internal control and safeguarding of assets
- Identification and evaluation of significant risks.

The committee met four times during the year for these purposes. The chief executive, directors of finance, operations and corporate services, the manager of the outsourced audit and advisory services and the external auditors attend meetings by invitation. They have unrestricted access to the chairman and members of the committee.

The committee is satisfied that the external auditors have remained independent throughout the year in completion of their duties.

HUMAN RESOURCES AND REMUNERATION COMMITTEE

This committee consists of four non-executive directors and the chief executive and is chaired by a non-executive director. Four meetings are scheduled annually, with ad hoc meetings convened when required. The executive director finance and general manager human resources attend meetings by invitation. The committee has a clearly-defined mandate from the board directed at:

- Ensuring the group's chairman, directors and senior executives are fairly rewarded for their individual contributions to overall performance.

- Ensuring the group's remuneration strategies, packages and schemes are related to performance, are suitably competitive and give due regard to the interests of shareholders and the financial and commercial soundness of the group.
- Ensuring appropriate human resources strategies, policies and practices.
- Reviewing executive succession and the development plans and recommending candidates for senior positions to the board.

In discharging its responsibilities, the committee consults widely within the group and draws extensively on external surveys and independent advice and information.

SAFETY, HEALTH AND ENVIRONMENT (SHE) COMMITTEE

This committee, chaired by an independent non-executive director, consists of two other non-executive directors, the chief executive and the executive director of operations. It is responsible for formulating and recommending policies, strategies and programmes in all matters affecting safety, health and environment throughout the group to the board. The general manager SHE and land management attends all meetings by invitation. Members of the executive committee and general managers of the business units attend meetings by invitation.

The committee is responsible for ensuring that these policies and programmes are in line with legislation, are effectively implemented and that SHE performance is regularly measured and evaluated.

CHAIRMAN COMMITTEE

The committee, consisting of the chairman and the respective chairmen of the audit, human resources and remuneration and SHE committees, was formed in November 2002 to create an effective communication forum between these chairmen. The principal purpose of the committee is to enhance the business of the board by means of:

- Assuming shared leadership to aid and assist the directors in diagnosing issues for comprehensive evaluation by the board.
- Reviewing the role and function of the chairman and that of the chief executive.
- Bridging the gap between respective committees in the light of the move from single to triple bottom-line reporting concept.
- Providing a central source of guidance and advice to the board on matters of ethics and good governance.

The committee will also make recommendations on any potential conflict of interest or questionable situations of a material nature.

The committee is subject to regular review and has nót been granted any additional or delegated board powers.

ACCOUNTING AND AUDITING

The board is satisfied that there is an efficient independent internal audit function in the group.

The group has established procedures and practices to facilitate the achievement of objectives in the following categories:

- Effectiveness and efficiency of operations
- Reliability of financial reporting
- Compliance with applicable laws, regulations and standards

Close cooperation, consultation and coordination on audits between external and internal auditors support this process.

The board has formulated principles for the execution of non-audit functions and services to avoid conflicts of interest by external auditors.

The board has delegated the responsibility of making recommendations to the board for the appointment of the external auditor to the audit committee.

The board has introduced a procedure for recording, in the board meeting minutes, the facts and assumptions used in the assessment of the going concern status of the group at year end.



FINANCIAL AND OPERATIONAL REPORTING DISCLOSURE

Kumba utilises a broad range of channels to distribute financial information, such as the Securities Exchange News Service (SENS), the Internet for its interim and annual results, presentations to fund managers and analysts, paid press reports, the annual report and news releases to newspapers and news agencies.

RELATIONS WITH SHAREHOLDERS AND STAKEHOLDERS

At Kumba, building long-term and mutually-beneficial relationships with our stakeholders is a business imperative. Kumba's stakeholder charter forms part of an ethics base that encompasses its code of ethics, the Kumba Way and the code of conduct.

The group proactively manages its relations with stakeholders, and maintains the highest standards of integrity and behaviour in all its dealings with stakeholders and society at large. Kumba maintains a position of impartiality and in principle does not support party-political causes.

ORGANISATIONAL INTEGRITY AND ETHICS

In pursuit of Kumba's vision to outperform the mining and mineral sector in creating value for all stakeholders through exceptional people and superior processes, the conduct of its businesses and its employees is characterised by the following fundamental values:

- integrity
- respect
- accountability
- fairness
- caring

These values have been developed for the benefit of the group and its employees to guide the moral way of acceptable and responsible behaviour without which business cannot be sustained.

Kumba's board of directors, employees and the unions have endorsed the group's code of ethics.

In addition to Kumba's other compliance and enforcement activities, a fraud prevention policy has been established as a mechanism through which all stakeholders can report suspected fraud or corruption with guaranteed anonymity.

REMUNERATION POLICIES

Non-executive directors

The human resources and remuneration committee considers and submits recommendations to the Kumba board on the fees to be paid to each non-executive director. Any changes to fees are approved by the board and submitted to shareholders at the annual general meeting for approval prior to implementation and payment. The level of fees is, among others, determined according to the median remuneration paid by comparable companies.

Non-executive directors are not bound by service contracts.

Executive directors and Kumba employees

The aim of the group's remuneration policy is to ensure that executive directors and employees who are not in the bargaining unit are rewarded in a way that enables the group to attract and retain employees of the highest quality – people who are motivated to achieve performance superior to competitors, which serves the best interests of shareholders.

Kumba's performance-driven remuneration policy, governed by the human resources and remuneration committee, is to position the total remuneration of executive directors and employees at or near the median compared to companies with which it is competing for talent. Challenging performance criteria are used, tied to performance and efforts rather than general market fluctuations. A significant part of the remuneration of these employees is linked to company performance. Above-average rewards and career advancement are achieved by employees who accept the challenge of our business objectives and who excel in accomplishing them. Details on remuneration paid to executive directors is published on page 88.

All employees, including executive directors, are entitled to participate in an annual bonus and gain-share scheme, based on achieving and exceeding performance targets set by the human resources and remuneration committee. Senior management and staff specialists are eligible to participate in the Kumba management share option scheme.

All executive directors' normal service contracts are subject to one month's notice. In terms of a retention arrangement approved by the human resources and remuneration committee, executive directors may become entitled to a severance package of one year's remuneration if their services are terminated before 1 July 2004. There are no restraints of trade associated with the contracts.

SUSTAINABILITY REPORTING

Within the group, sustainability issues are considered a vital business element. Kumba has been selected as a participant of the Edward Nathan & Friedland (ENF) Sustainability Index for its achievements in, and ongoing commitment to, good corporate citizenship and sustainability. During the financial year under review, Kumba was ranked number two on the ENF Sustainability Assessment and is number 16 on the ENF Sustainability Index in terms of market capitalisation.

Kumba is committed to the implementation of triple bottom-line reporting in terms of the GRI as it accepts that good governance and social and environment issues are integral to the group's profitability and creation of long-term sustainability.

BOARD AND BOARD COMMITTEE ATTENDANCE REGISTER

	Board/special meetings (8#)	Chairman committee (3#)		Audit committee (4#)		Safety, health and environment committee (3#)		Human resources and remuneration committee (5#)	
Board of directors	Attendance	Composition	Attendance	Composition	Attendance	Composition	Attendance	Composition	Attendance
MLD Marole†	7	Chairman	3	By invitation	2	–	–	Member	4
Dr CJ Fauconnier*	8	Member	3	By invitation	4	Member	2	Member	4
TL de Beer†	7	Member	2	Member	4	–	–	Chairman	5
JJ Geldenhuys†	8	Member	3	–	–	Chairman	3	Member	5
GS Gouws	7			–	–	–	–	–	–
MJ Kilbride*	7			By invitation	2	Member	2	–	–
Dr D Konar†	8	Member	3	Chairman	4	–	–	–	–
CF Meintjes*	7			By invitation	4	–	–	–	–
AJ Morgan†	7			–	–	Member	3	–	–
SA Nkosi	7			–	–	Member	2	–	–
CML Savage	8			–	–	–	–	–	–
Prof NS Segal†	7			Member	4	–	–	–	–
F Titi	8			–	–	–	–	Member	2
DJ van Staden*	7			By invitation	4	–	–	By invitation	4
RG Wadley*	7			–	–	–	–	–	–

Ms Marole, Messrs Kilbride, Meintjes, Van Staden and Wadley's attendance was not required at one of the eight meetings held as the meeting was specifically scheduled to approve the appointment of Ms Marole as chairman.

Messrs Nkosi and Titi were appointed to serve as members on respective committees from 1 May 2003

 # Number of meetings per annum
† Independent non-executive director
** Executive director*

Pure risks are identified and risk awareness is promoted at all business units and at the corporate centre. The group insures against losses arising from catastrophic events which include fire, flood, explosion, earthquake and machinery breakdown, and business interruption from these events.

Kumba accepts internal insurance deductibles that vary in line with the nature of the risk, and insures a further layer with captive insurance companies through whom the group thereafter purchases cover from local and international third-party insurance companies. An aggregate limit also exists.

The group renews its insurance annually on 1 July. Placement of cover has become more difficult with significantly higher premiums due to a substantial hardening of the insurance market, particularly in relation to mining assets.

Credit risk in relation to:

- trading activities are low due to a high proportion of term supply arrangements with long-standing clients, mitigated further where dictated by customer creditworthiness or country risk assessment, through a combination of confirmed letters of credit and credit risk insurance. Kumba's bad debt write-offs are negligible.
- counter-party exposures arising from money market investments, foreign currency, interest rate and zinc price hedging operations are controlled by dealing only with financial institutions of high credit standing. The credit exposure to any one counter-party is managed by setting transaction limits.

Exchange rate exposure on loans and capital expenditure is fully covered. Hedging of expected net foreign currency receipts from exports less trading imports is undertaken on a limited shorter-term forward basis. Variations to this policy are subject to board approval.

At year-end Kumba had a currency forward sales book of US$8 million at an average rate of R7,71 to a US dollar spread out until November 2003.

Interest rate risks are addressed by maintaining a mix of fixed and floating rate loan facilities, with 71% of term loans financed on a fixed basis at year-end. The group actively manages the ratio of fixed to floating rates in the light of interest rate expectations and the risk profile of projects.

Liquidity risk is managed by maintaining a high proportion of net debt in longer-term facilities and substantial standby bank facilities as more fully reported on in the discussion of our financial structure in financial review.

Price hedging is undertaken on a limited scale in respect of zinc metal for which an international hedging market is accessible. Hedging of the US dollar zinc price and corresponding exchange rate exposure during the year resulted in an average price of R7 475/tonne being realised compared with an average market price of R6 949/tonne. Prices for other commodities are established on commercial terms with customers and suppliers, other than the 6,25Mtpa of iron ore supplied by Sishen mine at its cost of production, to the steel mills of Iscor. The Thabazimbi iron ore and Tshikondeni coking coal mines are contracted to sell their full production to Iscor. The total costs of running the captive mines and capital expenditure incurred, are recovered from Iscor. A management fee of 3% is added to these costs.

Technology risks are addressed as follows:

- Annual audits are conducted to review the security of SAP R3 as our main business system and standard operating procedures exist.
- Disaster recovery programmes are in place for this and all other major systems.
- Process technology risk, in general, is low.
- Internally developed technology is protected by patents, where appropriate.

Safety, health and environmental risks are assessed and control measures implemented on an ongoing basis as more fully described on pages 59 to 64.

HIGH-LEVEL BUSINESS RISKS

Risk	Impact	Probability of occurence	Control measures
• Impact of continued rand strength combined with soft commodity prices • Erosion of margins as a result of increased cost trends	High	High	• Sustained focus on continuous improvement • Specific cost reduction initiatives of 2% per annum in real terms to protect margins
• Interests of key shareholders may affect optimum value release for the group	High	High	• Pursue maximum value release initiatives and focus on operational excellence in the best interests of the group and all its stakeholders
• Financing of growth opportunities	High	Medium	• Capital allocation linked to project prioritisation • Strategic equity partners for major projects • Capital raising
• Compliance with mining charter/scorecard	High	Medium	• Anchor empowerment agreement with the Tiso Kgalagadi consortium • Agreement with Eyesizwe Coal on development of Kalbasfontein • Empowerment framework developed to facilitate equity/asset based ownership transactions • Programme for compliance with mining legislation
• Achieving the ramp-up schedule of the heavy minerals smelter phase of Ticor SA	High	Medium	• Best available resources committed and technology applied to the smelter phase • Ramp-up of first furnace and targeted commissioning of second furnace on schedule
• Plant breakdown or bottlenecks in the logistics chain affecting the group's iron ore exports which account for 73% of net operating income	Medium	Medium	• Continuous constructive engagement between Kumba and Transnet on operational efficiency and infrastructure expansion • New port equipment currently being installed with Kumba Technology participation • Record export shipments for the past two years achieved
• Prevalence of HIV/AIDS	Medium	Medium	• Corporate AIDS strategy in place, including awareness campaign, knowledge/attitude/practices studies, know-your-status campaigns • Two pilot sites have been identified for administering anti-retroviral treatment (ART) of infected employees

SHAREHOLDERS' INFORMATION

MARKET LISTINGS AND SHARE PRICES

Kumba Resources Limited

The principal market for Kumba is the JSE Securities Exchange South Africa (JSE). As a constituent of the All Share Top 40 index (ALSI 40 index), Kumba shares trade through the STRATE system.

STRATE is the authorised Central Securities Depositary (CSD) for equities in South Africa that incorporates an electronic settlement system. STRATE achieves secure, electronic settlement of share transactions on the JSE and for off-market trades. Shares in companies listed on the JSE can no longer be bought or sold unless they have been dematerialised onto the STRATE system. This process involves submitting paper share certificates to a custodian bank or JSE member firm ('broker') for conversion into an electronic record, an exercise referred to as 'dematerialisation'.

The introduction of the JSE Equity Trading (JET) system a few years ago highlighted the deficiencies in the JSE's paper-based settlement system. Shares were no longer traded on a trading floor, and this contributed to a massive leap in the number of trades each day. Back-office support services were incapable of handling this increase in daily transactions efficiently in a paper-based environment. The transition to an efficient settlement system has increased market activity and will improve the international perception of the South African market by reducing settlement and operational risk in the market, increasing efficiency and ultimately reducing costs. Accordingly, by heightening investor appeal, STRATE enables South Africa to compete effectively with other international markets, and not just those of emerging countries. For additional information please refer to the STRATE website: **www.strate.co.za**

Closing JSE share prices are published in most national and regional South African newspapers and are available during the day on the Kumba and other websites. Share prices are also available on I-Net Bridge, Reuters and Bloomberg.

Kumba has an Over-the-Counter (OTC) American Depositary Receipt (ADR) facility with The Bank of New York (BoNY) under a deposit agreement.

ADR holders

ADR holders may instruct BoNY as to how the shares represented by their ADRs should be voted. Registered holders of ADRs will have the annual and interim reports mailed to them at their record address. Brokers or financial institutions, which hold ADRs for shareholder clients, are responsible for forwarding shareholder information to their clients and will be provided with copies of the annual and interim reports for this purpose.

DIVIDEND DETERMINATION

Dividends are determined in South African rand (ZAR) and are then declared payable in the same currency by the group. ADR shareholders are paid in US dollar by the group's ADR BoNY. BoNY effects the conversion of ZAR-determined dividend in US dollar on behalf of its US ADR shareholders. Contact Computershare (ZAR dividend) or BoNY (ADR dividend) for further details.

SUPPLEMENTARY INFORMATION

General shareholder enquiries

Computershare (Pty) Limited (Computershare) are the registrars for Kumba. All enquiries and correspondence concerning shareholdings (other than shares held in ADR form) should be directed to the registrar. Computershare's contact details are listed in Kumba administration on page 148. Shareholders must notify Computershare promptly in writing of any change of address.

All enquiries concerning shares held in ADR form should be directed to BoNY, whose contact details are also given in Kumba administration on page 148 or alternatively visit their website at: **www.adrbny.com**

Shareholders can obtain details about their own shareholding on the Internet. Full details, including how to gain secure access to this personalised enquiry facility, are provided for on the Computershare website: **www.computershare.com**

Consolidation of share certificates

If your certificated shareholding in Kumba is represented by several individual share certificates, you may wish to have these replaced by one consolidated certificate; there is no charge for this service. You should send your share certificates to Computershare together with a letter of instruction.

Publication of financial statements

Shareholders wishing to receive the annual report and/or the interim announcement in electronic rather than paper form should register their instruction on the Kumba website at: **www.kumbaresources.com**

Major shareholders

As far as is known, Kumba was not directly or indirectly controlled by another corporation or by any institution at year-end. As at 30 June 2003, the two entities known to Kumba as owning more than 10% of its shares were Anglo American Plc (Anglo) and Industrial Development Corporation with 89 369 924 and 41 498 165 shares, representing 30,1% and 14,0% respectively. As of 30 June 2003, the total amount of the voting securities owned by the directors of Kumba was 192 220 ordinary shares representing about 0,06% of the number of shares in issue.

SHARE PRICE ANALYSIS (SA CENTS PER SHARE)

Year ended 30 June	High	Low	Median
2003	**4 905**	**2 413**	**3 379**
2002	5 837	2 770	4 331
2003			
First quarter	**4 905**	**3 341**	**4 007**
Second quarter	**3 913**	**2 983**	**3 498**
Third quarter	**3 466**	**2 508**	**3 098**
Fourth quarter	**3 399**	**2 413**	**2 875**
2002			
First quarter	na	na	na
Second quarter	3 535	2 770	3 110
Third quarter	5 837	3 183	4 292
Fourth quarter	5 587	3 974	4 822

SHAREHOLDERS' ANALYSIS

ANALYSIS OF SHARE REGISTER AS AT 30 JUNE 2003

Number of shareholders

	Number of holders	Number of shares	%
1 – 100	3 973	196 463	0,1
101 – 1 000	26 719	5 527 715	1,9
1 001 – 50 000	1 962	12 747 656	4,3
50 001 – 100 000	90	6 618 496	2,2
100 001 – 1 000 000	131	38 653 982	13,0
Above 1 000 000	33	233 218 489	78,5
Total	32 908	296 962 801	100

Public and non-public shareholders as at 30 June 2003

	Number of shareholders	Holding	%
Industrial Development Corporation of South Africa Limited	1	41 498 165	13,97
Anglo American Plc – *Deutsche Bank option*	1	29 731 628	10,02
Anglo American Plc	1	59 638 296	20,08
Tiso Kgalagadi Consortium	1	14 141 085	4,76
Kumba Management Share Trust	1	3 336 126	1,13
Directors	5	192 220	0,06
Non-public shareholders	10	148 537 520	50,02
Public shareholders/Free float	32 898	148 425 281	49,98
South African private and fund managers		105 207 711	35,43
Foreign fund managers		43 217 570	14,55
Total	32 908	296 962 801	100,00

10 LARGEST SHAREHOLDERS AS AT 30 JUNE 2003

Shareholder	Number of fully paid shares	% of issued capital
Anglo American Plc*	89 369 924	30,1
Industrial Development Corporation	41 498 165	14,0
Old Mutual	18 082 060	6,1
Public Investment Commissioner	17 359 232	5,8
Tiso Kgalagadi Consortium	14 141 085	4,8
Brown Brothers Harriman & Co	8 631 293	2,9
JPMorgan Chase Bank	8 442 990	2,8
StanLib	7 485 772	2,5
State Street Bank & Trust	6 136 073	2,1
Rand Merchant Bank	4 164 914	1,4
Total	215 311 508	72,5

** To our knowledge the shares are held by Anglo directly and through Stimela Mining Limited and under Deutsche Bank option.*

CREATING BALANCE IN OUR ENVIRONMENT

As we extract value from our operations, we constantly rehabilitate the earth. Just as these pebbles are in perfect balance, we create harmony today for a sustainable planet tomorrow.



ECONOMIC SUMMARY

In terms of GRI guidelines, the direct economic impact of certain economic performance indicators are disclosed below.

Direct economic impact	*Indicator*	*Details*	
Customers	Net sales • rand value of revenue • tonnage	 Page 92 Business operations review on pages 25 – 35	
	Geographic breakdown of markets • Iron ore • Coal • Base metals • Heavy minerals • Industrial minerals • Group	 Business operations review on page 26 Predominantly South Africa Predominantly South Africa Predominantly outside South Africa Predominantly South Africa Segmental report on pages 131 – 132	
Suppliers	Cost of all goods, materials and services purchased	Note 2 on pages 103 – 104	
	Percentage of contracts paid in accordance with agreed terms	– Supplier base of ±4 000 – Kumba aims to timeously effect >90% of payments to suppliers in accordance with contracts. >95% of payments meet this target	
	Supplier breakdown per organisation and country	Approximately 50% of the cost of all goods, materials and services purchased are procured from Kumba's 20 main suppliers	
	– suppliers from whom purchases represent 10% or more of the total purchases in the period	Spoornet, a division of Transnet, is being paid in excess of 10% of the total	
Employees	Payroll and benefits broken down by region (R million)	Africa	1 290 127
		Australia	43 502
		Europe	4 548
		China	1 823
		Total	1 340 000
Providers of capital	Distributions (interest and capital) to providers of capital	Annexure 1 on page 139	
	Increase/decrease in retained earnings	Refer to group statement of changes in equity on page 95	
Public sector	Tax paid per type and per country	Note 6 on page 106	
	Subsidies received per country or region	Zero	
	Donations in cash to communities, societies, etc	Pages 70 – 71	

SAFETY, HEALTH AND ENVIRONMENT SUMMARY

SAFETY, HEALTH AND ENVIRONMENTAL MANAGEMENT (SHE)

Kumba is active in mining and mineral-related operations and, by complying with all applicable SHE legislation and relevant international obligations, is committed to consult with stakeholders, achieve high standards of environmental performance, implement internationally-accepted standards for occupational health, safety and environmental management and continuously improve operations regarding safety, health and environmental performance and SHE management systems.

The safety and health of our employees and the responsible management of the natural resources form an integral part of our commitment to sustainable development.

Overall responsibility for SHE monitoring and performance rests with the Kumba board, exercised through the SHE committee and consulting forums at corporate level and at each business unit. SHE policies and management standards are revised bi-annually with inputs from all relevant stakeholders.

During the latter part of the year, the responsibility for leadership and direction of quality management processes was added to the safety, health and environmental management of Kumba.

SAFETY AND HEALTH

Kumba aspires to a zero injury rate at all its activities and the four fatal accidents reported for the year are unacceptable. The following safety targets have been set for the company for the 2004 financial year:

- zero fatalities
- a 30% improvement on the lost day injury frequency rate (LDIFR)
- a 30% improvement in the severity rate of injuries

Incidents and statistics are reported to the relevant authorities in accordance with the prescribed standards. The indicators used are aligned with the industry initiative for uniform parameters.

Although the LDIFR of 3,07 for 2003 is a slight improvement from the previous year and compares well with the best in the South African mining industry, it falls short of the target of 2,5 that was set for the financial year.

In health management, the focus is on hygiene monitoring and appropriate measures to reduce exposure levels, together with risk-driven medical surveillance to reduce reportable health cases.

The effect HIV/AIDS might have on the incidence of occupational diseases is still unknown.

Of the 90 cases of occupational diseases reported for the year (comparably a mid to low aggregate), 57 were noise-induced hearing loss, seven were cases of tuberculosis and 26 were due to occupational-related lung diseases. Eight occupational diseases reported were accepted as compensatable diseases by the Compensation Commissioner.

The group makes every effort to keep disabled employees in service even if they are accommodated in alternative positions. Currently, the company employs 41 people with disabilities.

Legal assessment forms part of the ISO/OHSAS certification process and all business units established a legal register. No legal action for non-compliance occurred over the last financial year.

The SHE management process is based on sound risk management principles. Processes and working areas are broken down into units, where baseline risk assessments are followed by issue-based risk assessments. All operational teams are trained in applying risk assessment on new projects and tasks.

Control measures to reduce risk are implemented according to the following sequence:

- Engineering design
- Engineering control and safety devices
- Warning devices
- Administrative control (eg procedures, training and inspections)
- Personal protective equipment.



Business unit	ISO 14001	OHSAS 18001
Sishen	Obtained	Obtained
Thabazimbi	June 2004	March 2004
Grootegeluk	December 2003	December 2003
Leeuwpan	December 2004	December 2004
Tshikondeni	December 2004	December 2004
Zincor	Obtained	December 2004
Rosh Pinah	June 2004	December 2003
Glen Douglas	June 2004	June 2004
Ferrosilicon	December 2004	December 2004

The target to have all operating business units' safety and health management systems certified to the ISO 14001 and OHSAS 18001 standards was developed further with each unit's own schedule and plan. The final target date is 30 December 2004. Sishen was the first business unit to achieve OHSAS 18001 certification.

The major risk areas for safety and health are:

- **Noise** levels, which are reduced through engineering measures. Hearing protection is supplied where needed, supported by continuous medical surveillance.
- Reducing **dust** levels at all operations. Dust monitoring programmes are in place at all operations and medical surveillance is done accordingly.
- The risk of **fall of ground** exists at the two underground mines, Tshikondeni and Rosh Pinah. Well-established codes of practice are used together with comprehensive training.
- At Zincor, risks associated with **chemicals and fires** are managed through codes of practice and special training.

The effective application of the Kumba incident investigation protocol, developed internally with the necessary training, will augment the focus on safety, health and environment disciplines.

ENVIRONMENT

Kumba's environmental management policy demonstrates its commitment to actively caring for the environment and its resources at all our activities, acknowledging all stakeholders' rights to a safe and healthy natural environment, for themselves and future generations. The group is committed to promoting good relationships and enhancing capacities of the local communities where it operates.

This year, the focus was on putting systems into operation to enable consolidation of environmental data and statistics on:

- Land use
- Energy use
- Water consumption
- Waste generation
- Environmental incidents

Systems are being established for data collection and reporting so that the company can measure and analyse environmental data and consumption of resources for every business unit and activity, in line with internationally accepted norms.

The objective is to establish application, consumption and generate baselines throughout the group during the 2004 financial year. The business units will further establish verifiable data and statistics in the coming year. This will lead to the development of further environmental performance indicators that allow environmental performance to be compared year on year, and with best practice standards.

The focus will be expanded to include management of air quality and greenhouse gases.

The table opposite reflects indicators of electricity, diesel oil and water consumption for the year. Comparable information for previous years is not available.

ELECTRICITY, DIESEL OIL AND WATER CONSUMPTION

Environmental indicator 2003

Actual (1 July 2002 – 30 June 2003)

Business unit	Electricity Gj/t product	Diesel oil kl/t product	Water used m^3/t product	Product kt
Iron ore				
Sishen	38 632	2 186	159 628	26 169
Thabazimbi	56 226	3 063	671 787	2 389
Coal				
Grootegeluk	49 010	940	203 437	16 178
Tshikondeni	322 332	4 162	2 434 058	377
Leeuwpan	42 562	3 805	436 813	1 456
Base metals				
Zincor	16 560 000	12 572	13 845 621	115*
Rosh Pinah	1 337 115	14 665	10 173 080	113
Heavy minerals				
Ticor SA	622 896	218	22 317 073	164
Industrial minerals				
Glen Douglas	30 524	1 518	1 124 390	1 327

** Zinc production only (excluding acid production of 187 000t)*

Business unit	Land controlled[1] ha	Land authorised[2] ha	Land disturbed ha	Land rehabilitated ha	General waste t	Hazardous waste t	Total tons mined kt
Iron ore							
Sishen	33 145	26 274	4 171	0	160	55	97 927
Thabazimbi	10 730	9 874	n/a	n/a	n/a	n/a	35 819
Coal							
Grootegeluk	18 294	6 525	684	0	n/a	n/a	52 525
Tshikondeni	22 027	22 027	4 616	20	6	10	750
Leeuwpan	2 646	2 646	99	19	52	1	12 359
Hlobane	5 359	5 359	4 950	4 200	4	0	N/A
Base metals							
Zincor	200	200	200	0	2,210	118	235
Rosh Pinah	1 221	1 221	283	0	n/a	30	1 083
Heavy minerals							
Ticor SA	1 352	1 352	344	0	224	12	7 426
Industrial minerals							
Glen Douglas	472	400	350	25	216	0	2 827

1. Land controlled: Area of land under the control of the company/entity.

2. Land authorised: Area of land that is under a mining authorisation (mines) or permit (heavy industry).



ENVIRONMENTAL RISKS

Formal environmental risk assessments were performed at all business units. The highest environmental risks for the open-cast mines are dust generation, air pollution, mine waste dump rehabilitation and groundwater pollution.

At the Sishen mine, the effect of dewatering at the mine on the groundwater tables of adjacent farms poses a risk of water shortages.

Noise and vibration levels at the Glen Douglas mine and the Leeuwpan mine, although within acceptable levels, may have residential complaints as a consequence.

Both underground mining operations, Tshikondeni and Rosh Pinah, indicate a risk in the disposal of process water. Rosh Pinah has identified, as a potential risk, lead pollution along the transport route of the lead concentrate.

At Zincor, the highest potential risks are groundwater pollution, air pollution and surface water management.

All risks are being managed as high priority through proper environmental management actions and follow-up risk assessments will be performed.

ENVIRONMENTAL MANAGEMENT SYSTEMS

Kumba has chosen the ISO 14001 internationally accepted standard for the group's environmental management systems.

Zincor obtained ISO 14001 certification during the year under review. Together with Sishen, two of the nine business units of the company now have ISO 14001 certification. All other units are scheduled for certification by December 2004.

REHABILITATION

Major mine closure rehabilitation activities are being performed at the Hlobane and Durnacol collieries in KwaZulu-Natal.

The freshwater dam wall and spillway at Hlobane was redesigned and upgraded to ensure dam safety and to protect the dam for the community. Surface fractures are being sealed to prevent clean water from entering old underground mine workings. This forms part of an integrated water management plan that is being implemented to manage decanting mine water. Silviculture practices have been improved to enhance the rehabilitation of land disturbed by mining.

At Durnacol, final closure rehabilitation is progressing. Demolition of the mining infrastructure commenced during the year. Extensive reshaping of a coal discard dump is under way. Slimes dams are being transferred to the dump and cleaned up to reduce the footprint. Maintenance of buildings and infrastructure required in the end-use plan is being maintained while community structures have been put in place to transfer properties and rights to the local community.

All mining operations have updated the estimated final closure liabilities as well as immediate closure liabilities (if applicable) during the year. Provision for the cost of closure and post-closure liabilities for all mines is managed through an independent rehabilitation trust fund with an investment balance of R143 million at year end. In addition, the group had raised provisions totalling R362 million at year end.

ENVIRONMENTAL PERFORMANCE

Close attention is being directed towards the development and implementation of proper environmental management systems at all business units which will conform with internationally-accepted standards.

Iron ore

The land area controlled by Sishen is 33 200ha, of which 4 200ha are disturbed by mining activities. As a result of quality control for the specifications of final products, many ore faces are required to be exposed and therefore negligible final rehabilitation can be undertaken at this stage of the mining programme.

Several environmental management projects are being implemented at Sishen to comply with the environmental management programme report.

The Sishen South project is in the feasibility phase at present. During the pre-feasibility study, ecologically-sensitive areas were identified. The pans in the areas are part of the Western Ghaap Panveld ecosystem – a general habitat that occurred over a very limited area and, as such, represented a unique setting. Initial investigations indicated that less than 60% of the original ecosystem remains in relatively good condition. The impact of the project would have reduced this to less than 20%. A twofold study was initiated – the primary objective was the optimisation of the mine plan to preserve as many pans as possible, and a secondary phase focused on a more accurate delineation of the ecosystem. As a result, the revised mine plan would leave more than 40% of the original ecosystem intact. Additional work is under way to identify areas for dedicated future conservation of the Western Ghaap Panveld.

There have been no significant environmental incidents at any of the iron ore operations. No fines have been imposed by any environmental regulatory authority.

Coal

At all three mines, regular contact with interested and affected parties takes place, with particular focus at Tshikondeni, which is partially inside a protected area.

At the Hlobane colliery, on closure, 4 200ha of the 5 359ha have been rehabilitated while final closure activities continue.

There have been no significant environmental incidents at any of the coal operations. No fines have been imposed by any environmental regulatory authority.

Base metals

The Zincor refinery annually generates 2 210 tonnes of general domestic waste and 120 tonnes of hazardous waste. Hazardous waste, such as cadmium cake, is being partially stored using the permitted method while most of it is shipped to customers in east Asia observing the Basel Convention requirements.

Being next to the Blesbokspruit (a Ramsar site), Zincor is managing and contributing to extensive bio-monitoring on the borders of the plant area to manage potential impacts immediately.

Zincor continuously monitors sulphur dioxide concentrations in stack emissions, with the purpose of making data available to the general public through an environmental room. Complaints from the public are handled through this facility.

At Rosh Pinah, studies are being conducted to determine whether the transportation of lead concentrate could cause pollution.

Prior to the investment, detailed environmental management evaluations and legislation studies were conducted at the zinc refinery company in Hongye, China, to identify major environmental risks and liabilities and to assess the capacity and capabilities to manage those risks properly.

There have been no significant environmental incidents at any of the base metals operations. No fines have been imposed for non-compliance with any relevant international, national, regional or local regulations in respect of environmental matters.

Heavy minerals

At the heavy minerals mining and smelting company, Ticor SA, operating near Empangeni in KwaZulu-Natal, the area under control is 1 352ha, of which 344ha are disturbed by mining or industrial activities.

Kumba aims to establish an industry benchmark in the heavy minerals industry, and a set of performance indicators has been developed to measure and drive progress in the critical area of environmental management, including rehabilitation.

Apart from upgrading the environmental management organisational structure, the environmental programmes have been reviewed during the year, namely air quality management, water quality management, environmental awareness training, internal auditing and environmental incident reporting.

One environmental incident (overflow of storm water) that was required to be reported to the relevant regulator has been classified as a significant



environmental incident. As a consequence of a heavy downpour during a thunderstorm in July 2002, the water in the stormwater dam at Hillendale mine overflowed into the neighbouring residential area. This resulted in claims for compensation for damage caused. The necessary steps and actions have been taken to prevent further incidents.



Industrial minerals

The land area controlled by the Glen Douglas dolomite mine is 472ha of which 350ha are disturbed by mining activities – 25ha have been rehabilitated.



Complaints relating to dust and noise impacts were resolved through the well-established and developed interested-and-affected-party forum that meets regularly.

There have been no significant environmental incidents at any of the industrial minerals operations. No fines have been imposed by any environmental regulatory authority.



DETERMINED TO UPLIFT OUR PEOPLE

We will create a sustainable future by ensuring the development of Kumba's people and the communities which are affected by our operations.



EMPLOYMENT

Currently, Kumba employs 9 674 permanent employees which excludes the employees of Ticor Limited, Australia. Various contractors and suppliers support the company's operations, creating an additional 4 000 jobs. Kumba will report on net job creation per region in the 2004 annual report.

HUMAN RIGHTS

Kumba is a responsible employer that complies with all labour legislation in South Africa, eg the constitution, Labour Relations Act, Employment Equity Act, Skills Development Bill and Basic Conditions of Employment Act. Accordingly, Kumba ensures that:

- Child labour is not tolerated
- Forced and compulsory labour are not practised
- Employees are educated about human rights in accordance with the noted legislation
- Security personnel are educated in and respect human rights. This is reinforced through agreements with security companies
- The guidelines of the International Labour Organisation are complied with.

HIV/AIDS

The Kumba HIV/AIDS policy was finalised on 18 March 2003 when the agreement with recognised unions was signed. The policy was developed with the involvement of shop stewards from all business units, union officials from their respective head offices and representatives from all business units.

Measurement

A knowledge, attitude and practice (KAP) survey was conducted at all business units during 2002. Actuaries and consultants also conducted a financial impact analysis in the second half of 2002.


GRAPH A
30 000
20 000
10 000
0
-10 000
-20 000
-30 000
'02 '04 '06 '08 '10 '12 '14 '16 '18 '20
ANNUAL TOTAL SAVINGS AFTER INTERVENTIONS (Rm)

One of the outcomes of the impact analysis was the savings that could be realised with a prevention and treatment programme.

Graph A indicates the amounts that could be saved by Kumba over an 18 year period (2003 to 2020). The cumulative savings will be R373 651 000.

Graph B indicates Kumba's estimated HIV prevalence without any intervention. This shows that by 2020 about 18,2% of our workforce will be HIV positive and 4,6% will be HIV sick if no interventions are made.

However, Kumba has developed a comprehensive HIV/AIDS strategy, regarded as one of the best in the country in terms of proactive approach. In an evaluation done by a global investment bank, UBS, this year on risk exposure of South African companies to HIV/AIDS, Kumba was rated second overall in terms of strategy.

Graph C indicates Kumba's prevalence in terms of the mining industry.


GRAPH B
35
30
25
20
15
10
5
0
2003 2005 2010 2015 2020
ESTIMATED HIV PREVALENCE (%)
HIV positive
HIV sick


GRAPH C
35
30
25
20
15
10
5
0
Gold
Platinum
Coal
Diamonds
Kumba
ESTIMATED HIV PREVALENCE BY INDUSTRY 2003 (%)

WE HAVE DEVELOPED A COMPREHENSIVE HIV/AIDS STRATEGY REGARDED AS ONE OF THE BEST IN THE COUNTRY IN TERMS OF PROACTIVE APPROACH

Prevalence studies have been completed at Sishen, Northern Cape (11,0%) and Glen Douglas, Gauteng (14,6%). The prevalence rates as modelled by NMG-Levy are estimated at 11% for Kumba. This prevalence rate means that Kumba is underexposed relative to the mining industry as a whole.

HIV/AIDS management

Programmes are in place or planned at all business units and the corporate office, which include voluntary counselling and testing, peer education, wellness programmes and community-based programmes and treatment of sexually-transmitted diseases. Anti-retroviral pilot programmes are being implemented at two business units in October 2003. If successful, the programme will be extended to more operations.

EMPLOYMENT EQUITY

Kumba has embarked on a process for the development and promotion of historically disadvantaged South Africans (HDSAs), women and people with disabilities.

At the end of June 2003, 65% of the total workforce was black, coloured or Asian.

To realise its employment equity goals, detailed employment equity plans have been compiled for every business unit. Employment equity (Graph D) progress is being actively managed in the management categories where currently 27% of the Kumba board and 33% of general managers are employment equity candidates. Concerted efforts are being made to increase the number of equity candidates, with special emphasis on middle management levels.


GRAPH D
45
40
35
30
25
20
15
10
5
0
2003
2005
2008
EMPLOYMENT EQUITY PROGRESS: MANAGEMENT CATEGORIES (%)
HDSA A – G Roles
Women

Labour relations

Kumba accepts that sound labour relations is a major contributory factor to the success and efficiency of the group.

Kumba follows an approach of constructive engagement of all stakeholders in matters pertaining to the employment relationship. This approach focuses and supports the group's strategic objectives by creating a working environment where the employment relationship will assist to bring about a more competitive company.

Effective participation structures exist at corporate and business unit level, where interaction with organised labour on matters regarding the employment relationship takes place regularly.

A total of 88,35% of employees in the bargaining unit at Kumba are unionised. The main trade union role





players are the National Union of Mineworkers with 63,19%, Solidarity with 15,34% and the Building Allied and Construction Workers Union with 6,64% membership.

The group again experienced no labour unrest or strikes in the year covered by this report.

Various policies regarding the employment relationship (eg disciplinary and grievance procedures, disability and retrenchment policies) are constantly reviewed, with consultation or negotiation with the trade unions to create the optimal working environment.

WORK ENVIRONMENT

Since listing, Kumba has been rated by credible, independent publications and institutions as being among the top 40 companies in South Africa on elements such as salary and benefits, incentive schemes, and education, training and development.

HOUSING

Kumba's approach is to focus on home ownership and enabling strategies to make this possible, driven by a joint housing forum at each business unit.

Kumba spent R17 million on housing for employees during the financial year under review, and will spend an additional R10 million in the 2004 financial year. The current status of housing Kumba's personnel at business units is summarised as follows:

Housing statistics

Description	Number of employees	%
Home ownership		
Kumba houses bought	1 256	12,98
Rental		
Kumba units	1 672	17,28
Hostels	2 779	28,73
Other*	3 967	41,01
Total	**9 674**	**100,00**

** People who own or rent non-Kumba housing.*

The housing programme conforms to the requirements of the mining charter and will be fully implemented by 2008. Rental houses will be sold at market value to employees and, where feasible, hostels will be converted into single units.

RECRUITMENT

Kumba applies a policy of non-discriminatory recruitment. The general approach of business units is to employ residents from local communities, except where specific skills are not available. About 70% of employees at business units are employed from local communities.

HUMAN RESOURCES DEVELOPMENT

Kumba is committed to the development of its employees. It has maintained its position among industry employers who invest significantly in training and developing their people. During the past financial year, the group invested R62,2 million in training and developing employees. This equates to 5,7% of total payroll, well ahead of the Mining Qualifications Authority's average of 3,8% for mining companies with over 5 000 employees.

More than 63% of the company's employees benefited from training during the year.

Beneficiaries of training

Category	% trained
Plant and machine operator/professional	99
Craft and related trade workers	97
Technician and associated professionals	92
Labourer and related workers	78

The average number of training interventions to which Kumba's employees were exposed is more than one training intervention per employee. Again, this index was exceptionally high in the case of the plant and machine operator (an average 4,5 training interventions per employee), craft and related trade workers (average of 3,5 training interventions per employee), and the technician and associated professionals (average of 3,4 training interventions per employee).

Graduates-in-training, bursars programme and bridging school

Kumba is committed to ensuring a steady stream of suitably-qualified professionals in a skills-deficient market. The group continues to fund bursaries, mainly for engineering and geology studies. Kumba invested R23 million in the bursary and graduate-in-training programmes for the review period. This investment includes the bridging school where grade 12 learners are provided the opportunity to improve their entry qualifications for universities. Currently, there are 25 full-time learners and 127 bursary holders studying at South African universities. Of these, 60% are black, coloured or Asian. Sixty-five graduates are in training, with 41% being black, coloured or Asian.

Learnerships

Kumba has 412 apprentices (recently converted to learnerships through the Mining Qualifications Authority) in training, all on a bursary scheme. This represents 24% of all apprentices trained in the mining industry. The technical training centres at Ellisras and Sishen were accredited as training providers by the Mining Qualifications Authority during the year.

Leadership development and transformation

The attraction, retention and development of current and future leaders remain priorities. This is achieved through a number of initiatives, including a comprehensive succession planning process, and enhancing strategic leadership competencies.

School of finance

The Kumba School of Finance is an accredited training organisation with the South African Institute of Chartered Accountants and provides training outside of public practice (TOPP) to employees aspiring to attain the associate general accountant (AGA) or chartered accountant (CA) qualification.


70
60
50
40
30
20
10
0
Rm
Education and training
Housing
Bursaries
KUMBA SPEND IN 2002/03

Thirty-one employees are currently enrolled in the TOPP programme, with 77% from the designated groups.

In addition, two HDSA bursars are currently studying at South African universities towards qualifications as chartered accountants.

Mining Qualifications Authority (MQA) involvement

Kumba's human resources development professionals are contributing significantly to the national and sectoral transformation process through their membership and participation in bodies such as the National Skills Authority, the National Board for Further Education, Business South Africa's committee for education and training, and the MQA's sector skills planning committee. Kumba professionals are also playing a prominent role in unit standards generation and qualification design processes of the MQA.

SOCIAL INVESTMENT AND COMMUNITY DEVELOPMENT

Responsible corporate governance and the management of the company's impact on society and its relationships with stakeholders are playing an increasingly important role in the successful achievement of the company's vision and business goals. Kumba fully acknowledges that it has a crucial role to play in supporting the philosophy of sustainable development and building prosperous societies. The group has made an unequivocal commitment to the concept of sustainable development and subscribes to the socio-economic transformation of the mining industry as defined in the Minerals Act and attendant mining charter.

Kumba's areas of focus are:

- Education, training and skills development
- Healthcare promotion, particularly HIV/AIDS programmes
- Job creation
- Small, medium and micro enterprise development
- Conservation of environment, including awareness programmes
- Infrastructure development

Corporate social investment (CSI) programmes, managed as an integral



part of the group's business, are tangible evidence of its commitment to social development and reflect directly on its values of social investment. Kumba spends no less than 1% of its consolidated pre-tax profit, based on a three-year rolling average, on CSI programmes. In the year under review, Kumba spent R18 million on its investment programmes which translates to 1,8% of pre-tax profits. Healthcare, education, training and skills development receive the larger portion of the budget allocation. Through CSI initiatives, Kumba continues to ensure that its host communities value corporate citizenship by partnering them with other relevant stakeholders and government in implementing sustainable community development programmes. Most of the business units meet the requirements of the mining charter relating to the delivery of socio-economic development such as cooperating in the development of integrated development programmes, representative decision-making structures and programmes for labour-sending areas.

In partnership with the communities, Kumba has built schools, houses and clinics around areas of its operations; it takes care of the natural and social environment; and cooperates rigorously in the fight against the scourge of HIV/AIDS and other diseases. The Lephalale section 21 company established at Grootegeluk with the sole aim of providing total wellness at HIV/AIDS-infected residences at Lephalale demonstrates the commitment to working with communities to fight the adverse effects of AIDS.

Kumba's school development programme is a focal point in the field of education, with special emphasis on science, mathematics, engineering and technology. The bursary scheme and bridging school programmes have provided opportunities for young people to improve entry requirements in universities and colleges to follow their challenging careers. The recent partnership with the Northern Cape Department of Education in the launch of the National Institute for Higher Education illustrates how Kumba values the contribution of institutions in education and training for science.

The high rate of unemployment among the host communities is great cause for concern. In addressing this problem, various technical training and skills development programmes have been implemented around all areas of operations. Through such programmes, more than 65 students have acquired artisan skills at Grootegeluk and 49% of them are employed at the mine. The Itereleng skills development centre at Thabazimbi in Limpopo was upgraded to provide much-needed skills in the community such as bricklaying, carpentry, craftwork, knitting and dressmaking. These skills provide support to the community's sustainable livelihood. The Tshipi training centre in Sishen, Northern Cape, conducts programmes that reflect Kumba's commitment to skills development, education, training and job creation.

In alleviating poverty among its host communities, Kumba has engaged in various private-public partnership programmes that aim to reduce high unemployment levels and enhance business skills so that the host communities become independent and contribute towards creating jobs for themselves. As such, programmes initiated include entrepreneur promotion, infrastructure development with special focus on labour-intensive projects. The Ticor SA operation in KwaZulu-Natal plays an important role in the support of women in mining through its involvement and support of the regional structure of the South African Women in Mining Association (SAWIMA).

Caring for the environment and natural resources is an additional responsibility. Working with local authorities and following the recognised principles of sustainable development, Kumba strives to limit its impact on the environment while promoting conservation of natural resources and biodiversity. Kumba does this to ensure that its footprints are covered with extensive rehabilitation and conservation programmes. Through the commitment to maintain the environment and its ecological integrity, it ensures that direct benefits such as skills development and the creation of job opportunities that enhance the environmental knowledge of communities are also established.

In supporting conservation and maintenance of South Africa's biological diversity, Kumba has committed itself to an investment of R10 million over 10 years for the creation of Peace Parks. This investment intends to promote conservation objectives and to extend the involvement to large-scale projects that care for the environment while providing sustainable job opportunities for communities. The Peace Parks Foundation facilitates the establishment of transfrontier conservation areas, thereby supporting sustainable economic development, the conservation of biodiversity and regional peace and stability.

A Blesbokspruit Trust for Environment project has been launched at Zincor in partnership with the communities. This has resulted in positive spin-offs in the nature conservation and environmental management initiatives.



In partnership with the MQA and other mining houses, Kumba is participating in two projects, to the value of R10 million, in the poverty nodes of Majuba in Newcastle and Kgalagadi near Sishen, to train and build capacity in projects by former employees and their dependants.

Kumba is a member of the Business Trust, a joint programme between private sector and government to stimulate job creation through targeted programmes and capacity building. The trust sought to provide socio-economic consolidation of the political gains ushered in by the 1994 dispensation.

With these programmes and initiatives, Kumba establishes its commitment to the principles of the new Minerals Act, which requires that all mining companies develop a social and labour plan. All business units and mining operations are preparing their own social and labour policies which will ensure that Kumba's operations meet the objectives and principles of the plan. Kumba has, however, subscribed to the principles during the closure of the Durnacol and Hlobane collieries.


Education 50%
Infrastructure development 15%
Health – HIV/AIDS 10%
SMME development 10%
Environment 9%
Job creation 5%
Leadership development 1%
CSI SPEND YEAR 2002/3





BRIDGING SCHOOL

"Without financial support, your dreams could remain dreams." Those were the words of Rasai Ntsoelengoe, a young learner from Gauteng who faced a bleak future in 1994. So did Venon Ngubo. Both young men successfully attended the Kumba Resources bridging school in 1995. Both were offered bursaries to study the degree of their choice. Both elected metallurgical engineering at Wits University and graduated in 2001, completing their experiential training at various Kumba operations. Both face considerably brighter futures today, thanks to their hard work and the stepping stone of the bridging school.

Faced with the challenge of finding sufficient learners with the potential to succeed at tertiary level, Kumba initiated its bridging school in 1995, focusing on historically disadvantaged learners from its operational areas. The school enables learners to improve in their results in mathematics and physical science to enrol for tertiary education in engineering and geology. Students also receive life skills, computer skills, language proficiency and technical drawing skills.

Since 1995, 219 learners have notched up 147 A and B symbols in mathematics with 101 A and B symbols in science. Of these students, 105 received bursaries from Kumba for tertiary study, while 90% of the balance received bursaries from other mining companies. To date, 35 bridging school learners have been employed as qualified engineers or geologists at Kumba, while some 60% of Kumba's bursary holders have come through the bridging school.

DURNACOL

When the chief employer in a remote rural area reaches the end of operations, it can often be the end of the surrounding community as well. Not so at Kumba's Durnacol colliery in northern KwaZulu-Natal. Knowing in the early 1990s that the mine had just another decade, Durnacol developed a R22 million social plan to mitigate the impact of closing in December 2000.



Some 1 800 people faced retrenchment on closure, a serious issue for the community. Redeployment to other Kumba operations and surrounding labour-intensive industries and using retrenched people in the environmental rehabilitation programme secured jobs for some, but not enough.

For 1 200 other retrenched employees, a R3 million training programme developed an array of skills, from driving licences to entrepreneurial ventures.

But Kumba had a greater aim than just its skills programme. The project initiated in 1995 with broad consultation ensured that Durnacol would be a fully-functional and self-sustainable township in its own right, built on the existing facilities and resources of the mining operation, donated by Kumba. In the process, over 400 people are now proud home owners, some assisted by the state RDP fund, with the proceeds of the sales being reinvested in community projects.

The proclamation of Durnacol as a town is expected before the end of calendar 2003, a fitting testimony to Kumba's commitment to sustainability and the communities in which it operates.

WAY FORWARD

Sustainability accounting and reporting is an integral element of Kumba's group-wide strategic plan. It is an ongoing process and our commitment to develop both its accounting and reporting will be evident in future years.

Constructive engagement and feedback from stakeholders will assist in ensuring that Kumba reports can add value to a broad range of stakeholders.

The Kumba vision is to make sustainability the business of all employees. Sustainability risks are dealt with via the board throughout the organisation. In this way, an organisational transformation process is under way to secure attitudinal changes as well as systems changes.

In the year under review, an assessment of the company's performance in the management of corporate citizenship was done with the assistance of the African Institute of Corporate Citizenship. This audit examined the practices, formalisation integration across the organisation and the extent to which it is embedded into departments and structures. This assessment is followed by a process to update strategies in sustainability management and the focus on reporting in accordance with the GRI requirements.

Systems to supply the required information are developed on a priority basis. For safety and health, the upgrade and centralisation of the Site Safe four system will cater for all the statistical needs while the Pivot system now implemented will cater for environmental information needs.

Measurements and indices will be identified on a priority basis and targets set where appropriate. We expect it will take another two years to have all systems in place to comply with all the requirements of GRI.

A process of consultation with identified stakeholders to determine information needs and means of communication will form part of the strategy process.



INDEPENDENT REVIEW REPORT

Edward Nathan & Friedland
CORPORATE LAW ADVISERS & CONSULTANTS

INTRODUCTION

Edward Nathan & Friedland (Pty) Limited (ENF) was engaged by Kumba Resources Limited (Kumba) to review its sustainability reporting in its annual report. Under the terms of engagement, the review would focus on selected social, economic and environmental performance indicators that are reported in the Kumba annual report of 2003. In accordance with the terms of engagement, the purpose of this report is to verify the systems and processes used to obtain the information in the annual report as well as to assure that the information contained therein is correct.

This review is made solely to Kumba. ENF, to the fullest extent permitted by law, does not accept or assume any responsibility or liability to any third person in respect of any information, including the conclusions, provided in this review.

SCOPE OF REVIEW

Kumba instructed ENF to:

- Review its annual report
- Identify a selection of sustainability performance indicators
- Provide a review that includes a verification of the systems and processes used for compiling the information and the correctness of the indicators.

ENF duly selected the indicators for review, taking account of the key risks facing Kumba as discussed in its annual report. The 2003 group performance indicators that were the subject of review are as follows:

1. HIV/AIDS prevalence and policies
2. Training and development spend and programmes
3. Labour union membership and labour relations
4. Payroll and benefits
5. Foundation spend
6. Water usage
7. Land usage and rehabilitation
8. SHE structures, polices and responsibilities
9. Governance processes, structures and policies.

RESPONSIBILITIES OF DIRECTORS OF KUMBA

The directors are responsible for the preparation of the annual report and the information and assessments contained therein. They are also responsible for determining the group's objectives in respect of sustainable development/sustainability performance as well as for establishing and maintaining appropriate performance management and internal control systems from which the reported information is derived.

RESPONSIBILITY OF THE REVIEWER

ENF's responsibility, as reviewer, is to report on the selected 2003 performance indicators and statements. The manner in which this was done is set out below. Within ENF's responsibility is the obligation to report on any disclosures in the report relating to the selected 2003 performance indicators and associated statements that ENF may consider to be inconsistent. ENF is also obliged to report the absence of any information and/or explanations required to conduct the review, as well as any additional information that may come to light, the omission of which may result in the selected 2003 performance indicators together with the associated statements being materially misleading.

BASIS OF REVIEW

There are no generally accepted standards for the reporting or review of sustainability performance. The review is therefore based upon the emerging best practices for such reviews and includes the use of the Global Reporting Initiative Guidelines for non-financial performance reporting.

The review process included:

- Obtaining an understanding of the systems used to generate, aggregate and report the selected 2003 performance indicators
- Conducting interviews with management to obtain an understanding of the consistency of the reporting process compared with the prior year and to obtain explanations for performance trends
- Testing the accuracy of the aggregation process for the selected 2003 performance indicators at group level
- Reviewing the presentation of the selected 2003 performance indicators and associated statements in the report, in light of the findings and our cumulative knowledge of the industry and the group's operations.

The ENF review does not constitute an audit and, accordingly, provides limited assurance on the reliability of the selected 2003 performance indicators and associated statements.

CONCLUSIONS

Having reviewed each of the indicators listed above, as stated in the annual report 2003, the ENF review found that the management and board structures in place to manage sustainability issues are fundamentally sound. The ENF review also found that the systems and processes used were suitable and that the information used to compile the reviewed indicators, in the report, was accurate. There was no indication that any of the information reported about the selected 2003 performance indicators was materially misstated or misleading or that any material information had been omitted. ENF commends Kumba on its commitment to sustainability reporting.

Review certification:



ENF EnviroLaw & Sustainability Services
Edward Nathan & Friedland (Pty) Limited
9 September 2003

INDEX TO GLOBAL REPORTING INITIATIVE INDICATORS

GRI ELEMENT	TOPIC	PAGE	SECTION IN THIS REPORT
Vision and strategy 1.1	Vision and strategy	4	Our values
1.2	Key elements of the report		Contents
Profile 2.1	Name		Front cover
2.2	Major products	2	Group profile
2.3	Operational structure	1	Group structure
2.4	Major divisions and joint ventures	1	Group structure
2.5	Countries of operation	1	Operational areas
2.6	Nature of ownership	54	Shareholder information
2.7	Nature of markets served	2	Group profile
2.8	Scale of organisation	2, 25	Group profile, Business operations review
2.9	Stakeholders	4	Our values
2.10	Contact details	148	Kumba administration
2.11	Reporting period	84	Financial Index
2.12	Date of previous report		Published September 2002
2.13	Boundaries of report	25	Business operations review
2.14	Significant changes on prior year	25	Business operations review
2.15	Basis for reporting on joint ventures, etc	25	Business operations review
2.16	Explanation of restatements	n/a	
2.17	Decisions not to apply GRI principles	n/a	
2.18	Definitions	83	Financial definitions
2.19	Significant changes in measurement methods on key economic, environmental and social information	n/a	
2.20	Policies and practices to ensure accuracy	74	Independent review report
2.21	Policy and practice on independent assurance	74	Independent review report
2.22	Additional information		www.kumbaresources.com
Governance structure and management systems 3.1	Governance structure	46	Corporate governance
3.2	Independent non-executive directors	46	Corporate governance
3.3	Expertise of board members	46	Corporate governance
3.4	Supervisory board processes	46	Corporate governance
3.5	Link between executive compensation and achievement of goals	6	Business objectives
3.6	Organisational structure and key responsible individuals	1, 43, 46	Group structure, Executive committee, Corporate governance
3.7	Principles and policies on economic, environment and social performance	4	Our values
3.8	Mechanisms for shareholder interaction with board members	148	Shareholders' diary

na – not available *n/a – not applicable*

GRI ELEMENT	TOPIC	PAGE	SECTION IN THIS REPORT
3.9	Identification of stakeholders	4	Our values
3.10	Stakeholder consultation	4	Our values
3.11	Information from stakeholder consultation		Annual report
3.12	Use of information from stakeholder consultation		Annual report and website
3.13	Precautionary approach	n/a	
3.14	External principles endorsed	4	Our values
3.15	Industry, business and advocacy organisations	66	Social summary
3.16	Upstream and downstream impacts – outsourcing/supplier management – product and service stewardship	4	Our values
3.17	Indirect impacts	59, 66	SHE and social summaries
3.18	Major changes in locations or operations	36	Growth opportunities
3.19	Programmes and procedures in economic, environmental and social performance – priority and target setting – major improvement programmes – internal communication and training – performance monitoring – internal and external audit – senior management review	 6 4 66 4, 18, 66 46 46	 Business objectives Kumba Way Social summary Kumba Way, Financial review and Social summary Corporate governance Corporate governance
3.20	Certification of management systems	46, 59	Corporate governance, SHE summary
GRI content index 4.1	Index	76	Global Reporting Initiative Index
Performance indicators ***Economic*** EC1	**Customers** Net sales	58	Economic summary
EC2	Geographic breakdown	58	Economic summary
EC3	**Suppliers** Cost of procurement	58	Economic summary
EC4	Percentage paid on contracted terms	58	Economic summary
EC11	Supplier breakdown	58	Economic summary
EC5	**Employees** Total payroll and benefits	58	Economic summary
EC6	**Providers of capital** Distributions	58	Economic summary
EC7	Retained earnings	58	Economic summary
EC8	**Public sector** Total taxes paid	58	Economic summary
EC9	Subsidies received	58	Economic summary
EC10	Donations	58	Economic summary
EC12	Total spent on non-core business infrastructure development	n/a	
EC13	**Indirect impacts** Indirect economic impacts	n/a	

** Performance indicators are provided in order of core indicator and additional indicator in the GRI Reporting Guidelines.*

na – not available   *n/a – not applicable*

Index to Global Reporting Initiative indicators continued



GRI ELEMENT	TOPIC	PAGE	SECTION IN THIS REPORT
Environmental			
EN1	Materials used other than water	59	SHE summary
EN2	Materials waste from external sources	na	
EN3	Direct energy use	59	SHE summary
EN4	Indirect energy use	na	
EN17	Renewable energy sources	na	
EN18	Energy consumption	59	SHE summary
EN19	Indirect (up/downstream) energy use	na	
EN5	Total water use	59	SHE summary
EN20	Water use and ecosystems affected	na	
EN21	Withdrawals of ground and surface water	na	
EN22	Recycling of water	na	
EN6	Land in biodiversity-rich habitats	na	
EN7	Impacts on biodiversity in terrestrial, fresh water and marine habitats	na	
EN23	Land for production activities or extractive use	59	SHE summary
EN24	Impermeable surface of land	na	
EN25	Impacts on protected or sensitive areas	na	
EN26	Changes to natural habitats from activities and habitats protected or restored	na	
EN27	Objectives for protecting and restoring ecosystems	na	
EN28	Protected species with habitats in operational areas	na	
EN29	Business units in or around protected or sensitive areas	59	SHE summary
EN8	Greenhouse gas emissions	na	
EN9	Ozone-depleting substances	na	
EN10	Other significant air emissions	na	
EN11	Waste by type and definition	na	
EN12	Discharges to water	na	
EN13	Spills of chemicals, oils and fuels	na	
EN30	Indirect greenhouse gas emissions	na	
EN31	Hazardous waste	59	SHE summary
EN32	Ecosystems/habitats affected by water run-off	na	
EN33	Performance of suppliers	na	
EN14	Impacts of products and services	na	
EN15	Products reclaimable	na	
EN16	Fines for environmental non-performance	na	
EN34	Impacts of transportation used for logistical purposes	na	
EN35	Total environmental expenditure by type	na	

** Performance indicators are provided in order of core indicator and additional indicator in the GRI Reporting Guidelines.*

na – not available   n/a – not applicable

GRI ELEMENT	TOPIC	PAGE	SECTION IN THIS REPORT
Social LA1	**Employment** Breakdown of workforce	66	Social summary
LA2	Net job creation and average turnover segmented by region/country	131	Segmental report
LA12	Employee benefits beyond legal mandate	n/a	
LA3	**Labour/management relations** Employees represented by trade unions, bona fide employee representatives or covered by collective bargaining agreements	66	Social summary
LA4	Information, consultation and negotiation with employees over changes in operations	66	Social summary
LA13	Formal worker representation in decision-making or management, including corporate governance	66	Social summary
LA5	**Health and safety** Recording and notification of occupational accidents and diseases	59	SHE summary
LA6	Formal health and safety committees with management and worker representation	46, 59	Corporate governance, SHE summary
LA7	Standard injury, lost day and absentee rates and work-related fatalities (including sub-contracted workers)	46, 59	Corporate governance, SHE summary
LA8	Policies or programmes on HIV/AIDS	66	Social summary
LA14	Compliance with ILO guidelines	66	Social summary
LA15	Agreements with trade unions or employee representatives covering health and safety at work	66	Social summary
LA9	**Training and education** Average hours of training per year per employee by category	66	Social summary
LA16	Programmes to support continued employability of employees and to manage career endings	66	Social summary
LA17	Programmes for skills management or lifelong learning	66	Social summary
LA10	**Diversity and opportunity** Equal opportunities and monitoring systems	66	Social summary
LA11	Senior management and corporate governance bodies, including male/female ratio and cultural diversity	46, 66	Corporate governance, Social summary
HR1	**Human rights** Human rights and operations, including monitoring mechanisms	66	Social summary
HR2	Human rights impacts on investment and procurement	66	Social summary
HR3	Human rights within supply chain including monitoring systems	66	Social summary
HR8	Employee training on human rights in operations	66	Social summary

** Performance indicators are provided in order of core indicator and additional indicator in the GRI Reporting Guidelines.*

na – not available   n/a – not applicable

Index to Global Reporting Initiative indicators continued



GRI ELEMENT	TOPIC	PAGE	SECTION IN THIS REPORT
HR4	**Non-discrimination** Discrimination in operations	66	Social summary
HR5	**Freedom of association and collective bargaining** Freedom of association	66	Social summary
HR6	Child labour	66	Social summary
HR7	Forced and compulsory labour	66	Social summary
HR9	**Disciplinary practices** Appeal practices	66	Social summary
HR10	Non-retaliation	na	
HR11	**Security practices** Human rights training for security personnel	66	Social summary
HR12	**Indigenous rights** Needs of indigenous people	66	Social summary
HR13	Jointly-managed community grievance mechanisms	66	Social summary
HR14	Share of operating revenues redistributed to local communities	66	Social summary
SO1	**Community** Communities affected by operations	66	Social summary
SO4	Awards for social, ethical and environmental performance	na	
SO2	**Bribery and corruption** Policy	46	Corporate governance
SO3	**Political contributions** Political lobbying and contributions	46	Corporate governance
SO5	Money paid to political bodies	n/a	
SO6	**Competition and pricing** Court decisions on anti-trust and monopoly regulations	n/a	
SO7	Mechanisms to prevent anti-competitive behaviour	46	Corporate governance
PR1	**Customer health and safety** Customer health and safety during use of products and services	n/a	
PR2	**Products and services** Product information and labelling	n/a	
PR7	Non-compliance on product information and labelling	n/a	
PR8	Customer satisfaction	n/a	
PR9	**Advertising** Advertising	46	Corporate governance
PR10	Breaches of advertising and marketing regulations	n/a	
PR3	**Respect for privacy** Consumer privacy	n/a	
PR11	Breaches of consumer privacy	n/a	

** Performance indicators are provided in order of core indicators and additional indicator lists provided in the GRI Reporting Guidelines.*
na – not available   n/a – not applicable

GROUP CASH VALUE ADDED STATEMENT

FOR THE YEAR ENDED 30 JUNE 2003

The value added statement shows the wealth the group has created through mining, beneficiation, trading and investing operations. The statement below summarises the total cash wealth created and how it was disbursed among the group's stakeholders, leaving a retained amount which was re-invested in the group for the replacement of assets and further development of operations.

	2003 Rm	Wealth created %	2002 Rm	Wealth created %
CASH GENERATED				
Cash derived from sales and services	**7 136**		6 963	
Income from investments and interest received	**49**		47	
Paid to suppliers for materials and services	**(4 231)**		(3 127)	
CASH VALUE ADDED	**2 954**	100	3 883	100
CASH UTILISED TO				
Remunerate employees for services	**1 513**	51	1 238	32
Pay direct taxes to the state	**312**	11	149	4
Provide lenders with a return on borrowings	**349**	12	312	8
CASH DISBURSED AMONG STAKEHOLDERS	**2 174**	74	1 699	44
CASH RETAINED IN THE GROUP TO MAINTAIN AND DEVELOP OPERATIONS	**780**	26	2 184	56

NOTES TO THE GROUP CASH VALUE ADDED STATEMENT

	2003 Rm	2002 Rm
1. TAXATION CONTRIBUTION		
Direct taxes (as above)	**312**	149
Value added taxes levied on purchases of goods and services	**883**	530
Regional service council levies	**10**	7
Rates and taxes paid to local authorities	**11**	7
GROSS CONTRIBUTIONS	**1 216**	693
2. ADDITIONAL AMOUNTS COLLECTED BY THE GROUP ON BEHALF OF GOVERNMENT		
Value added tax and other duties charged on turnover	**596**	488
Employees' tax deducted from remuneration paid	**345**	208
	941	696

SELECTED GROUP FINANCIAL DATA TRANSLATED INTO US DOLLARS

FOR THE YEAR ENDED 30 JUNE 2003

	2003 USD million	2002 USD million
INCOME STATEMENT		
REVENUE	**827**	704
Operating expenses	**(693)**	(539)
NET OPERATING PROFIT	**134**	165
Net financing costs	**(27)**	(24)
Income from equity accounted investments		8
Impairment charges		(10)
Goodwill amortisation	**(2)**	3
PROFIT BEFORE TAXATION	**105**	142
Taxation	**(25)**	(46)
NET PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	**80**	96
ATTRIBUTABLE EARNINGS PER SHARE (US CENTS)	**26,8**	33,6
BALANCE SHEET		
ASSETS		
NON-CURRENT ASSETS		
Property, plant and equipment	**1 105**	551
Intangible assets	**13**	
Goodwill	**(11)**	2
Investments in associates and joint ventures	**16**	114
Deferred taxation	**65**	41
Financial assets	**37**	24
CURRENT ASSETS		
Cash and cash equivalents	**130**	65
Other	**367**	188
TOTAL ASSETS	**1 722**	985
EQUITY AND LIABILITIES		
SHAREHOLDERS' FUNDS	**663**	465
MINORITY INTEREST	**160**	47
NON-CURRENT LIABILITIES		
Interest-bearing borrowings	**377**	85
Deferred taxation and provisions	**306**	171
CURRENT LIABILITIES		
Interest-bearing borrowings	**73**	91
Other	**143**	126
TOTAL EQUITY AND LIABILITIES	**1 722**	985
Net debt (refer to definitions on page 83)	**320**	111
CASH FLOW STATEMENT		
Cash available from operations	**86**	213
Proceeds on disposal of assets	**5**	2
Investments		
– Acquisition of subsidiary	**41**	
– Acquisition of joint ventures and associates	**(4)**	
– Other	**(1)**	(5)
Capital expenditure		
– Heavy minerals	**(102)**	(62)
– Other	**(51)**	(45)
NET CASH (OUTFLOW)/INFLOW	**(26)**	103

The group statements on this page have been expressed in US dollars for information purposes. The average US dollar/rand for the year US$1: R9,0275 (US$1: R10,19) has been used to translate the income and cash flow statements, while the balance sheet has been translated at the closing rate at the last day of the reporting period at US$1: R7,425 (US$1: R10,367).

DEFINITIONS

Attributable cash flow per ordinary share
Cash flow from operating activities, after adjusting for minority participation therein, divided by the weighted average number of ordinary shares in issue during the year.

Cash and cash equivalents
Comprise cash on hand and current accounts in bank, net of bank overdrafts, together with any highly liquid investments readily convertible to known amounts of cash and not subject to significant risk of changes in value.

Current ratio
Current assets divided by current liabilities.

Dividend cover
Attributable earnings per ordinary share divided by dividends per ordinary share.

Dividend yield
Dividends per ordinary share divided by the closing share price quoted on the JSE Securities Exchange SA.

Earnings per ordinary share
- **Attributable earnings basis**
  Earnings attributable to ordinary shareholders divided by the weighted average number of ordinary shares in issue during the year.
- **Headline earnings basis**
  Earnings attributable to ordinary shareholders adjusted for profits and losses on items of a capital nature, and recognising the taxation and minority impacts on these adjustments, divided by the weighted average number of ordinary shares in issue during the year.

Financing cost cover
- Ebit – net operating profit divided by net financing costs.
- Ebitda – net operating profit before depreciation and amortisation divided by net financing costs.

Headline earnings yield
Headline earnings per ordinary share divided by the closing share price quoted on the JSE Securities Exchange SA.

Invested capital
Total shareholders' equity, interest-bearing debt, non-current provisions and net deferred taxation, less cash and cash equivalents.

Net assets
Sum of non-current assets and current assets less all interest-free liabilities.

Net debt-to-equity ratio
Interest-bearing debt less cash and cash equivalents, as percentage of total shareholders' equity.

Net equity per ordinary share
Ordinary shareholders' equity divided by the number of ordinary shares in issue at the year-end.

Number of years to repay interest-bearing debt
Interest-bearing debt divided by cash flow from operating activities before dividends paid.

Operating margin
Net operating profit as a percentage of revenue.

Operating profit per employee
Operating profit divided by the average number of employees during the year.

Return on capital employed
Net operating profit plus income from non-equity accounted investments plus income from investments in associates and incorporated joint ventures, as a percentage of average total shareholders' funds and interest-bearing borrowings.

Return on ordinary shareholders' equity
- **Attributable earnings**
  Earnings attributable to ordinary shareholders as a percentage of average ordinary shareholders' equity.
- **Headline earnings**
  Headline earnings attributable to ordinary shareholders as a percentage of average ordinary shareholders' equity.

Return on invested capital
Net operating profit plus income from non-equity accounted investments plus income from investments in associates and incorporated joint ventures, as a percentage of the average invested capital.

Return on net assets
Net operating profit plus income from non-equity accounted investments plus income from investments in associates and incorporated joint ventures, as a percentage of the average net assets.

Revenue per employee
Revenue divided by the average number of employees during the year.

Total asset turnover
Revenue divided by average total assets.

Weighted average number of shares in issue
The number of shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period which they have participated in the income of the group. In the case of shares issued pursuant to a share capitalisation award in lieu of dividends, the participation of such shares is deemed to be from the date of issue.

FINANCIAL INDEX

CONTENTS

ANNEXURES

www.kumbaresources.com

Directors' responsibility for financial reporting

TO THE MEMBERS OF KUMBA RESOURCES LIMITED

The directors of the company are responsible for maintaining adequate accounting records, the preparation of the annual financial statements of the company and group, and to develop and maintain a sound system of internal control to safeguard shareholders' investments and the group's assets. In presenting the accompanying financial statements, South African statements of Generally Accepted Accounting Practice and International Accounting Standards have been followed, applicable accounting policies have been used while prudent judgements and estimates have been made.

For the directors to discharge their responsibilities, management has developed and continues to maintain a system of internal control aimed at reducing the risk of error or loss in a cost-effective manner. Such systems can provide reasonable but not absolute assurance against material misstatement or loss. The directors, primarily through the audit committee which consists of non-executive directors, meet periodically with the external and internal auditors, as well as executive management to evaluate matters concerning accounting policies, internal control, auditing and financial reporting. The group's internal auditors independently evaluate the internal controls and co-ordinate their audit coverage with the external auditors. The external auditors are responsible for reporting on the financial statements. The external and internal auditors have unrestricted access to all records, property and personnel as well as to the audit committee. The directors are not aware of any material breakdown in the functioning of these controls and systems during the year under review.

The directors are of the opinion, based on the information and explanations given by management and the internal auditors, and on comment by the external auditors on the results of their audit conducted for the purpose of expressing their opinion, that the internal accounting controls are adequate, so that the financial records may be relied on for preparing the financial statements and maintaining accountability for assets and liabilities.

As the directors have reviewed the group's financial budgets with their underlying business plans for the period to 30 June 2004, and in the light of the current financial position and existing borrowing facilities, they consider it appropriate that the annual financial statements be prepared on the going-concern basis.

Against this background, the directors of the company accept responsibility for the annual financial statements, which were approved by the board of directors on 19 August 2003 and are signed on its behalf by

MLD Marole	**Dr CJ Fauconnier**	**DJ van Staden**
Chairman	*Chief Executive*	*Director*

The external auditors have audited the annual financial statements of the company and group and their unqualified report appears on page 86.

Certificate by company secretary

In terms of the Companies Act 61 of 1973 of South Africa, as amended, I, Marie Viljoen, in my capacity as company secretary, confirm that for the year ended 30 June 2003, the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of this Act and that all such returns are true, correct and up to date.

M Viljoen
Company Secretary

19 August 2003

Report of the independent auditors

TO THE MEMBERS OF KUMBA RESOURCES LIMITED

We have audited the annual financial statements and the group annual financial statements of Kumba Resources Limited set out on pages 87 to 143 for the year ended 30 June 2003. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with statements of South African auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.

An audit includes:

- examining on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company and of the group at 30 June 2003 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards, and in the manner required by the Companies Act 61 of 1973 of South Africa, as amended.

KPMG Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg
19 August 2003

The directors have pleasure in presenting the annual financial statements for Kumba Resources Limited (Kumba) and the group for the year ended 30 June 2003.

NATURE OF BUSINESS
Kumba, incorporated in South Africa, is a mining group of companies focusing on extracting and processing a range of minerals and metals including iron ore, coal, heavy minerals, base metals and selected industrial minerals.

REGISTRATION DETAILS
Kumba is a listed company on the JSE Securities Exchange SA in the resource sector. The company registration number is 2000/011076/06. The registered office is Roger Dyason Road, Pretoria West, Pretoria, 0002, Republic of South Africa.

ACTIVITIES AND FINANCIAL RESULTS
Detailed reports on the activities and performance of the group and the various business operations are provided in the business operations review.

PROPERTY, PLANT AND EQUIPMENT
Capital expenditure for the year amounted to R1 386 million (2002: R1 085 million).

SHAREHOLDERS' RESOLUTIONS
At the second annual general meeting of shareholders, held on 18 November 2002, the following resolutions were passed:
- placing of unissued shares under the control of the directors subject to the conditions set out in note 16;
- granting of authority to directors to issue the unissued shares for cash; and
- granting of general authority to the company and its subsidiaries from time to time, being authorised thereto by their respective articles, to acquire in terms of sections 85 and 89 of the Companies Act and the listing requirements of the JSE Securities Exchange SA, shares issued by the company.

The group or its subsidiaries have passed no other special or ordinary shareholders' resolutions of material interest or of a substantive nature.

SHARE CAPITAL
The group did not issue any shares during the year.

SHAREHOLDERS
An analysis of shareholders and shareholding is provided in the shareholders' analysis.

DIVIDEND
Dividend number 2 of 60 cents per share has been declared in South African currency in respect of the year ended 30 June 2003. The dividend will be paid on Monday, 29 September 2003 to shareholders recorded in the books of the company at the close of business on 26 September 2003. To comply with the requirements of STRATE the last day to trade cum dividend is Thursday, 18 September 2003. The shares will commence trading ex dividend on Friday, 19 September 2003 and the record date is Friday, 26 September 2003.

No shares may be dematerialised or rematerialised between Friday, 19 September 2003 and Friday, 26 September 2003, both days inclusive.

INVESTMENTS AND SUBSIDIARIES
The financial information in respect of investments, and interests in subsidiaries of the company, is disclosed in annexures 2 and 3 to the financial statements.

During the year Kumba acquired the following investments:
- Ticor Limited (Ticor) (titanium dioxide company listed in Australia)
  Kumba increased its shareholding in Ticor to 50,12% thereby acquiring a controlling interest. Ticor has been consolidated effective from 1 April 2003. During June 2003 the group further increased its interest in Ticor to 51,38% by acquiring an additional 1,26%.
- Magnetic Minerals Limited (acquisition and exploration of mineral tenements prospectives)
  On 1 April 2003 Ticor acquired a controlling interest in Magnetic Minerals Limited resulting in the consolidation thereof from such date.
- ZnERGY (Proprietary) Limited (project for the production of zinc-air fuel cells)
  On 30 November 2002 the group acquired an additional 8,5% of the issued share capital of ZnERGY (Pty) Ltd. A further acquisition of 30% was made on 1 April 2003 bringing the interest of the group at 30 June 2003 to 85%.

Kumba announced on 28 July 2003 that it has disposed of its stake in Australian nickel miner Mincor Resources NL on 25 July 2003. The shares were sold for R103 million (AUD21 million) to a range of Australian and overseas financial institutions. The profit on the disposal will be reflected in the 2004 financial year. (Refer to annexure 2 for carrying amount at 30 June 2003.)

DIRECTORATE AND SHAREHOLDINGS
The names of the directors in office at the date of this report are provided in the annual report.

During the current financial year, the following retirement and appointment took place:

Mr HJ Smith	Retired	1 November 2002
Ms MLD Marole	Appointed chairman	1 November 2002

At the forthcoming annual general meeting, Ms MLD Marole, Messrs GS Gouws, AJ Morgan, BE Davison and Prof NS Segal will retire by rotation and, being eligible, will offer themselves for re-election.

INDEPENDENT AUDITORS
The auditors of the company, KPMG Inc, will continue in office in accordance with section 270(2) of the Companies Act, 1973, of South Africa.

Directors' remuneration

This report on remuneration and related matters covers issues which are the concern of the board as a whole in addition to those which were dealt with by the human resources and remuneration committee.

REMUNERATION POLICY

The human resources and remuneration committee have a clearly defined mandate from the board aimed at:

- ensuring that the company's chairman, directors and senior executives are fairly rewarded for their individual contributions to the company's overall performance; and
- ensuring that the company's remuneration strategies and packages, including the remuneration schemes, are related to performance, are suitably competitive and give due regard to the interests of the shareholders and the financial and commercial health of the company.

The human resource and remuneration committee considers and submits recommendations to the Kumba board concerning the fees to be paid to each non-executive director. Any changes to the fees will be approved by the board and submitted to the shareholders in a general meeting for approval prior to implementation and payment. The level of fees will among others be determined according to the median remuneration paid by comparable companies.

DIRECTORS' SERVICE CONTRACTS

Service contracts of executive directors are subject to one calendar month's notice. In terms of a retention arrangement implemented by the company, executive directors may become entitled to a severance package of one year's remuneration if their services are terminated before 1 July 2004. There are no restraints of trade associated with the contracts. Non-executive directors are not bound by service contracts.

SUMMARY OF REMUNERATION

	Basic salary	Fees for services	Performance bonus[1]	Gain share incentive[1]	Benefit and allowances[2]	Pension fund contributions	Medical fund contributions	Gains on share scheme[3]	Other	Total
FOR THE YEAR ENDED 30 JUNE 2003										
Executive directors										
Dr CJ Fauconnier	**1 801 817**		**193 894**		**524 914**		**10 296**		**10 450**	**2 541 371**
MJ Kilbride	**1 080 404**		**125 117**		**421 005**	**123 356**	**10 296**		**7 145**	**1 767 323**
CF Meintjes	**1 026 742**		**111 393**		**309 971**	**110 027**	**10 296**	**121 344**	**6 887**	**1 696 660**
DJ van Staden	**1 044 872**		**115 120**		**336 563**	**114 377**	**10 296**		**6 633**	**1 627 861**
RG Wadley	**1 034 908**		**119 658**		**400 984**	**119 179**			**6 947**	**1 681 676**
										9 314 891
Less gains on share scheme										**(121 344)**
Total remuneration paid by Kumba										**9 193 547**
Non-executive directors										
TL de Beer		**167 000**			**3 766**					**170 766**
JJ Geldenhuys		**167 000**			**2 518**					**169 518**
GS Gouws[4]		**60 518**			**6 305**					**66 823**
Dr D Konar		**135 500**			**1 872**					**137 372**
MLD Marole (Chairman)		**144 833**			**2 256**					**147 089**
AJ Morgan		**104 000**			**546**					**104 546**
SA Nkosi		**72 500**			**1 695**					**74 194**
Prof NS Segal		**101 750**								**101 750**
F Titi[4]		**83 373**			**3 776**					**87 149**
CML Savage		**67 500**								**67 500**
										1 126 707
FOR THE YEAR ENDED 30 JUNE 2002										
Executive directors										
Dr CJ Fauconnier	1 542 955		174 700	592 891	554 289		8 760	6 705 967	651	9 580 213
MJ Kilbride	942 207		113 354	384 697	418 589	109 928	8 760	1 166 278	651	3 144 464
CF Meintjes	901 162		101 416	344 182	316 318	98 238	8 760	1 921 031	651	3 691 758
DJ van Staden	907 061		103 629	351 692	336 987	102 504	8 760	1 407 523	651	3 218 807
RG Wadley	916 963		106 898	362 787	366 329	106 355		765 027	651	2 625 010
										22 260 252
Less gains on share scheme										(11 965 826)
Total remuneration paid by Kumba										10 294 426

SUMMARY OF REMUNERATION (continued)

	Basic salary	Fees for services	Performance bonus[1]	Gain share incentive[1]	Benefit and allowances[2]	Pension fund contributions	Medical fund contributions	Gains on share scheme[3]	Other	Total
Non-executive directors										
HJ Smith (Chairman)		90 000								90 000
TL de Beer		152 750								152 750
CT Fenton		65 250								65 250
JJ Geldenhuys		152 750								152 750
GS Gouws[4]		57 901								57 901
Dr D Konar		123 500								123 500
MLD Marole		94 250								94 250
AJ Morgan		94 250								94 250
SA Nkosi		60 000								60 000
Prof NS Segal		92 000								92 000
F Titi[4]		20 000								20 000
CML Savage		5 000								5 000
										1 007 651

1. The performance bonus and gain share incentive schemes were approved by the board. These incentives apply to all employees throughout the group.
2. Includes travel and entertainment allowances.
3. As set out on pages 90 and 91.
4. Fees paid to their respective employers and not to them as individuals.

Pensions paid or receivable by executive directors are paid or received under contributory pension schemes.

DIRECTORS' INTEREST IN KUMBA SHARES

	Beneficial		Non-beneficial	
	Direct	Indirect	Direct	Indirect
AS AT 30 JUNE 2003				
Executive directors				
Dr CJ Fauconnier	**96 870**	**103 750**		
MJ Kilbride	**28 990**			
CF Meintjes				
DJ van Staden	**18 490**			
RG Wadley	**47 870**			
Non-executive directors				
MLD Marole (Chairman)				
TL de Beer				
JJ Geldenhuys				
GS Gouws				
Dr D Konar				
AJ Morgan				
SA Nkosi				
Prof NS Segal				
F Titi		**843 799**		
CML Savage				
AS AT 30 JUNE 2002				
Executive directors				
Dr CJ Fauconnier	15 000			
MJ Kilbride	28 990			
CF Meintjes				
DJ van Staden	18 623			
RG Wadley	47 870			
Non-executive directors				
HJ Smith (Chairman)				
TL de Beer				
CT Fenton				
JJ Geldenhuys				
GS Gouws				
Dr D Konar				
MLD Marole				
AJ Morgan				
SA Nkosi				
Prof NS Segal				
F Titi		843 799		
CML Savage				

There has been no change to the interest of directors in share capital since the year-end.
On 30 June 2003 no director had direct or indirect interests of more than 1% in the share capital of the company.

Directors' share options and restricted share awards

The following options and rights in shares in the company were outstanding in favour of directors of the company under the company's share option schemes:

MANAGEMENT SHARE OPTION SCHEME

	Options held at year-end	Exercise price R	Exercisable period	Proceeds if exercisable at 30 June 2003 R	Pre-tax gain/(loss) if exercisable at 30 June 2003 R*
FOR THE YEAR ENDED 30 JUNE 2003					
Executive directors					
Dr CJ Fauconnier	307 520	28,05	2008/12/03	9 256 352	630 416
	65 440	35,00	2009/11/01	1 969 744	(320 656)
Total	372 960			11 226 096	309 760
MJ Kilbride	59 720	18,74	2010/07/25	1 797 572	678 419
	216 160	28,05	2008/12/03	6 506 416	443 128
	40 710	35,00	2009/11/01	1 225 371	(199 479)
Total	316 590			9 529 359	922 068
CF Meintjes	25 610	18,50	2009/01/04	770 861	297 076
	41 470	18,74	2010/07/25	1 248 247	471 099
	193 760	28,05	2008/12/03	5 832 176	397 208
	35 220	35,00	2009/11/01	1 060 122	(172 578)
Total	296 060			8 911 406	992 805
DJ van Staden	46 340	18,74	2010/07/25	1 394 834	526 422
	201 920	28,05	2008/12/03	6 077 792	413 936
	35 630	35,00	2009/11/01	1 072 463	(174 587)
Total	283 890			8 545 089	765 771
RG Wadley	209 280	28,05	2008/12/03	6 299 328	429 024
	39 020	35,00	2009/11/01	1 174 502	(191 198)
Total	248 300			7 473 830	237 826

** It is presumed that directors will not exercise options that result in a pre-tax loss.*
No options were exercised during the year ended 30 June 2003.

MANAGEMENT DEFERRED PURCHASE SHARE SCHEME – KUMBA SHARES

	Options held at year-end	Exercise price R	Exercisable period	Proceeds if exercisable at 30 June 2003 R	Pre-tax gain/(loss) if exercisable at 30 June 2003 R	Options exercised during the year	Exercise price R	Sale price/ market price R	Pre-tax gain R	Date exercised
FOR THE YEAR ENDED 30 JUNE 2003										
Executive directors										
Dr CJ Fauconnier										
MJ Kilbride	16 780	11,75	2007/11/04	505 078	307 913					
CF Meintjes	5 120	18,50	2009/01/04	154 112	59 392	10 240	18,50	30,35	121 344	2003/05/27
DJ van Staden	51 510	10,00	2007/03/23	1 550 451	1 035 351					
	37 030	11,75	2007/11/04	1 114 603	679 501					
Total	88 540			2 665 054	1 714 852					
RG Wadley	61 890	8,42	2008/03/01	1 862 889	1 341 775					

MANAGEMENT SHARE OPTION SCHEME

	Options held at year-end	Exercise price R	Exercisable period	Proceeds if exercisable at 30 June 2002 R	Pre-tax gain/(loss) if exercisable at 30 June 2002 R
FOR THE YEAR ENDED 30 JUNE 2002					
Executive directors					
Dr CJ Fauconnier	307 520	28,05	2008/12/03	14 514 944	5 889 008
MJ Kilbride	59 720	18,74	2010/07/25	2 818 784	1 699 631
	216 160	28,05	2008/12/03	10 202 752	4 139 464
Total	**275 880**			**13 021 536**	**5 839 095**
CF Meintjes	25 610	18,50	2009/01/04	1 208 792	735 007
	41 470	18,74	2010/07/25	1 957 384	1 180 236
	193 760	28,05	2008/12/03	9 145 472	3 710 504
Total	**260 840**			**12 311 648**	**5 625 747**
DJ van Staden	46 340	18,74	2010/07/25	2 187 248	1 318 836
	201 920	28,05	2008/12/03	9 530 624	3 866 768
Total	**248 260**			**11 717 872**	**5 185 604**
RG Wadley	209 280	28,05	2008/12/03	9 878 016	4 007 712

** No options were exercised during the year ended 30 June 2002.*

MANAGEMENT DEFERRED PURCHASE SHARE SCHEME – KUMBA SHARES

	Options held at year-end	Exercise price R	Exercisable period	Proceeds if exercisable at 30 June 2002 R	Pre-tax gain/(loss) if exercisable at 30 June 2002 R	Options exercised during the year	Exercise price R	Sale price/ market price R	Pre-tax gain R	Date exercised
FOR THE YEAR ENDED 30 JUNE 2002										
Executive directors										
Dr CJ Fauconnier	65 620	11,75	2007/11/04	3 097 264	2 326 229	93 740	10,00	29,00	1 781 060	2001/12/05
	120 000	10,00	2007/03/23	5 664 000	4 464 000	26 260	10,00	28,97	498 152	2001/12/05
						43 740	11,75	28,97	753 203	2001/12/05
						4 300	10,00	48,50	208 550	2002/05/24
						15 000	10,00	48,60	729 000	2002/05/24
						5 700	10,00	48,70	277 590	2002/05/24
						10 000	10,00	50,75	507 500	2002/05/28
						10 000	10,00	51,00	510 000	2002/05/28
Total	**185 620**			**8 761 264**	**6 790 229**				**5 265 055**	
MJ Kilbride	16 780	11,75	2007/11/04	792 016	594 851					
CF Meintjes	15 360	18,50	2009/01/04	724 992	440 832	10 240	18,50	51,00	332 800	2002/06/05
DJ van Staden	51 510	10,00	2007/03/23	2 431 272	1 916 172					
	37 030	11,75	2007/11/04	1 747 816	1 312 714					
Total	**88 540**			**4 179 088**	**3 228 886**					
RG Wadley	61 890	8,42	2008/03/01	2 921 208	2 400 094					

Income statements

FOR THE YEAR ENDED 30 JUNE 2003

		GROUP		COMPANY	
	Notes	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm
REVENUE		**7 469**	7 182	**8**	
Operating expenses	2	**(6 257)**	(5 499)	**91**	(18)
NET OPERATING PROFIT/(LOSS)		**1 212**	1 683	**99**	(18)
Net financing costs	3	**(244)**	(242)	**(182)**	(213)
Income from investments	4			**529**	196
Income from equity accounted investments	11	**2**	83		
Impairment charges	5	**(2)**	(101)		
Goodwill amortisation	10	**(21)**	26		
PROFIT/(LOSS) BEFORE TAXATION		**947**	1 449	**446**	(35)
Taxation	6	**(229)**	(465)	**(29)**	8
PROFIT/(LOSS) FROM ORDINARY ACTIVITIES		**718**	984	**417**	(27)
Minority interest			(8)		
NET PROFIT/(LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS		**718**	976	**417**	(27)
RECONCILIATION OF HEADLINE EARNINGS					
Net profit attributable to ordinary shareholders		**718**	976		
Adjusted for:					
– impairment charges	5	**2**	101		
– share of associates goodwill amortisation	11	**38**	40		
– goodwill amortisation	10	**21**	(26)		
– share of associates exceptional items	11	**7**	12		
– net deficit on disposal or scrapping of property, plant and equipment		**(3)**	4		
Taxation effect of adjustments		**1**	(9)		
HEADLINE EARNINGS		**784**	1 098		
HEADLINE EARNINGS PER SHARE (CENTS)	7				
– basic		**264,0**	385,3		
– diluted		**262,2**	376,0		
ATTRIBUTABLE EARNINGS PER SHARE (CENTS)	7				
– basic		**241,8**	342,5		
– diluted		**240,1**	334,2		
Dividend paid per share (cents)		**85,0**			

	Notes	GROUP 2003 Rm	GROUP 2002 Rm	COMPANY 2003 Rm	COMPANY 2002 Rm
ASSETS					
Non-current assets					
Property, plant and equipment	8	**8 205**	5 710	**38**	39
Intangible assets	9	**98**			
Goodwill	10	**(80)**	23		
Investments in associates and joint ventures	11	**118**	1 184	**93**	59
Investments in subsidiaries	12			**4 158**	3 732
Deferred taxation	20	**485**	423	**31**	12
Financial assets	13	**272**	212	**32**	29
Total non-current assets		**9 098**	7 552	**4 352**	3 871
Current assets					
Inventories	14	**1 369**	955		
Trade and other receivables	15	**1 355**	1 022	**78**	163
Cash and cash equivalents		**964**	679	**156**	341
Total current assets		**3 688**	2 656	**234**	504
Total assets		**12 786**	10 208	**4 586**	4 375
EQUITY AND LIABILITIES					
Capital and reserves					
Share capital	16	**2 680**	2 680	**2 680**	2 680
Non-distributable reserves		**230**	703	**113**	131
Retained income/(loss)		**2 011**	1 433	**151**	(21)
Ordinary shareholders' equity		**4 921**	4 816	**2 944**	2 790
Minority interest		**1 191**	487		
Total shareholders' interest		**6 112**	5 303	**2 944**	2 790
Non-current liabilities					
Interest-bearing borrowings	17	**2 801**	882	**1 032**	474
Other long-term payables	18	**388**	178		
Non-current provisions	19	**501**	389	**30**	25
Deferred taxation	20	**1 384**	1 204	**11**	1
Total non-current liabilities		**5 074**	2 653	**1 073**	500
Current liabilities					
Trade and other payables	21	**941**	1 050	**120**	235
Interest-bearing borrowings	17	**537**	940	**446**	853
Taxation		**94**	223	**3**	(3)
Current provisions	19	**28**	39		
Total current liabilities		**1 600**	2 252	**569**	1 085
Total equity and liabilities		**12 786**	10 208	**4 586**	4 375
Net debt		**2 374**	1 143	**1 322**	986

Cash flow statements
FOR THE YEAR ENDED 30 JUNE 2003

	Notes	GROUP 2003 Rm	GROUP 2002 Rm	COMPANY 2003 Rm	COMPANY 2002 Rm
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash retained from operations	22.1	**1 567**	2 522	**(68)**	67
Income from equity accounted investments	22.2	**49**	47		
Income from investments				**529**	196
Net financing costs	22.3	**(240)**	(236)	**(182)**	(212)
Dividends paid	22.4	**(286)**		**(252)**	
Normal taxation paid	22.5	**(310)**	(149)	**(32)**	
		780	2 184	**(5)**	51
CASH FLOWS FROM INVESTING ACTIVITIES					
Investment to maintain operations	22.6	**(264)**	(303)	**(14)**	(6)
Investment to expand operations	22.7	**(1 122)**	(782)		
Proceeds from disposal of property, plant and equipment		**44**	25	**6**	
Investment in other non-current assets	22.8	**(36)**	(50)	**(108)**	409
Increase in cash resources on acquisition of a controlling interest in subsidiaries	23	**366**			
Acquisition of joint ventures and associates		**(34)**			
Foreign currency translations	22.9	**28**	(9)	**(37)**	98
		(1 018)	(1 119)	**(153)**	501
NET CASH (OUTFLOW)/INFLOW		**(238)**	1 065	**(158)**	552
CASH FLOWS FROM FINANCING ACTIVITIES					
Non-current interest-bearing borrowings raised		**2 094**	406	**379**	(99)
Non-current interest-bearing borrowings repaid		**(1 241)**	(359)		
Current interest-bearing borrowings repaid		**(425)**	(706)	**(406)**	(278)
Proceeds from issuance of share capital			349		349
Increase in loans from minority shareholders		**95**			
		523	(310)	**(27)**	(28)
NET INCREASE IN CASH AND CASH EQUIVALENTS		**285**	755	**(185)**	524
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		**679**	(76)	**341**	(183)
CASH AND CASH EQUIVALENTS AT END OF YEAR		**964**	679	**156**	341
CALCULATION OF MOVEMENT IN NET DEBT					
Net cash (outflow)/inflow		**(238)**	1 065		
Add:					
– shares issued			393		
– unbundling costs			(44)		
– cash flows included above relating to non-interest-bearing debt		**2**			
– loans from minority shareholders		**95**			
– increase in net debt on acquisition of a controlling interest in subsidiaries	23	**(891)**			
– non-cash flow movement in net debt applicable to special purpose entities		**(18)**			
– non-cash flow movements in net debt applicable to currency translation differences of transactions denominated in foreign currency		**(11)**			
– non-cash flow movements in net debt applicable to currency translation differences of net debt items of foreign entities	22.9	**(170)**	(16)		
(INCREASE)/DECREASE IN NET DEBT		**(1 231)**	1 398		

Group statement of changes in equity

FOR THE YEAR ENDED 30 JUNE 2003

	Share capital Rm	Share premium Rm	NON-DISTRIBUTABLE RESERVES: Attributable reserves of equity accounted investments Rm	NON-DISTRIBUTABLE RESERVES: Foreign currency translation Rm	NON-DISTRIBUTABLE RESERVES: Financial instruments revaluation Rm	Insurance reserve Rm	Retained income Rm	Total Rm
OPENING BALANCE AS AT 1 JULY 2001								
Unbundling			271	363	15		751	1 400
Net (losses)/gains not recognised in income statement[2]			(220)	204	52		(276)	(240)
Currency translation differences			(115)	204			(276)	(187)
Financial instruments fair value movements recognised in equity[1]			(105)		52			(53)
Net profit[2]							976	976
Issue of share capital	3	2 721						2 724
Unbundling costs		(44)						(44)
Transfer of equity accounted earnings			16				(16)	
Transfer to insurance reserve						2	(2)	
BALANCE AT 30 JUNE 2002	**3**	**2 677**	**67**	**567**	**67**	**2**	**1 433**	**4 816**
Net (losses)/gains not recognised in income statement[2]			**(18)**	**(414)**	**(6)**		**77**	**(361)**
Currency translation differences			**(19)**	**(414)**			**1**	**(432)**
Financial instruments fair value movements recognised in equity[1]								
– recognised in current year income					**(42)**			**(42)**
– recognised in equity					**57**			**57**
– fair value adjustment			**77**		**(21)**			**56**
Realised in associate and joint venture			**(76)**				**76**	
Net profit[2]							**718**	**718**
Dividend paid[3]							**(252)**	**(252)**
Transfer of equity accounted earnings			**(38)**				**38**	
Transfer to insurance reserve						**3**	**(3)**	
BALANCE AT 30 JUNE 2003	**3**	**2 677**	**11**	**153**	**61**	**5**	**2 011**	**4 921**
Dividends declared after balance sheet date (including STC)[4]							**(200)**	**(200)**
EFFECT OF DIVIDENDS DECLARED AFTER BALANCE SHEET DATE ON EQUITY	**3**	**2 677**	**11**	**153**	**61**	**5**	**1 811**	**4 721**

1. Attributable reserves of equity accounted investments includes share of associates' debt hedging reserve R nil million (2002: R105 million).

2. Total recognised gains and losses R357 million (2002: R736 million).

3. The group paid a dividend of R252 million during September 2002, the STC applicable was R32 million.

4. Dividend declared after balance sheet date amounts to 60 cents per share. STC at 12,5% is payable on all distributions to shareholders.

Company statement of changes in equity

FOR THE YEAR ENDED 30 JUNE 2003

	Share capital Rm	Share premium Rm	NON-DISTRIBUTABLE RESERVES: Foreign currency translation Rm	NON-DISTRIBUTABLE RESERVES: Financial instruments revaluation Rm	Retained income Rm	Total Rm
OPENING BALANCE AS AT 1 JULY 2001						
Unbundling			9		6	15
Net gains not recognised in income statement[1]			122			122
Currency translation differences			122			122
Net loss[1]					(27)	(27)
Issue of share capital	3	2 721				2 724
Unbundling costs		(44)				(44)
BALANCE AT 30 JUNE 2002	**3**	**2 677**	**131**		**(21)**	**2 790**
Net (losses)/gains not recognised in income statement[1]			(11)	(7)	7	(11)
Currency translation differences			(11)			(11)
Financial instruments fair value movements recognised in equity				(7)		(7)
Realised in joint venture					7	7
Net profit[1]					417	417
Dividend paid[2]					(252)	(252)
BALANCE AT 30 JUNE 2003	**3**	**2 677**	**120**	**(7)**	**151**	**2 944**
Investment income – dividend declared by subsidiaries after balance sheet date					200	200
Dividends declared after balance sheet date (including STC)[3]					(200)	(200)
EFFECT OF DIVIDENDS DECLARED AFTER BALANCE SHEET DATE ON EQUITY	**3**	**2 677**	**120**	**(7)**	**151**	**2 944**

1. Total recognised gains and losses R406 million (2002: R95 million).

2. The group paid a dividend of R252 million during September 2002, the STC applicable was R32 million.

3. Dividend per share amounts to 60 cents. STC at 12,5% is payable on all distributions to shareholders.

1. ACCOUNTING POLICIES

PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies of the group and the disclosures made in the annual financial statements conform with South African Statements of Generally Accepted Accounting Practice and comply with International Accounting Standards effective for the group's financial year. The financial statements are prepared on the historical cost basis modified by the restatement of financial instruments to fair value.

Where comparative financial information is reported, the accounting policies have been applied consistently for all periods.

BASIS OF CONSOLIDATION

The group annual financial statements present the consolidated financial position and changes therein, operating results and cash flow information of the company and its subsidiaries. Subsidiaries are those entities in which the group has an interest of more than one half of the voting rights or the power to exercise control so as to obtain benefits from their activities.

The results of subsidiaries are included for the duration in which the group exercises control over the subsidiary. All inter-company transactions and resulting profits and losses between the group companies are eliminated on consolidation. Where necessary, accounting policies for subsidiaries are changed to ensure consistency with the policies adopted by the group. If it is not practical to change the policies, the appropriate adjustments are made on consolidation to ensure consistency with the group.

The company carries its investments in subsidiaries at cost less accumulated impairment losses.

The results of special purpose entities that in substance are controlled by the group, are consolidated.

GOODWILL

Goodwill is reflected at cost less accumulated amortisation and accumulated impairment losses, if any. It represents the excess of the cost of an acquisition over the fair value of the group's share of the identifiable net assets of that entity at the date of acquisition.

Goodwill is amortised using the straight-line method over its estimated useful life, which is assessed on an annual basis, not exceeding a period of 20 years.

Negative goodwill

Negative goodwill arising on an acquisition represents the excess of the fair value of the net identifiable assets acquired over the cost of acquisition. To the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the income statement when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired is recognised in the income statement over the weighted average useful life of the acquired depreciable/amortisable assets. Negative goodwill in excess of the fair values of non-monetary assets acquired is recognised immediately in the income statement.

The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to that entity.

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

An associate is an entity over which the group has the ability to exercise significant influence, but which it does not control.

A joint venture is an entity jointly controlled by the group and one or more other venturers in terms of a contractual arrangement. It may involve a corporation, partnership or other entity in which the group has an interest.

Investments in associates and joint ventures are accounted for in the group financial statements using the equity method for the duration in which the group has the ability to exercise significant influence or joint control. Equity accounted income represents the group's proportionate share of profits of these entities and the share of taxation thereon. The retained earnings net of any dividends are transferred to a non-distributable reserve. All unrealised profits and losses are eliminated.

Where necessary, the results of associates and joint ventures are restated to ensure consistency with group policies.

The group's interest in associates and joint ventures is carried in the balance sheet at an amount that reflects its share of the net assets and the unamortised portion of goodwill on acquisition. Goodwill on the acquisition of associates and joint ventures is treated in accordance with the group's accounting policy for goodwill. Carrying amounts of investments in associates and joint ventures are reduced to their recoverable amount where this is lower than their carrying amount.

Where the group's share of losses of an associate or joint venture exceeds the carrying amount of the associate or joint venture, the associate or joint venture is carried at nil. Additional losses are only recognised to the extent that the group has incurred obligations in respect of the associate or joint venture.

PROPERTY, PLANT AND EQUIPMENT

Land and extensions under construction are stated at cost and are not depreciated. Buildings, including certain non-mining residential buildings and all other items of property, plant and equipment are reflected at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is charged on a systematic basis over the estimated useful lives of the assets after taking into account the estimated residual value of the assets. Useful life is either the period of time over which the asset is expected to be used or the number of production or similar units expected to be obtained from the asset.

Moulds and refractory furnace relines are depreciated based on the usage thereof.

The estimated maximum useful lives of items of property, plant and equipment are:

Buildings and infrastructure (including residential buildings)	25 years
Fixed plant and equipment	25 years
Mobile equipment, built-in process computers, underground mining equipment and reconditionable spares	15 years
Loose tools and computer equipment	5 years
Development costs	5 years
Refractory reline	8 years
Site preparation, mining development and exploration	20 years
Mineral properties	25 years

Maintenance and repairs which neither materially add to the value of assets nor appreciably prolong their useful lives are charged against income.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of property, plant and equipment.

Directly attributable expenses relating to mining and other major capital projects, site preparations and exploration are capitalised until the asset is brought to a working condition for its intended use. These costs include dismantling and site restoration costs to the extent these are recognised as a provision.

Financing costs directly associated with the construction or acquisition of qualifying assets are capitalised at interest rates relating to loans specifically raised for that purpose, or at the average borrowing rate where the general pool of group borrowings was utilised. Capitalisation of borrowing costs ceases when the asset is substantially complete.

Directly attributable costs associated with the acquisition, development and installation of certain software are capitalised. Such assets are depreciated using the amortisation methods and periods applicable to computer equipment.

Surpluses and deficits on the disposal of property, plant and equipment are taken to income.

LEASED ASSETS

Leases involving plant and equipment whereby the lessor provides finance to the group with the asset as security and where the group assumes substantially all the benefits and risks of ownership are classified as finance leases. Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at inception of the lease and depreciated over the useful life of the asset. The capital element of future obligations under the leases is included as a liability in the balance sheet. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance charge is charged against income over the lease period using the effective interest rate method.

For a sale and leaseback transaction that results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and recognised on a straight-line basis over the period of the lease.

Leases of assets to the group under which all the risks and benefits of ownership are effectively retained by the lessor, are classified as operating leases. Payments made under operating leases are charged against income on a straight-line basis over the period of the lease.

INTANGIBLE ASSETS

An intangible asset is recognised at cost if it is probable that future economic benefits will flow to the enterprise. Amortisation is charged on a systematic basis over the estimated useful lives of the intangible assets.

The estimated maximum useful lives of intangible assets are:

Patents, licence and franchise	20 years

Subsequent expenditure on capitalised intangible assets is capitalised only if it increases the future benefits embodied in the specific asset to which it relates.

RESEARCH, DEVELOPMENT AND EXPLORATION COSTS

Research, development and exploration costs are charged against income until they result in projects that are evaluated as being technically or commercially feasible, the group has sufficient resources to complete development and can demonstrate how the asset will generate future economic benefits, in which event these costs are capitalised and amortised on the straight-line basis over the estimated useful life of the project/asset.

IMPAIRMENT OF ASSETS

The carrying amounts of assets mentioned in the accounting policy notes are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated as the higher of net selling price and value in use.

In assessing value in use, the expected future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount exceeds the recoverable amount.

For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised whenever the carrying amount of the cash-generating unit exceeds its recoverable amount.

A previously recognised impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in prior years. For goodwill a recognised impairment loss is not reversed, unless the impairment loss was caused by a specific external event of an exceptional nature that is not expected to recur and the increase relates clearly to the reversal of the effect of that specific event.

FINANCIAL INSTRUMENTS

Measurement

Financial instruments are initially measured at cost, which includes transaction costs. Subsequent to initial recognition these instruments are measured as set out below.

Investments

Marketable securities are carried at market value, which is calculated by reference to Securities Exchange quoted selling prices at the close of business on the balance sheet date. Other investments are shown at fair value. Gains and losses are recognised in income.

Trade and other receivables

Trade and other receivables originated by the group are stated at cost less provision for doubtful debts.

Cash and cash equivalents

Cash and cash equivalents are measured at fair value.

Financial liabilities

Financial liabilities are recognised at amortised cost, namely original debt less principal payments and amortisations, except for derivatives which are measured at fair value.

Derivative instruments
Derivative instruments are measured at fair value.

Gains and losses on subsequent measurement
Gains and losses on subsequent measurement are recognised as follows:

- gains and losses arising from a change in the fair value of financial instruments that are not part of a hedging relationship are included in net profit or loss for the period in which it arises.
- gains and losses from measuring fair value hedging instruments, including fair value hedges for foreign currency denominated transactions, are recognised immediately in net profit or loss.
- effective portion of gains and losses from remeasuring cash flow hedging instruments, including cash flow hedges for forecast foreign currency denominated transactions and for interest rate swaps, are initially recognised directly in equity. Should the hedged firm commitment or forecast transaction result in the recognition of an asset or a liability, then the cumulative amount recognised in equity is adjusted against the initial measurement of the asset or liability. For other cash flow hedges, the cumulative amount recognised in equity is included in net profit or loss in the period when the commitment or forecast transaction affects profit or loss.
- when a hedging instrument or hedge relationship is terminated but the hedged transaction still is expected to occur, the cumulative unrealised gains or losses at that point remains in equity and are recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

Offset
Where a legally enforceable right of offset exists for recognised financial assets and financial liabilities, and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis, all related financial effects are offset.

INVENTORIES
Inventories are valued at the lower of cost, determined on a moving average basis, or net realisable value. The cost of finished goods and work-in-progress comprises raw materials, direct labour, other direct costs and fixed production overheads, but excludes interest charges. Fixed production overheads are allocated on the basis of normal capacity.

Writedowns
Writedowns to net realisable value and inventory losses are expensed in the period in which the writedowns or losses occur.

FOREIGN CURRENCIES
Transactions and balances
Transactions denominated in foreign currencies are translated at the rate of exchange ruling at the transaction date. Monetary items denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Gains or losses arising on translation are credited to or charged against income.

Foreign entities
The financial statements of foreign entities are translated into South African rand as follows:

- assets and liabilities at rates of exchange ruling at balance sheet date;
- income, expenditure and cash flow items at weighted average rates; and
- goodwill and fair value adjustments arising on acquisition at rates of exchange ruling at balance sheet date.

All resulting exchange differences are reflected as part of shareholders' equity. On disposal, such translation differences are recognised in the income statement as part of the cumulative gain or loss on disposal.

Foreign currency hedges
Foreign currency hedges are dealt with in the financial instruments accounting policy.

REVENUE RECOGNITION
Revenue, which excludes value added tax and sales between group companies, represents the gross value of goods invoiced. Export revenues are recorded according to the relevant sales terms, when the risks and rewards of ownership are transferred.

Revenue from the sale of goods is recognised when significant risks and rewards of ownership of the goods are transferred to the buyer.

Revenue arising from services and royalties is recognised on an accrual basis in accordance with the substance of the relevant agreements.

Revenue from the operation of bulk ships is recognised on a proportionate basis where voyages have not terminated at year end.

INTEREST AND DIVIDEND INCOME

Interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group.

Dividends are recognised when the right to receive payment is established.

PROVISIONS

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the effect of discounting to present value is material, provisions are adjusted to reflect the time value of money, and where appropriate, the risk specific to the liability.

ENVIRONMENT AND REHABILITATION

Provision is made on a progressive basis for environmental rehabilitation costs where either a legal or constructive obligation is recognised as a result of past events. Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

Expenditure on plant and equipment for pollution control is capitalised and depreciated over the useful lives of the assets while the cost of ongoing current programmes to prevent and control pollution and to rehabilitate the environment is charged against income as incurred.

Annual contributions are made to the group's Environmental Rehabilitation Trust Fund, created in accordance with statutory requirements, to provide for the funding of the estimated cost of pollution control and rehabilitation during, and at the end of, the life of mines.

DEFERRED TAXATION

Deferred taxation is provided using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes, except differences relating to goodwill not deductible for taxation purposes and the initial recognition of assets or liabilities which affect neither accounting nor taxable profit or loss.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised.

Deferred taxation is calculated using taxation rates that have been enacted at balance sheet date. The effect on deferred taxation of any changes in taxation rates is charged to the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

EMPLOYEE BENEFITS

Post-employment benefits

Retirement

The group provides defined benefit and defined contribution funds for the benefit of employees, the assets of which are held in separate funds. These funds are funded by payments from employees and the group, taking account of the recommendations of independent actuaries. The group's contribution to the defined contribution fund is charged to the income statement in the year to which it relates.

The defined benefit funds consist of pensioner members and an insignificant number of employee members and are closed to new entrants. The benefit costs and obligations are assessed using the projected unit credit method. Under this method, the cost of providing benefits is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who perform a statutory valuation of the plans every three years.

Interim valuations are also performed on an annual basis. Valuations are performed on a date which does not coincide with the balance sheet date. Consideration is given to any event that could impact the funds up to balance sheet date. The net surplus or deficit in the benefit obligation is the difference between the present value of the funded obligation and the fair value of plan assets. No actuarial surplus is recognised as the group's ability to access the future economic benefit is uncertain. Actuarial losses, if any, are recognised in income as and when they arise.

Medical

No contributions are made to the medical aid of retired employees.

Short and long-term benefits

The cost of all short-term employee benefits, such as salaries, bonuses, housing allowances, medical and other contributions, is recognised during the period in which the employee renders the related service.

The vesting portion of long-term benefits is recognised and provided for at balance sheet date, based on current salary rates.

Termination benefits

Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits.

The group recognises termination benefits when it has demonstrated its commitment to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. If the benefits fall due more than 12 months after balance sheet date, they are discounted to present value.

Equity compensation benefits

Senior management, including executive directors, have been granted share options. Grants are based on existing ordinary shares and can be purchased or the purchase can be deferred. The option or purchase price equals market price on the date preceding the date of the grant.

When the options are exercised they can either be:

- purchased and if vesting according to the rules of the scheme, recorded in share capital and share premium at the amount of the option price; or
- payment can be deferred resulting in no increase in share capital or share premium until paid for and vesting according to the rules of the scheme.

EXCEPTIONAL ITEMS

Exceptional items are material items which derive from events or transactions that fall within the ordinary activities of the group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence.

DIVIDEND

Dividends paid are recognised by the company when the shareholders' right to receive payment is established. These dividends are recorded and disclosed as dividends paid in the statement of changes in equity. Dividends proposed or declared subsequent to the year end are not recognised at the balance sheet date, but are disclosed in the statement of changes in equity to show the effect the dividend would have had on equity.

Taxation costs incurred on dividends are included in the taxation line in the income statement in the year in which they are declared.

DISCONTINUING OPERATIONS

Discontinuing operations are significant, distinguishable components of an enterprise that has been sold, abandoned or is the subject of formal plans for disposal or discontinuance.

The profit or loss on the sale or abandonment of a discontinuing operation is determined from the formalised discontinuance date.

SEGMENT REPORTING

The primary business segments are iron ore, coal, base metals, heavy minerals and industrial minerals.

On a secondary segment basis, significant geographic marketing regions have been identified.

The basis of segment reporting is representative of the internal structure used for management reporting.

CASH AND CASH EQUIVALENTS

For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held on call, and investments in money market instruments, net of bank overdrafts, all of which are available for use by the group unless otherwise stated.

COMPARATIVES

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

	GROUP		COMPANY	
	2003	2002	**2003**	2002
	Rm	Rm	**Rm**	Rm
2. OPERATING EXPENSES				
COST BY TYPE				
– raw materials and consumables	**1 224**	1 045	**57**	38
– staff costs				
– salaries and wages	**1 340**	1 380	**187**	242
– termination benefits	**1**	1	**1**	1
– pension and medical costs	**128**	83	**14**	
– general charges	**1 155**	819	**160**	199
– railage and transport	**1 237**	1 247	**1**	1
– repairs and maintenance	**768**	703	**20**	8
– energy	**237**	174	**4**	3
– depreciation on property, plant and equipment	**529**	454	**5**	7
– amortisation of intangible assets	**3**			
– movement in inventories	**(194)**	(282)		
– own work capitalised	**(154)**	(110)		
– cost recoveries			**(537)**	(478)
– sublease received	**(17)**	(15)	**(3)**	(3)
	6 257	5 499	**(91)**	18
COST BY FUNCTION				
– Costs of goods sold	**5 016**	4 286	**(88)**	21
– Selling and distribution costs	**1 258**	1 228		
– Sublease rent received	**(17)**	(15)	**(3)**	(3)
	6 257	5 499	**(91)**	18
The above costs are stated after including:				
Depreciation and amortisation				
– residential buildings	**6**	6		
– buildings and infrastructure	**60**	51	**1**	1
– machinery, plant and equipment	**376**	296	**4**	6
– site preparation, mining development exploration and rehabilitation	**51**	51		
– mineral properties	**30**	27		
– leased assets under finance leases	**5**	22		
– rehabilitation	**1**	1		
– amortisation of intangible assets	**3**			
Reconditionable spares usage	**8**	8		
Research and development costs	**4**	1		
Consultancy fees	**89**	64	**30**	32
Operating lease rentals expenses				
– property	**35**	26	**9**	13
– equipment	**41**	47	**19**	11
Operating sublease rentals received				
– property	**(17)**	(14)	**(3)**	
Contingent rentals received	**(2)**	(2)	**(2)**	

	GROUP		COMPANY	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
2. OPERATING EXPENSES (continued)				
Net (profit)/deficit on disposal or scrapping of property, plant and equipment	**(3)**	(4)	**5**	7
Auditors' remuneration				
– audit fees	**7**	4	**3**	1
– other services	**1**			
Net realised losses/(gains) on currency exchange differences	**193**	(164)	**35**	(60)
Net unrealised losses/(gains) on currency exchange differences	**92**	(5)	**13**	1
Net realised (gains)/losses on the revaluation of derivative instruments	**(144)**	51	**1**	(6)
Net unrealised gains on the revaluation of derivative instruments	**(19)**	(4)	**(11)**	(2)
Directors' emoluments (refer to the report of the directors)				
– executive directors				
– remuneration received as directors of the company	**9**	10	**9**	10
– non-executive directors				
– remuneration received as directors of the company	**1**	1	**1**	1

Note:

Pensions

Pensions paid or receivable by executive directors are paid or received under contributory pension schemes.

Operating lease arrangements – contingent rent received

The basis to determine contingent rent received is 25% of all extraordinary maintenance of the building.

	GROUP		COMPANY	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
3. NET FINANCING COSTS				
Interest expense and loan costs	**309**	309	**243**	260
Finance leases	**8**	3		
Interest income	**(77)**	(76)	**(61)**	(48)
Net interest expense	**240**	236	**182**	212
Interest adjustment on non-current provisions	**4**	6		1
	244	242	**182**	213
Financing costs of R32 million have been capitalised during the year (2002: R nil million).				
Financing costs capitalised relates to funds specifically borrowed for the purposes of obtaining a qualifying asset.				
4. INCOME FROM INVESTMENTS				
SUBSIDIARIES				
Unlisted shares				
– dividends			**354**	
– net interest received			**175**	196
			529	196
5. IMPAIRMENT CHARGES				
Impairment of shipping assets (refer note 8)		(80)		
Impairment of other assets		(1)		
Impairment of investment in associates		(2)		
Impairment of investment in joint ventures	**(2)**			
Impairment of other investments		(18)		
	(2)	(101)		
Taxation effect		7		
Net effect on attributable earnings	**(2)**	(94)		
The carrying amount of certain investments was greater than the market value thereof. This is considered to be of a permanent nature and was impaired.				

	GROUP		COMPANY	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
6. TAXATION				
CHARGE TO INCOME				
South African normal taxation				
– *current – current year*	**(140)**	(359)	**(6)**	3
– deferred – current year	**(29)**	(84)	**9**	5
Foreign normal taxation				
– current – current year	**(11)**	1		
– deferred – current year	**(5)**	16		
	(16)	17		
Share of associates' and joint ventures' taxation	**(10)**	(39)		
Secondary tax on companies	**(32)**		**(32)**	
Non-residents' share withholdings tax	**(2)**			
Total	**(229)**	(465)	**(29)**	8
RECONCILIATION OF TAXATION RATES	**%**	%	**%**	%
Taxation as a percentage of profit before taxation	**24,14**	32,10	**6,24**	21,70
Taxation effect of				
– assessed losses not created	**0,07**	(0,20)	**(0,01)**	
– capital profits/(losses)	**4,56**		**(2,35)**	
– disallowable expenditure	**(0,43)**	(2,80)	**(0,26)**	52,00
– environmental rehabilitation asset		(2,10)		6,50
– exempt income	**2,34**	4,00	**24,19**	(49,30)
– inventories – realisation of profits	**1,73**			
– learnership allowances	**0,23**			
– reversal of non-tax deductible provisions	**(0,03)**		**8,75**	
– share of associates' and joint ventures' differences	**(1,16)**	(1,00)		
– tax rate differences	**0,37**			
– temporary differences not provided for	**1,31**			
– other	**0,39**		**0,52**	(0,90)
– secondary tax on companies	**(3,33)**		**(7,08)**	
– withholding tax	**(0,19)**			
STANDARD TAX RATE	**30,00**	30,00	**30,00**	30,00
Effective tax rate excluding (loss)/income from equity accounted investments, impairment charge and share of taxation thereon	**23,10**	29,50		

	GROUP	
	2003	2002
7. EARNINGS PER SHARE		
Basic headline earnings per share is calculated by dividing the headline earnings by the weighted average number of ordinary shares in issue during the year.		
Headline earnings (R million)	**784**	1098
Weighted average number of ordinary shares in issue (million)	**297**	285
Headline earnings per share (cents)	**264,0**	385,3
For the diluted headline earnings per share the weighted average number of ordinary shares is adjusted to assume conversion of not yet released purchased shares and options under the management share scheme, net of shares held by the scheme for releasing purposes. Diluted headline earnings per share is calculated by dividing headline earnings by the adjusted weighted average number of shares in issue.		
Weighted average number of ordinary shares in issue (million)	**297**	285
Adjusted for options and net purchased shares in terms of the management share scheme (million)	**2**	7
Weighted average number for diluted headline earnings per share (million)	**299**	292
Diluted headline earnings per share (cents)	**262,2**	376,0
Basic attributable earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year.		
Net profit attributable to ordinary shareholders (R million)	**718**	976
Weighted average number of ordinary shares in issue (million)	**297**	285
Basic earnings per share (cents)	**241,8**	342,5
For the diluted attributable earnings per share the weighted average number of ordinary shares is adjusted as above		
Diluted earnings per share (cents)	**240,1**	334,2
For the current year, shares under option had an effect on the adjusted weighted average number of shares in issue as the average option price attached to the option shares was lower than the average market price.		

8. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings Rm	Mineral properties Rm	Residential land and buildings Rm	Buildings and infra-structure Rm	Machinery, plant and equipment Rm	Site preparation, mining development, exploration and rehabilitation Rm	Extensions under construction Rm	**Total 2003 Rm**
GROUP								
Gross carrying amount								
At beginning of year	107	685	126	1 029	4 662	676	975	**8 260**
Additions	21	6		165	660	37	497	**1 386**
Non-cash flow additions			1	3	24	24	103	**155**
Acquisition of subsidiary	20	357	3	187	1 427	311	44	**2 349**
Disposals	(9)	(3)	(10)	(3)	(65)	(4)		**(94)**
Exchange differences on translation	1	7		5	(80)	9		**(58)**
Other movements	1	4		223	515	18	(761)	
At end of year	141	1 056	120	1 609	7 143	1 071	858	**11 998**
Accumulated depreciation								
At beginning of year		27	73	296	1 785	288		**2 469**
Depreciation charges		30	6	60	381	52		**529**
Acquisition of subsidiary		66		65	556	98		**785**
Accumulated depreciation on disposals			(8)	(1)	(41)	(3)		**(53)**
Exchange differences on translation		2		2	(35)	3		**(28)**
At end of year		125	71	422	2 646	438		**3 702**
Impairment of assets								
At beginning of year					80	1		**81**
Impairment charges					10			**10**
					90	1		**91**
NET CARRYING AMOUNT AT END OF YEAR	141	931	49	1 187	4 407	632	858	**8 205**

	Land and buildings Rm	Mineral properties Rm	Residential land and buildings Rm	Buildings and infra-structure Rm	Machinery, plant and equipment Rm	Site preparation, mining development, explor-ation and rehabilitation Rm	Extensions under construction Rm	**Total 2003 Rm**
8. PROPERTY, PLANT AND EQUIPMENT (continued)								
COMPANY								
Gross carrying amount								
At beginning of year	6			13	46		5	**70**
Additions							14	**14**
Disposals	(6)				(9)			**(15)**
Other movements					4		(4)	
At end of year				13	41		15	**69**
Accumulated depreciation								
At beginning of year				5	26			**31**
Depreciation charges				1	4			**5**
Accumulated depreciation on disposals					(5)			**(5)**
At end of year				6	25			**31**
NET CARRYING AMOUNT AT END OF YEAR				7	16		15	**38**

Included above are fully depreciated assets with an original cost of R491 million (2002: R32 million) which are still in use.

	2003 Rm	2002 Rm
The net carrying amount of machinery, plant and equipment includes:		
Assets held under finance leases (refer note 17)		
– cost	**101**	98
– accumulated depreciation	**12**	6
	89	92

For details on property, plant and equipment pledged as security refer to annexure 1.

The replacement value of assets for insurance purposes amounts to R15,8 billion (2002: R8,2 billion).
A register of fixed property is available for inspection at the registered office of the company.

	Land and buildings Rm	Mineral properties Rm	Residential land and buildings Rm	Buildings and infra-structure Rm	Machinery, plant and equipment Rm	Site preparation, mining development, explor-ation and rehabilitation Rm	Extensions under construction Rm	Total 2002 Rm
8. PROPERTY, PLANT AND EQUIPMENT (continued)								
GROUP								
Gross carrying amount								
At beginning of year								
Unbundling	168	621	128	578	3 530	583	1 399	7 007
Additions	6		1	115	322	29	612	1 085
Non-cash flow additions			2	6	36	12	85	141
Disposals	(5)		(6)	(2)	(67)			(80)
Exchange differences on translation					95			95
Other movements	(62)	64	1	332	746	52	(1 121)	12
At end of year	107	685	126	1 029	4 662	676	975	8 260
Accumulated depreciation								
At beginning of year								
Unbundling			71	246	1 464	236		2 017
Depreciation charges		27	6	51	318	52		454
Accumulated depreciation on disposals			(4)	(1)	(46)			(51)
Exchange differences on translation					35			35
Other movements					14			14
At end of year		27	73	296	1 785	288		2 469
Impairment of assets								
At beginning of year								
Unbundling								
Impairment charges					80	1		81
At end of year					80	1		81
NET CARRYING AMOUNT AT END OF YEAR	107	658	53	733	2 797	387	975	5 710

	Land and buildings Rm	Mineral properties Rm	Residential land and buildings Rm	Buildings and infra-structure Rm	Machinery, plant and equipment Rm	Site preparation, mining development, explor-ation and rehabilitation Rm	Extensions under construction Rm	Total 2002 Rm
8. PROPERTY, PLANT AND EQUIPMENT (continued)								
COMPANY								
Gross carrying amount								
At beginning of year								
Unbundling	8			14	50		3	75
Additions					4		2	6
Disposals	(2)				(8)			(10)
Other movements				(1)				(1)
At end of year	6			13	46		5	70
Accumulated depreciation								
At beginning of year								
Unbundling				4	23			27
Depreciation charges				1	6			7
Accumulated depreciation on disposals					(3)			(3)
At end of year				5	26			31
NET CARRYING AMOUNT AT END OF YEAR	6			8	20		5	39

	GROUP		COMPANY	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
9. INTANGIBLE ASSETS				
PATENTS, LICENCES AND FRANCHISE				
GROSS CARRYING AMOUNT				
At beginning of year				
Acquisition of subsidiary	**117**			
At end of year	**117**			
ACCUMULATED AMORTISATION				
At beginning of year				
Acquisition of subsidiary	**16**			
Amortisation charge	**3**			
At end of year	**19**			
NET CARRYING AMOUNT AT END OF YEAR	**98**			
10. GOODWILL				
POSITIVE GOODWILL				
At beginning of year	**23**			
Unbundling		46		
Amortisation charge*	**(23)**	(23)		
At end of year		23		
Comprising:				
Cost	**243**	243		
Accumulated amortisation	**243**	220		
		23		
NEGATIVE GOODWILL				
At beginning of year				
Unbundling		(49)		
Additions	**(82)**			
Recognised in income*	**2**	49		
At end of year	**(80)**			
Comprising:				
Cost	**(131)**	(49)		
Accumulated amortisation	**51**	49		
	(80)			

The negative goodwill arising during 2003 results from the acquisition of Ticor Limited and is amortised over 12,7 years.

** Goodwill amortisation as disclosed per the income statement.*

	GROUP		COMPANY	
	2003	2002	**2003**	2002
	Rm	Rm	**Rm**	Rm
11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES				
ASSOCIATED COMPANIES				
– listed	**100**	1 152	**86**	51
– unlisted	**1**	3		1
	101	1 155	**86**	52
JOINT VENTURES (UNLISTED)				
– incorporated	**10**	19		
– unincorporated	**7**	10	**7**	7
	17	29	**7**	7
Total	**118**	1 184	**93**	59

Refer to annexure 2 for market and directors' valuations of investments.

	ASSOCIATED COMPANIES			JOINT VENTURES		
	Investments	Loans	Total	Investments	Loans	Total
	2003	2003	2003	2003	2003	2003
	Rm	Rm	Rm	Rm	Rm	Rm
GROUP						
At beginning of year	1 142	13	1 155	29		29
Additional interests acquired	44		44			
Acquisition of controlling interest in associate, now consolidated	(966)		(966)			
Movement in indebtedness to/from associated companies/repayments		28	28			
Disposals	(1)		(1)			
Net share of results						
– share of results before taxation as per income statement*	32		32	15		15
– share of exceptional items*	(7)		(7)			
– share of goodwill*	(38)		(38)			
– share of taxation (refer note 6)	(7)		(7)	(3)		(3)
Dividends paid	(33)		(33)	(16)		(16)
Exchange difference adjustments	(179)	(2)	(181)	(8)		(8)
Share of reserve movements in the year	77		77			
Impairment loss	(2)		(2)			
AT END OF YEAR (ANNEXURE 2)	62	39	101	17		17
COMPANY						
At beginning of year	51	1	52	7		7
Movement in indebtedness to/from associated companies/repayments		34	34			
AT END OF YEAR (ANNEXURE 2)	51	35	86	7		7

	ASSOCIATED COMPANIES			JOINT VENTURES		
	Investments 2002 Rm	Loans 2002 Rm	Total 2002 Rm	Investments 2002 Rm	Loans 2002 Rm	Total 2002 Rm
11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)						
GROUP						
At beginning of year						
Unbundling	857	12	869	6		6
Additional interests acquired	94		94	7		7
Movement in indebtedness to/from associated companies/repayments		(2)	(2)			
Net share of results						
– share of results before taxation as per income statement*	116		116	19		19
*– share of exceptional items**	(12)		(12)			
– share of goodwill*	(40)		(40)			
– share of taxation (refer note 6)	(35)		(35)	(4)		(4)
Dividends paid	(47)		(47)			
Exchange difference adjustments	316	3	319	1		1
Share of reserve movements in the year	(105)		(105)			
Impairment loss	(2)		(2)			
AT END OF YEAR (ANNEXURE 2)	1 142	13	1 155	29		29
COMPANY						
At beginning of year						
Unbundling	51		51			
Additional interests acquired				7		7
Movement in indebtedness to/from associated companies/repayments		1	1			
AT END OF YEAR (ANNEXURE 2)	51	1	52	7		7

** Income from equity accounted investments as disclosed in the income statement, amounts to R2 million (2002: R83 million).*

	2003 Rm	2002 Rm
Aggregate post-acquisition reserves:		
– associated companies	**3**	24
– joint ventures	**8**	43
TOTAL	**11**	67

	GROUP		COMPANY	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
12. INVESTMENTS IN SUBSIDIARIES				
Shares at cost less impairment losses			**1 386**	1 185
Indebtedness:				
– by subsidiaries			**2 988**	2 947
– to subsidiaries			**(216)**	(400)
			2 772	2 547
TOTAL (ANNEXURE 3)			**4 158**	3 732
Aggregate attributable after tax profits/(losses) of subsidiaries:				
– profits	**6 288**	3 226		
– losses	**(4 246)**	(1 804)		
13. FINANCIAL ASSETS				
Environmental Rehabilitation Trust Fund asset	**143**	135	**7**	7
Long-term receivables	**50**	40	**3**	1
Investments (refer to annexure 2)	**79**	37	**22**	21
	272	212	**32**	29
14. INVENTORIES				
Finished products	**377**	345		
Work-in-progress	**602**	409		
Raw materials	**131**	47		
Plant spares and stores	**227**	128		
Merchandise	**32**	26		
	1 369	955		
Included above are inventories relating to the Ticor SA project which might be sold or utilised in production over more than 12 months.				
Included in the above are inventories carried at net realisable value:				
– finished products	**13**	26		
– raw materials	**2**			
– plant spares and stores	**31**	14		
– merchandise	**32**	26		
	78	66		
15. TRADE AND OTHER RECEIVABLES				
Trade	**1 071**	722	**2**	
Other	**256**	275	**63**	163
Derivative instruments	**28**	25	**13**	
	1 355	1 022	**78**	163

	GROUP		COMPANY	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
16. SHARE CAPITAL				
SHARE CAPITAL AT PAR VALUE				
Authorised				
500 000 000 ordinary shares of R0,01 each	**5**	5	**5**	5
Issued				
296 962 801 ordinary shares of R0,01 each	**3**	3	**3**	3
Share premium	**2 677**	2 677	**2 677**	2 677
TOTAL	**2 680**	2 680	**2 680**	2 680
RECONCILIATION OF AUTHORISED SHARES				
Number of authorised ordinary shares				
at beginning of year (million)	**203**	500	**203**	500
Number of shares issued during the year (million)		297		297
Number of outstanding authorised shares at end of year	**203**	203	**203**	203

The unissued ordinary shares are under the control of the directors until the forthcoming annual general meeting subject to the following conditions:

- the authority is valid until the next annual general meeting but shall not extend beyond 15 months;
- a paid press announcement giving full details, including the impact on net asset value and earnings per share, be published after any issue representing, on a cumulative basis within one financial year, 5% or more of the number of shares in issue prior to the issue concerned;
- that the issue in aggregate in one financial year shall not exceed 15% of the number of shares of the company's issued ordinary share capital; and
- that, in determining the price at which an issue of shares for cash will be made in terms of this authority, the maximum discount permitted shall be 10% of the weighted average trading price of the ordinary shares on the JSE Securities Exchange SA (adjusted for any dividend declared but not yet paid or for any capitalisation award made to shareholders) over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors of the company.

	GROUP		COMPANY	
	2003 **Rm**	2002 Rm	**2003** **Rm**	2002 Rm
17. INTEREST-BEARING BORROWINGS				
NON-CURRENT BORROWINGS				
Summary of loans by financial year of redemption				
2003		931		844
2004	**407**	221	**292**	138
2005	**697**	124	**200**	36
2006	**1 126**	86	**622**	
2007	**273**	71	**99**	
2008 onwards	**705**	380	**111**	300
Total non-current borrowings (annexure 1)	**3 208**	1 813	**1 324**	1 318
Current portion included in current liabilities	**(407)**	(931)	**(292)**	(844)
Total	**2 801**	882	**1 032**	474
Details of interest rates payable on borrowings are shown in annexure 1.				
INTEREST-BEARING BORROWINGS				
Non-current borrowings	**2 801**	882	**1 032**	474
Short-term borrowings	**130**	9	**154**	9
Current portion of non-current borrowings	**407**	931	**292**	844
Total short-term borrowings	**537**	940	**446**	853
Total	**3 338**	1 822	**1 478**	1 327
Included in the above interest-bearing borrowings are obligations relating to finance leases. Details are:				
Minimum lease payments:				
– less than 1 year	**30**	44		
– more than 1 year and less than 5 years	**27**	55		
– more than 5 years				
– total	**57**	99		
– less future finance charges	**7**	16		
Present value of lease liabilities	**50**	83		
Representing lease liabilities:				
– current	**25**	40		
– non-current (more than 1 year and less than 5 years)	**25**	43		
– non-current (more than 5 years)				
Total	**50**	83		
18. OTHER LONG-TERM PAYABLES				
Other long-term payables: Iscor captive mines	**386**	178		
Other long-term payables	**2**			
	388	178		

Iscor has funded the capital expenditure at the Thabazimbi and Tshikondeni captive mines in terms of supply agreements. The funds are repayable over the life of the assets as specified in the supply agreements.

	Environmental rehabilitation Rm	Leave pay benefits Rm	Restructuring Rm	Total Rm
19. PROVISIONS				
GROUP				
For the year ended 30 June 2002				
At beginning of year				
Unbundling	290	106	21	417
Charge to income statement	11	44	13	68
Additional provisions	5	47	13	65
Interest adjustment	6			6
Unused amounts reversed		(3)		(3)
Utilised during year	(15)	(40)	(2)	(57)
At end of year	286	110	32	428
Current portion included in current liabilities	(22)		(17)	(39)
Total non-current provisions	264	110	15	389
For the year ended 30 June 2003				
At beginning of year	**286**	**110**	**32**	**428**
Charge to income statement	**78**	**66**		**144**
Additional provisions	**20**	**41**		**61**
Acquisition of subsidiary	**39**	**27**		**66**
Provisions capitalised to property, plant and equipment	**15**			**15**
Interest adjustment	**4**			**4**
Unused amounts reversed		**(2)**		**(2)**
Utilised during year	**(2)**	**(30)**	**(11)**	**(43)**
At end of year	**362**	**146**	**21**	**529**
Current portion included in current liabilities	**(18)**		**(10)**	**(28)**
Total non-current provisions	**344**	**146**	**11**	**501**

	Environmental rehabilitation Rm	Leave pay benefits Rm	Restructuring Rm	Total Rm
19. PROVISIONS (continued)				
COMPANY				
For the year ended 30 June 2002				
At beginning of year				
Unbundling		25		25
Charge to income statement	1	7		8
Additional provisions		10		10
Interest adjustment	1			1
Unused amounts reversed		(3)		(3)
Utilised during year		(8)		(8)
At end of year	1	24		25
Current portion included in current liabilities				
Total non-current provisions	1	24		25
For the year ended 30 June 2003				
At beginning of year	**1**	**24**		**25**
Charge to income statement	**4**	**10**		**14**
Transfer to subsidiaries				
Additional provisions	**4**	**11**		**15**
Interest adjustment				
Unused amounts reversed		**(1)**		**(1)**
Utilised during year		**(9)**		**(9)**
At end of year	**5**	**25**		**30**
Current portion included in current liabilities				
Total non-current provisions	**5**	**25**		**30**

ENVIRONMENTAL REHABILITATION

Provision is made on a progressive basis for environmental rehabilitation costs where either a legal or constructive obligation is recognised as a result of past events. Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

Contributions towards the cost of the mine closure are also made to the Kumba Rehabilitation Trust Fund and the balance of the fund amounted to R143 million (2002: R135 million) (refer to note 13) at year-end. This amount is included in the financial assets of the group. Cash flows will take place when the mines are rehabilitated.

LEAVE PAY BENEFITS

In terms of the group policy, employees are entitled to accumulate vested leave benefits not taken within a leave cycle. The obligation is reviewed annually.

RESTRUCTURING

The liability includes accruals for plant and facility closures, including the dismantling costs thereof and employee termination costs, in terms of announced restructuring plans for the Durnacol mine. Provision is made on a piecemeal basis, only for those restructuring obligations supported by a formally approved plan. The time frame for the restructuring is five years.

		GROUP		COMPANY	
		2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
20.	DEFERRED TAXATION				
	The movement on the deferred taxation account is as follows:				
	At beginning of year	**781**		**(11)**	
	Unbundling		713		(6)
	Acquisition of subsidiary	**49**			
	Non-distributable reserve charge	**35**			
	Income statement charge (note 6)	**34**	68	**(9)**	(5)
	At end of year	**899**	781	**(20)**	(11)
	Comprising:				
	Deferred taxation liabilities				
	– property, plant and equipment	**1 473**	1 167	**1**	(1)
	– foreign taxation to be set-off for group tax entity	**(147)**			
	– inventories	**17**	6		
	– environmental rehabilitation trust fund asset	**23**	31	**2**	2
	– prepayments	**17**		**8**	
	– unrealised profits	**1**			
		1 384	1 204	**11**	1
	Deferred taxation assets				
	– provisions	**(110)**	(94)	**(14)**	(12)
	– property, plant and equipment	**(26)**		**(6)**	
	– inventories	**(1)**			
	– other	**(1)**			
	– taxation losses carried forward	**(248)**	(255)	**(11)**	
	– foreign taxation losses carried forward	**(246)**	(74)		
	– foreign taxation losses to be set-off for group tax entity	**147**			
		(485)	(423)	**(31)**	(12)
		899	781	**(20)**	(11)
	CALCULATED TAXATION LOSSES				
	Available for set-off against future South African taxable income included above	**827**	850	**37**	
21.	TRADE AND OTHER PAYABLES				
	Trade	**533**	470	**25**	29
	Other	**391**	627	**89**	208
	Derivative instruments	**17**	(47)	**6**	(2)
		941	1 050	**120**	235

	GROUP		COMPANY	
	2003	2002	**2003**	2002
	Rm	Rm	**Rm**	Rm
22. NOTES TO THE CASH FLOW STATEMENT				
22.1 CASH RETAINED FROM OPERATIONS				
Net operating income/(loss)	**1 212**	1 683	**99**	(18)
Adjusted for non-cash movements				
– depreciation	**523**	454	**5**	7
– provisions	**59**	62	**14**	7
– foreign exchange revaluations	**72**	(44)	**2**	(37)
– reconditionable spares usage	**8**	8		
– net deficit on disposal or scrapping of property, plant and equipment	**(12)**	(4)	**5**	7
– net deficit on disposal or scrapping of investments			**(127)**	39
Working capital movements				
– increase in inventories	**(108)**	(135)		
– decrease/(increase) in trade and other receivables	**21**	(182)	**44**	117
– decrease/(increase) in non-current financial assets	**32**	30	**17**	(26)
– (decrease)/increase in trade and other payables	**(212)**	707	**(118)**	(21)
– utilisation of provisions (note 19)	**(28)**	(57)	**(9)**	(8)
	1 567	2 522	**(68)**	67
22.2 INCOME FROM EQUITY ACCOUNTED INVESTMENTS				
Income from equity accounted investments as per income statement	**2**	83		
Dividends received from equity accounted investments	**49**	47		
Less: Non-cash flow income from equity accounted investments	**(2)**	(83)		
	49	47		
22.3 NET FINANCING COSTS				
Net financing costs as per income statement	**(244)**	(242)	**(182)**	(213)
Financing costs not involving cash flow (note 19)	**4**	6		1
	(240)	(236)	**(182)**	(212)
22.4 DIVIDENDS PAID				
Amounts unpaid at beginning of year				
Dividends declared and paid	**(252)**		**(252)**	
Dividends declared and paid by subsidiaries to minorities	**(34)**			
Amounts unpaid at end of year				
	(286)		**(252)**	
22.5 NORMAL TAXATION PAID				
Amounts unpaid at beginning of year	**(223)**		**3**	
Unbundling		(12)		
Adjusted opening balance	**(223)**	(12)	**3**	
Amounts charged to the income statement	**(183)**	(358)	**(38)**	3
Arising on translation of foreign entities	**2**	(2)		
Amounts unpaid at end of year	**94**	223	**3**	(3)
	(310)	(149)	**(32)**	

	GROUP 2003 Rm	GROUP 2002 Rm	COMPANY 2003 Rm	COMPANY 2002 Rm
22. NOTES TO THE CASH FLOW STATEMENT (continued)				
22.6 INVESTMENT TO MAINTAIN OPERATIONS				
Replacement of property, plant and equipment	**(234)**	(275)	**(14)**	(6)
Reconditionable spares	**(30)**	(28)		
	(264)	(303)	**(14)**	(6)
22.7 INVESTMENT TO EXPAND OPERATIONS				
Expansion and new technology	**(1 122)**	(782)		
	(1 122)	(782)		
22.8 INVESTMENT IN OTHER NON-CURRENT ASSETS				
Increase in associates, joint ventures and other investments	**(36)**	(62)	**(34)**	(1)
Decrease/(increase) in investments in subsidiaries		12	**(74)**	243
Proceeds on disposal of investments				167
	(36)	(50)	**(108)**	409
22.9 FOREIGN CURRENCY TRANSLATION RESERVE				
At beginning of year				
Unbundling	**636**	649	**131**	9
Closing balance	**169**	701	**120**	131
Movement	**(467)**	52	**(11)**	122
Transfers from/(to) NDR	**107**	(168)	**(7)**	
Unrealised losses in relation to foreign transactions	**(55)**	(16)	**(26)**	(23)
Revaluation of long-term loans	**(21)**	398	**7**	(1)
Less arising on translation of foreign entities:	**(464)**	275		
– inventories	**(17)**	(17)		
– accounts receivable	**(110)**	12		
– financial assets	**(18)**	18		
– derivatives				
– accounts payable	**128**	111		
– utilisation of provision				
– taxation paid	**2**	(2)		
– dividends paid	**3**			
– fixed assets acquired	**(71)**	60		
– proceeds from investments sold				
– investments acquired	**(209)**	325		
– long-term loans	**(172)**	(13)		
– short-term loans	**2**	(3)		
– share capital	**(2)**	(216)		
	28	(9)	**(37)**	98

23. ACQUISITIONS

TICOR LIMITED (AUSTRALIA)

On 1 April 2003, the group acquired an additional 0,21% of the issued share capital of Ticor Ltd, bringing the interest of the group to 50,12% which infers control. Ticor is included in the heavy minerals business segment. On 27 June 2003, an additional 1,26% was acquired bringing the interest of the group to 51,38% at 30 June 2003. The acquired business contributed revenues of R275 million and operating profits of R35 million to the group for the period from 1 April 2003 to 30 June 2003.

MAGNETIC MINERALS LIMITED

On 1 April 2003 Ticor Ltd acquired a controlling interest in Magnetic Minerals Ltd resulting in the consolidation thereof from such date.

ZnERGY (PROPRIETARY) LIMITED

On 30 November 2002 the group acquired an additional 8,5% of the issued share capital of ZnERGY (Pty) Ltd, which is included in the base metals segment. An additional 30% was acquired on 1 April 2003 bringing the interest of the group at 30 June 2003 to 85%. The acquired business contributed revenues of R nil million and operating profits of R nil million to the group for the period from 1 December 2002 to 30 June 2003.

	Ticor Ltd Rm	Magnetic Minerals Ltd Rm	ZnERGY (Pty) Ltd Rm	**Total Rm**
Details of assets acquired and goodwill are as follows				
Purchase consideration:				
– cash paid on acquisition	(943)	(111)		**(1 054)**
– additional interest of fair value of assets acquired	1 147	111		**1 258**
Negative goodwill	204			**204**
The assets and liabilities arising from the acquisition are as follows:				
– cash and cash equivalents	370	4		**374**
– property, plant and equipment	1 442	113	9	**1 564**
– financial assets	9			**9**
– investments	823			**823**
– intangible assets	87	2	12	**101**
– inventories	254			**254**
– trade and other receivables	480			**480**
– trade and other payables	(238)	(12)	(6)	**(256)**
– interest-bearing borrowings	(876)		(15)	**(891)**
– non-current provisions	(59)			**(59)**
– current provisions	(7)			**(7)**
– deferred taxation	(49)			**(49)**
Fair value of net assets	2 236	107		**2 343**
Negative goodwill	(204)			**(204)**
Minority interest	(1 085)			**(1 085)**
Total purchase consideration	947	107		**1 054**
Less:				
– cash and cash equivalents in subsidiary acquired	(370)	(4)		**(374)**
– value of shares held before consolidation	(943)	(103)		**(1 046)**
Cash inflow on acquisition of controlling interest (refer to cash flow statement)	(366)			**(366)**

24. FINANCIAL INSTRUMENTS

The centralised corporate treasury function provides services to all the businesses in the group, co-ordinates access to domestic and international financial markets, and manages the financial risks relating to the group's operations.

The group's objective in using financial instruments is to reduce the uncertainty over future cash flows arising from movements in currency, interest rates and base metal prices. Currency and interest rate exposure is managed within board-approved policies and guidelines, which restrict the use of derivatives to the hedging of specific underlying currency, interest rate and base metal price exposures. Compliance with group policies and exposure limits is reviewed by the internal auditors on a continuous basis and reports to the board audit committee.

24.1 FOREIGN CURRENCY RISK MANAGEMENT

The group undertakes transactions denominated in foreign currencies, hence exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilising forward exchange contracts (FECs), currency options and currency swap agreements.

Material FECs and currency options, which relate to specific balance sheet items or do not form part of a hedging relationship at 30 June 2003 and 30 June 2002, are summarised as follows:

FOREIGN CURRENCY

	Foreign amount	Market related value Rm	Contract value Rm	Recognised fair value gains/(losses) Rm
2003				
Exports				
United States dollar – FECs	**68**	**516**	**530**	**14**
2002				
Exports				
United States dollar – FECs	21	218	221	3
United States dollar – Put options	12	138	130	(8)
United States dollar – Call options	33	346	350	4
Imports				
United States dollar – FECs	1	10	10	

24. FINANCIAL INSTRUMENTS (continued)

24.1 FOREIGN CURRENCY RISK MANAGEMENT (continued)

The group has entered into certain forward exchange contracts, which relate to specific foreign commitments not yet due and export earnings of which the proceeds are not yet receivable. Details of the contracts at 30 June 2003 and 30 June 2002 are as follows:

FOREIGN CURRENCY

	Foreign amount	Market related value Rm	Contract value Rm	Recognised fair value in equity Rm
2003				
Exports[1]				
United States dollar – FECs	**88**	**653**	**701**	**48**
United States dollar – Put options				
United States dollar – Call options	**14**	**104**	**112**	**8**
Attributable to minorities				**(27)**
Loans[2]				
United States dollar – FECs	**5**	**41**	**37**	**4**
Imports[2]				
United States dollar – FECs	**16**	**117**	**128**	**(11)**
Euro – FECs	**8**	**66**	**72**	**(6)**
Japanese yen – FECs	**6**	**1**		**1**
Danish krona – FECs	**7**	**8**	**9**	**(1)**
Australian dollars – FECs		**1**	**1**	

Note: Unrealised exchange gains or losses amounting to R45 million arising from the revaluation of Ticor Limited's foreign currency loans which are a natural hedge against specific future export sales revenue, are recognised in equity as hedge accounting has been applied.

FOREIGN CURRENCY

	Foreign amount	Market related value Rm	Contract value Rm	Recognised fair value in equity Rm
2002				
Exports[1]				
United States dollar – FECs	9	91	90	(1)
United States dollar – Put options	3	31	31	
United States dollar – Call options	9	91	94	(3)
Loans[2]				
United States dollar – FECs	6	70	45	25
Imports[2]				
United States dollar – FECs	10	51	48	3
Euro – FECs	22	224	181	42
Swedish krona – FECs	2	2	2	
Danish krona – FECs	7	10	9	1
Great Britain pounds – FECs		1	1	

1. Recognised fair value in equity to be released to income statement within six months.

2. Recognised fair value in equity to be released to income statement within three years.

24. FINANCIAL INSTRUMENTS (continued)

24.2 PRICE HEDGING

Prices for future purchases and sales of goods and services are generally established on normal commercial terms through agents or directly with suppliers and customers. Price hedging is undertaken on a limited scale for future zinc sales of Rosh Pinah Zinc Corporation (Pty) Limited and Zinc Corporation of South Africa Limited to secure operating margins and reduce cash flow volatility. The forward hedged position at balance sheet date is shown below:

	Tons	Market related value Rm	Contract value Rm	Recognised gains Rm
2003				
Recognised transactions	**750**	**4**	**4**	
2002				
Recognised transactions	1 250	7,5	10	2,5

24.3 INTEREST RATE RISK MANAGEMENT

The group is exposed to interest rate risk as it borrows and deposits funds at both fixed and floating interest rates. The risk is managed by maintaining an appropriate mix between fixed and floating rate borrowings taking into account future interest rate expectations.

A proportion of term borrowings were entered into at floating interest rates in anticipation of a decrease in the interest rate cycle.

The interest rate repricing profile is summarised below:

	1 – 6 months Rm	7 – 12 months Rm	Beyond 1 year	Total borrowings
At 30 June 2003				
Term borrowings	**911**		**2 297**	**3 208**
Call borrowings	**130**			**130**
% of total borrowings	**31**		**69**	**100**
At 30 June 2002				
Term borrowings	1 373		440	1 813
Call borrowings	9			9
% of total borrowings	76		24	100

The group makes use of interest rate derivatives to hedge specific exposures in the interest rate repricing profile of existing borrowings. The value of borrowings hedged by interest rate derivatives, the instruments used and the respective rates applicable to these contracts were as follows:

	Borrowings hedged Rm	Floating interest payable %	Fixed interest receivable %	Recognised fair value gains Rm
At 30 June 2003				
Interest rate derivatives up to 1 year:				
– interest rate flexi-swap	**200**	**3m Jibar +1% margin**	**13%**	**13,2**
At 30 June 2002				
Interest rate swaps beyond 1 year				
– collar structure (cap and floor)	100	9,67	11,5	0,5
– interest rate flexi-swap	100	3m Jibar – 1,74bp	3m Jibar	0,6

24. FINANCIAL INSTRUMENTS (continued)

24.4 MATURITY PROFILE OF FINANCIAL INSTRUMENTS

The maturity profiles of financial assets and liabilities at 30 June 2003 and 30 June 2002 are summarised as follows: (The derivative instruments reflect the contract amounts)

	0 – 12 months Rm	1 – 2 years Rm	3 – 5 years Rm	> 5 years Rm	Total Rm
At 30 June 2003					
Assets					
Financial assets		**129**		**143**	**272**
Cash and cash equivalents	**964**				**964**
Trade and other receivables	**1 355**				**1 355**
Liabilities					
Interest-bearing borrowings	**537**	**697**	**1 399**	**705**	**3 338**
Trade and other payables	**941**				**941**
	841	**(568)**	**(1 399)**	**(562)**	**(1 688)**
Percentage profile (%)	**(50)**	**34**	**83**	**33**	**100**
At 30 June 2002					
Assets					
Financial assets		40		172	212
Cash and cash equivalents	679				679
Trade and other receivables	1 022				1 022
Liabilities					
Interest-bearing borrowings	940	221	210	451	1 822
Trade and other payables	1 050				1 050
	(289)	(181)	(210)	(279)	(959)
Percentage profile (%)	30	19	22	29	100
Derivative instruments as at 30 June 2003 (included in the above)					
Recognised transactions					
– buy					
– sell	**530**				**530**
Forecasted transactions					
– buy	**222**	**5**	**26**		**253**
– sell	**330**	**371**	**112**		**813**
Derivative instruments as at 30 June 2002 (included in the above)					
Recognised transactions					
– buy	10				10
– sell	701				701
Forecasted transactions					
– buy	251	10	25		286
– sell	215				215

24. FINANCIAL INSTRUMENTS (continued)

24.5 FAIR VALUE OF FINANCIAL INSTRUMENTS

At 30 June 2003 the carrying amounts of cash and cash equivalents, trade and other receivables and trade and other payables approximate their fair values due to the short-term maturities of these assets and liabilities.

	CARRYING VALUE		FAIR VALUE	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
Assets				
Financial assets	**272**	212	**272**	212
Cash and cash equivalents	**964**	679	**964**	679
Trade and other receivables	**1 355**	1 022	**1 355**	1 022
Liabilities				
Non-current interest-bearing borrowings	**2 801**	882	**2 855**	876
Current interest-bearing borrowings	**537**	940	**560**	938
Trade and other payables	**941**	1 050	**941**	1 050

LIABILITIES

The fair value of long and medium-term borrowings is calculated using quoted prices, or where such prices are not available, discounted cash flow analyses using the applicable yield curve for the duration of the borrowing.

DERIVATIVE INSTRUMENTS

Comprise forward exchange contracts, currency options, interest rate collars and swaps as well as zinc forward contracts. The fair value of derivative instruments, included in hedging assets and liabilities are calculated using quoted prices. Where such prices are not available use is made of discounted cash flow analyses using the applicable yield curve for the duration of the instruments.

At 30 June 2003, the R70 million (2002: R72 million) fair value of instruments is made up of:

	2003 Rm	2002 Rm
Favourable contracts	**88**	83
Unfavourable contracts	**18**	11

When an anticipated future transaction has been hedged and the underlying position has not been recognised in the financial statements, any change in fair value of the hedging instrument is recognised directly in equity.

24. FINANCIAL INSTRUMENTS (continued)

24.6 CREDIT RISK MANAGEMENT

Credit risk relates to potential exposure on cash and cash equivalents, investments, trade receivables and hedged positions. The group limits its counterparty exposure arising from money market and derivative instruments by only dealing with well-established financial institutions of high credit standing. The group exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded are spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by the board annually.

Trade debtors consist of a number of customers, with whom Kumba has long-standing relationships. A high portion of term supply arrangements exist with such clients resulting in limited credit exposure which exposure, where dictated by customer creditworthiness or country risk assessment, is further mitigated through a combination of confirmed letters of credit and credit risk insurance.

Detail of the credit risk exposure above 5%

	2003 %	2002 %
BY INDUSTRY		
Manufacturing (including structural metal)	**91**	89
Public utilities	**7**	8
Other	**2**	3
	100	100
BY GEOGRAPHICAL AREA		
South Africa	**29**	38
Asia	**26**	39
Europe	**18**	21
Australia	**10**	
USA	**11**	
Other	**6**	2
	100	100

24.7 LIQUIDITY RISK MANAGEMENT

The group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate unutilised borrowing facilities are maintained.

	2003 Rm	2002 Rm
Borrowing capacity is determined by the directors in terms of the articles of association, from time to time:		
Amount approved	**4 921**	8 428
Total borrowings	**3 338**	1 822
Unutilised borrowing capacity	**1 583**	6 606

For the 2002 financial year it was approved that the borrowing powers (total interest-bearing debt) of the company and its subsidiaries initially be determined at 175% of shareholders' funds to cater for a substantial allocation of debt to Kumba in order to facilitate the unbundling process. In line with the reduction in debt and the strengthening of the group's capital base the borrowing powers of the company and the group for the 2003 financial year was reduced to 100% of shareholders' funds.

25. RELATED-PARTY TRANSACTIONS

During the year the company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions occurred under terms that are no less favourable than those arranged with third parties.

ASSOCIATES AND JOINT VENTURES

Details of investments in associates and joint ventures are disclosed in note 11 and annexure 2 whilst income is disclosed in note 11. Interest income from joint ventures of R nil million (2002: R nil million) is included in net financing costs (note 3).

The group purchased goods and services to the value of R123 million (2002: R82 million) from, and sold goods to the value of R nil million (2002: R nil million) to associates and joint ventures.

The outstanding balances at year-end are as follows:

- included in trade and other receivables (note 15) R4 million (2002: R2 million)
- included in trade and other payables (note 21) R8 million (2002: R8 million)
- included in cash and cash equivalents R nil million (2002: R nil million)
- included in the carrying value of associates and joint ventures (note 11) are long-term loans of R39 million (2002: R13 million)
- included in long-term debtors R nil million (2002: R nil million)

SUBSIDIARIES

Details of income from, and investments in subsidiaries are disclosed in notes 4 and 12 respectively, and annexure 3.

SPECIAL PURPOSE ENTITIES

The group has an interest in the following special purpose entities which are consolidated unless otherwise indicated:

Entity	Nature of business
Ferrosure (Isle of Man) Insurance Company Limited	Offshore insurance captive
Ferrosure (SA) Insurance Company Limited	Insurance captive
Kumba Environmental Rehabilitation Fund	Trust fund for mine closure
Minco Leasing Limited	Financing company
Oreco Leasing Limited	Financing company
Vulcan Leasing Limited	Financing company
Kumba Resources Management Share Trust (not consolidated)	Management share incentive trust

DIRECTORS

Details relating to directors' emoluments and shareholdings (including options) in the company are disclosed in the report of the directors.

SENIOR EMPLOYEES

Details relating to option and share transactions are disclosed in note 27.

SHAREHOLDERS

The principal shareholders of the company are provided in the annual report.

CONTINGENT LIABILITIES

Details are disclosed in note 28.

26. SEGMENT REPORTING

	Iron ore		Coal		Base metals		Heavy minerals		Industrial minerals		Other		Total	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm
BUSINESS SEGMENTATION														
Segment revenue														
– total turnover	**4 234**	4 334	**1 638**	1 489	**892**	941	**587**	227	**103**	77	**52**	114	**7 506**	7 182
– inter-group		6							**(25)**	(20)	**(12)**	14	**(37)**	
External	**4 234**	4 340	**1 638**	1 489	**892**	941	**587**	227	**78**	57	**40**	128	**7 469**	7 182
Segment net operating profit/(loss)	**882**	1 221	**279**	255	**15**	102	**59**	54	**21**	15	**(44)**	36	**1 212**	1 683
Depreciation	**235**	215	**137**	130	**41**	29	**92**	47	**6**	6	**21**	27	**532**	454
Income/(loss) from equity accounted investments	**15**	17					**58**	73		2	**(71)**	(9)	**2**	83
Impairment charge	**2**			1				18				82	**2**	101
Goodwill amortisation					**24**	23	**(3)**					(49)	**21**	(26)
Cash inflow from operations	**1 160**	1 364	**304**	400	**11**	234	**109**	62	**25**	22	**(42)**	440	**1 567**	2 522
Other non-cash flow items	**51**	(1)	**9**	50	**8**	(7)	**41**	2			**18**	(22)	**127**	22
Capital expenditure														
– cash flow	**211**	254	**125**	99	**73**	90	**947**	631	**5**	3	**25**	8	**1 386**	1 085
– non-cash flow	**104**	108	**50**	33									**154**	141
	315	362	**175**	132	**73**	90	**947**	631	**5**	3	**25**	8	**1 540**	1 226
Segment assets and liabilities														
– assets per balance sheet	**4 251**	4 160	**1 666**	1 576	**293**	422	**4 676**	1 238	**67**	47	**1 715**	1 581	**12 668**	9 024
– investments in associates and joint ventures	**10**	19	**1**			2		1 004		3	**107**	156	**118**	1 184
– liabilities per balance sheet	**1 455**	1 473	**834**	810	**107**	129	**2 538**	796	**24**	24	**1 717**	1 673	**6 674**	4 905
Number of employees (number)	**4 312**	4 153	**2 675**	2 927	**1 127**	1 187	**1 395**[1]	340	**133**	161	**932**	868	**10 574**	9 636

1. Includes the employees of Ticor Limited, Australia.

26. SEGMENT REPORTING (continued)

	Segment revenue	Segment revenue	Carrying amount of segment assets	Carrying amount of segment assets	Additions to property, plant and equipment (Cash flow)	Additions to property, plant and equipment (Cash flow)	Additions to property, plant and equipment (Non-cash flow)	Additions to property, plant and equipment (Non-cash flow)
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm
GEOGRAPHICAL SEGMENTATION								
– South Africa	**3 112**	2 856	**9 387**	7 712	**1 328**	1 050	**154**	141
– Africa	**134**	92	**456**	168	**25**	35		
– Europe	**1 423**	1 510	**1 994**	752				
– Asia	**2 347**	2 471	**733**	137				
– Australia	**122**		**(309)**	1 016				
– Other	**331**	253	**525**		**33**			
Total segment	**7 469**	7 182	**12 786**	9 785	**1 386**	1 085	**154**	141

Total segment revenue, which excludes value-added tax and sales between group companies, represent the gross value of goods invoiced. Export revenues are recorded according to the relevant sales terms, when the risks and rewards of ownership are transferred.

Total segment revenue further includes operating revenues directly and reasonably allocable to the segments. Segment revenue includes sales made between segments. These sales are made on a commercial basis.

Segment net operating profit equals segment revenue less segment expenses. Segment expenses represent direct or reasonably allocable operating expenses on a segment basis. Segment expenses exclude interest, losses on investments and income tax expenses, but include head office expense allocations.

Segment assets and liabilities include directly and reasonably allocable operating assets, investments in associates and joint ventures and liabilities.

27. EMPLOYEE BENEFITS

RETIREMENT FUNDS

Independent funds provide retirement and other benefits for all permanent employees, retired employees, and their dependants. At the end of the financial year, the main funds to which Kumba was a participating employer are as follows:

- Iscor Pension Fund, operating as a defined benefit fund. This fund is closed to new entrants.
- Iscor Retirement Fund, operating as a defined benefit fund. This fund is closed to new entrants.
- Iscor Selector Pension Fund and Iscor Selector Provident Fund, both operating as defined contribution funds.
- Iscor Employees' Provident Fund, operating as a defined contribution fund.

Members pay a contribution of 7%, with the employer's contribution of 10% to the above funds being expensed as incurred.

All funds are governed by the South African Pension Funds Act of 1956.

DEFINED CONTRIBUTION FUNDS

Membership of each fund at 30 June 2003 and employer contributions to each fund were as follows:

	Working members	Working members	**Employer contributions**	Employer contributions
	2003 Number	2002 Number	**2003 Rm**	2002 Rm
Iscor Selector Funds	**3 836**	3 723	**51**	44
Iscor Employees' Provident Fund	**4 622**	4 654	**24**	21
Other funds	**64**	80	**3**	3
	8 522	8 457	**78**	68

Due to the nature of these funds the accrued liabilities by definition equates to the total assets under control of these funds.

DEFINED BENEFIT FUNDS

Statutory actuarial valuations are performed at intervals of not more than three years. The valuations are performed as at the financial year-end of the funds in question which is 31 December. At the last statutory valuation of the funds within the group (Iscor Pension Fund at 31 December 2001 and the Iscor Retirement Fund at 31 December 2000) and at the interim valuation at 31 December 2002 for the Iscor Pension Fund and 31 December 2001 for the Iscor Retirement Fund, the actuaries were of the opinion that the funds were adequately funded.

27. EMPLOYEE BENEFITS (continued)

FUNDED STATUS

The funded status of the two defined retirement benefit funds (Iscor Pension Fund at 31 December 2002 and Iscor Retirement Fund at 31 December 2001) for both Iscor and Kumba members was as follows:

	2002 Rm	2001 Rm
Fair value of plan assets	**6 856**	7 160
Present value of funded obligation	**(6 701)**	(6 814)
Net asset	**155**	346
Surplus not recognised	**(155)**	(346)
Net liability as per balance sheet		

The pension plan assets consist primarily of equity (local and offshore), interest-bearing stock and property.

The actual return on the assets in the Iscor Pension Fund as at 31 December 2002 amounted to R285 million.

Principal actuarial assumptions (expressed as weighted averages) at 31 December 2001 were as follows:

	Iscor Pension Fund		Iscor Retirement Fund
	Interim valuation 2002 %	Statutory valuation 2001 %	Interim valuation 2001 %
Pre-retirement discount rate	**10,0**	10,0	10,0
Post-retirement discount rate	**5,0**	5,0	4,5
Expected real after tax return on fund's assets	**2,5**	2,5	n/a#
Future general and merit salary increases	**7,5***	7,5*	n/a#

Future pension increases were allowed for the extent that the investment return exceeds the post-retirement discount rate.

* *Excluding merit increases according to age.*

\# *Not applicable.*

MEDICAL FUNDS

The group and company contribute to defined benefit medical aid schemes for the benefit of permanent employees and their dependants. The contributions charged against income amounted to R47 million (2002: R40 million). Kumba has no post-retirement medical aid obligation for current or retired employees.

EQUITY COMPENSATION BENEFITS

Kumba operates the Kumba Management Deferred Purchase Share Scheme and the Kumba Management Share Option Scheme for senior employees and executive directors of Kumba.

The Kumba Management Deferred Purchase Share Scheme consists of a combination of an option scheme, a purchase scheme and a deferred purchase scheme and governs to maturity the existing share scheme rights and obligations of employees transferred from Iscor to Kumba on unbundling.

27. EMPLOYEE BENEFITS (continued)

The Kumba Management Share Option Scheme consists of the granting of options in respect of ordinary Kumba shares, at market value, to eligible participants.

The aggregate number of shares in the issued share capital of Kumba which may at any time be purchased by or allocated and issued to the trustees of both the Kumba Management Deferred Purchase Share Scheme and the Kumba Management Share Option Scheme may not exceed 10% in total of the shares then in issue in the share capital of Kumba.

The maximum number of Kumba shares to which any one eligible participant is entitled in total in respect of both schemes albeit by way of an allotment and issue of Kumba shares and/or the grant of options shall not exceed 1% of the shares then in issue in the share capital of Kumba.

Shares and/or options held in terms of Kumba Management Deferred Purchase Share Scheme are released in five equal tranches commencing on the second anniversary of an offer date and expire on the ninth anniversary of an offer date.

Options granted in terms of the Kumba Management Share Option Scheme can be exercised over five years commencing on the first anniversary of the offer date, provided that by the seventh anniversary of the offer date all options granted are to be exercised, failing which those options not exercised will lapse.

A total of 29,7 million shares of the company, representing 10% of the issued shares, have been approved and allocated by shareholders for purposes of the schemes. Of the total of 29,7 million shares, 9 million shares are available in the share scheme for future offers to participants, while 20,6 million shares are allocated as options or deferred purchase shares to participants.

Details are as follows:

	Million
Number of shares available for utilisation in terms of the Kumba Management Share Schemes as at 1 July 2002	12,7
Add: Net effect of scheme shares released, forfeitures and adjustments to scheme allocation	0,5
Less: Share offers accepted	(4,2)
Number of shares available for future utilisation as at 30 June 2003	9,0

At 30 June 2003 the company's loan to the Kumba Management Share Trust amounted to R23 million (2002: R26 million).

The loan is interest free and has no fixed repayment terms. This amount is reflected as a current asset.

The market value of the shares available for utilisation at the end of the year amounted to R273 million.

27. EMPLOYEE BENEFITS (continued)

EQUITY COMPENSATION BENEFITS (continued)

Details of the option/purchase schemes are:

	Options		Deferred purchase	
	2003 Million	2002 Million	**2003 Million**	2002 Million
Outstanding at beginning of year	**15,0**	1,0	**2,0**	3,2
Issued	**4,2**	14,3		
Conversion to deferred purchase scheme				
Exercised	**(0,1)**	(0,3)	**(0,1)**	
Lapsed/cancelled	**(0,2)**			(1,2)
Outstanding at end of year	**18,9**	15,0	**1,9**	2,0
Details of issues during the year are as follows:				
Expiry date	**2009/2010**	2008/2009		
Exercise price (share price range) (R)	**24,50 – 51,50**	28,05 – 46,90		
Total proceeds if options are immediately exercised/deferred purchase shares immediately paid (R million)	**150**	395		
Details of options/deferred purchase shares exercised during the year are as follows:				
Exercise price per share (Share price range) (R)	**26,10 – 47,00**	27,60 – 55,00	**27,50 – 41,30**	28,25 – 59,00
Total proceeds if shares are issued (R million)	**4**	4	**3**	14

Terms of the options and deferred purchase shares outstanding at year-end are as follows:

	Options		Deferred purchase	
Expiry date	**Exercise price R**	**Outstanding '000**	**Exercise price R**	**Outstanding '000**
2006			19,85 – 19,85	15
2007	10,88 – 13,10	254	8,89 – 13,10	1 260
2008	12,07 – 28,05	13 348	8,42 – 18,90	256
2009	9,17 – 51,50	4 227	8,06 – 20,80	214
2010	13,66 – 32,55	721	10,00 – 23,26	168
2011				
Total		18 550		1 913

	Options '000	**Deferred purchase '000**	**Total '000**
Number of shares vesting at beginning of year	14 969	2 005	16 974
Net change during year	3 880	(91)	3 789
Number of shares vesting at end of year	18 849	1 914	20 763

DIRECTORS' INTERESTS IN SHARES

For details refer to the report of the directors.

	GROUP		COMPANY	
	2003 **Rm**	2002 Rm	**2003** **Rm**	2002 Rm
28. CONTINGENT LIABILITIES				
Contingent liabilities at balance sheet date, not otherwise provided for in these annual financial statements, arising from:				
– guarantees in the normal course of business from which it is anticipated that no material liabilities will arise:				
– related parties	**5**	2		
– other	**31**	54	**636**	256
– other[1]	**14**	36	**14**	

1. Includes the group's share of contingent liabilities of associates and joint ventures of R nil million (2002: R23 million).

Included in the company's guarantees are guarantees relating to the Ticor SA project loans as provided by the company. On consolidation the project loans are included in net debt, and the contingent liability of the company eliminated.

These contingent liabilities have no tax impact.

The timing of any possible outflows are uncertain.

	GROUP		COMPANY	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm
29. COMMITMENTS				
CAPITAL COMMITMENTS				
Capital expenditure contracted for plant and equipment	**345**	625	**29**	
Capital expenditure authorised for plant and equipment but not contracted for	**624**	588	**34**	4
The above includes the group's share of capital commitments of associates and joint ventures		48		
Capital expenditure will be financed from available cash resources, funds generated from operations and available borrowing capacity.				
A trust known as The New Africa Mining Fund was established during the year to make portfolio investments in junior mining projects within the Republic of South Africa and elsewhere on the continent of Africa. Kumba Resources as an investor participant to the fund, has committed to contribute R20 million towards the fund. The fund manager can draw down this balance or any portion as and when required by serving a 10-day notice to Kumba. The commitment period commenced on 1 March 2003 and expires on 28 February 2009.				
OPERATING LEASE COMMITMENTS				
The future minimum lease payments under non-cancellable operating leases are as follows:				
– less than 1 year	**45**	29	**37**	28
– more than 1 year and less than 5 years	**150**	111	**127**	98
– more than 5 years	**42**	77	**19**	52
TOTAL	**237**	217	**183**	178
OPERATING SUBLEASE				
Non-cancellable operating lease rentals are receivable as follows:				
– less than 1 year	**5**	4	**5**	4
– more than 1 year and less than 5 years	**28**	23	**28**	23
– more than 5 years	**5**		**5**	
TOTAL	**38**	27	**38**	27

Annexure 1: Non-current interest-bearing borrowings

	Final repayment date	Rate of interest per year (payable half-yearly) 2003		Rate of interest per year (payable half-yearly) 2002		GROUP		COMPANY	
		Fixed %	**Floating %**	Fixed %	Floating %	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm
LOCAL									
UNSECURED LOANS									
	2002/03				12,581		140		140
	2002/03				12,711		200		200
	2002/03				13,963		150		150
	2002/03				13,650		150		150
	2003/04		**15,030**		13,963	**75**	225	**75**	225
	2004/05		**10,340**		6,040	**99**	153	**99**	153
	2005/06	**13,210**				**200**		**200**	
	2005/06		**12,300**			**250**		**250**	
	2005/06		**14,220**			**250**		**250**	
	2007/08	**12,410**				**450**		**450**	
	2007/08				11,670		300		300
						1 324	1 318	**1 324**	1 318
SECURED LOAN									
	2003/04	**14,760**		14,678	[1]	**5**	22		
	2005/06	**14,939**		14,939	[2]	**43**	59		
	2007/08	**13,830**		13,830	[3]	**319**	360		
	2010/11	**14,200**			[4]	**741**			
						1 108	441		
FOREIGN									
UNSECURED LOANS (USD)									
	2005/06		**2,310**		2,875[5]	**32**	54		
	2013/14	**7,300**			[6]	**744**			
						776	54		
TOTAL NON-CURRENT INTEREST-BEARING BORROWINGS (note 17)						**3 208**	1 813	**1 324**	1 318

1. *Capitalised lease agreement secured by machinery, plant and equipment with a book value of R34 million (2002: R37 million), payable monthly.*
2. *Capitalised lease agreement secured by machinery, plant and equipment with a book value of R53 million (2002: R55 million), payable monthly.*
3. *Dedicated project finance facility for Ticor South Africa KZN (Pty) Limited and Ticor South Africa (Pty) Limited secured by notarial bond over property, plant and equipment with a book value of R968 million (2002: R943 million).*
4. *Dedicated project finance facility secured by notarial bond over property, plant and equipment with a book value of R1 414 million.*
5. *Payable semi-annually and varies with LIBOR.*
6. *US$100 million senior notes issued by Ticor Finance (ACT) (Pty) Limited, an entity controlled by Ticor Limited.*

Annexure 2: Investments in associates, joint ventures and other investments

	Nature of business[1]	Number of shares held	Percentage holding		Group carrying amount		Company carrying amount		Year-end other than 30 June
			2003 %	2002 %	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm	
ASSOCIATED COMPANIES									
LISTED									
AST Group Limited	C	180 000 000	**26,74**	30,73	**69**	94	**86**	51	
Mincor Resources NL (Australian)	A	52 251 000	**30,13**	34,11	**31**	54			
Ticor Limited (Australian)[2]	A			49,15		1 004			31 December
UNLISTED									
Manganore Iron Mining Limited	A	25 000	**50,00**	50,00		2			
South Dunes Coal Terminal Co (Pty) Limited	A	1 333	**33,00**	33,00	**1**				
ZnERGY (Pty) Limited[3]	M	93		46,50		1		1	
TOTAL ASSOCIATED COMPANIES (note 11)					**101**	1 155	**86**	52	
JOINT VENTURES									
INCORPORATED									
UNLISTED									
Pietersburg Iron Company (Pty) Limited	A	4 000	**50,00**	50,00	**3**	3			
Safore (Pty) Limited	B	400	**40,00**	40,00					31 December
Sishen Shipping (Pty) Limited	B	400	**40,00**	40,00					31 December
Trans Orient Ore Supplies (Pty) Limited	D	4 000	**50,00**	50,00	**7**	16			
					10	19			
UNINCORPORATED									
Bridgetown Dolomite Mine	A		**50,00**	50,00	**7**	10	**7**	7	28 February
Safore	B		**40,00**	40,00					
					7	10	**7**	7	
TOTAL JOINT VENTURES (note 11)					**17**	29	**7**	7	
INVESTMENT COMPANIES									
Mineral Deposits Limited	A	11 299 000	**15,37**	15,37	**7**	9			
Other					**72**	28	**22**	21	
TOTAL OTHER INVESTMENTS (note 13)					**79**	37	**22**	21	
TOTAL INVESTMENT					**197**	1 221	**115**	80	
Market value of listed shares as at 30 June					**138**	1 340	**29**	149	
Directors' valuation of unlisted shares and joint ventures					**108**	60	**7**	31	

Where the above entities' financial year-ends are not coterminous with that of the company, financial information has been obtained from published information or management accounts as appropriate.

1. A – Mining, B – Shipping charter, C – Service, D – Iron ore merchant, M – Manufacturing.

2. Ticor Limited consolidated from 1 April 2003.

3. Previously Cross Continental Energy Storage System (Pty) Limited, consolidated from 1 December 2002.

The group's effective share of balance sheet, income statement and cash flow items in respect of associated companies and joint ventures are as follows:

	Associated companies		Joint ventures		Ticor Limited* (included in associated companies)	
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm
INCOME STATEMENTS						
REVENUE	**1 088**	1 518	**7**	31	**498**	755
Operating expenses	**(1 019)**	(1 301)	**(4)**	(11)	**(409)**	(623)
NET OPERATING PROFIT	**69**	217	**3**	20	**89**	132
Net financing costs	**(43)**	(9)			**(26)**	(7)
Income from investments						
Income from equity accounted investments	**(4)**	4			**(4)**	4
Impairment charge		(17)				
Exceptional items	**(3)**	(52)				(43)
Goodwill amortised	**(39)**	(42)				
(LOSS)/PROFIT BEFORE TAXATION	**(20)**	101	**3**	20	**59**	86
Taxation	**(6)**	(48)		(3)	**(19)**	(31)
(LOSS)/PROFIT AFTER TAXATION	**(26)**	53	**3**	17	**40**	55
Outside shareholders' interest	**5**					
NET (LOSS)/PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	**(21)**	53	**3**	17	**40**	55
BALANCE SHEETS						
NON-CURRENT ASSETS	**1 346**	1 688	**6**	5	**1 207**	1 408
CURRENT ASSETS	**661**	893	**14**	96	**531**	678
TOTAL ASSETS	**2 007**	2 581	**20**	101	**1 738**	2 086
EQUITY AND LIABILITIES						
ORDINARY SHAREHOLDERS' EQUITY	**1 150**	1 394	**10**	21	**1 114**	1 251
MINORITY INTEREST	**2**	20				
NON-CURRENT LIABILITIES						
Interest-bearing borrowings	**445**	561			**401**	509
Non-current provisions	**21**	34			**21**	34
Deferred taxation and other	**60**	134			**54**	114
CURRENT LIABILITIES						
Interest-bearing borrowings	**47**	33		3		
Other	**282**	405	**10**	77	**148**	178
TOTAL EQUITY AND LIABILITIES	**2 007**	2 581	**20**	101	**1 738**	2 086
CASH FLOW STATEMENTS						
Net cash flows from operating activities	**42**	131	**(2)**	52	**56**	31
Net cash flows from investing activities	**(124)**	(365)			**(120)**	(208)
Net cash flows from financing activities	**(3)**	(78)	**(1)**			(141)
Foreign currency translations	**(8)**	163			**(8)**	163
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	**(93)**	(149)	**(3)**	52	**(72)**	(155)

** Consolidated from 1 April, only the nine months from 1 July 2002 to 31 March 2003.*

Annexure 3: Investments in subsidiaries[1]

	Country of incorporation[2]	Nature of business[3]	Issued capital – unlisted ordinary shares	Interest of company: Investment in shares		Interest of company: Indebtedness	
				2003	2002	**2003**	2002
			R	**R**	R	**Rm**	Rm
DIRECT INVESTMENTS							
Colonna Properties (Pty) Limited	RSA	B	200	**2 518 966**	2 518 966		
Cullinan Refractories (Pty) Limited[4]	RSA	A	1 000	**1 000**	1 000		
Ferroland Grondtrust (Pty) Limited	RSA	D	2	**2**	2	**19**	16
Glen Douglas Dolomite (Pty) Limited	RSA	A	10 000	**10 000**	10 000		5
Ticor South Africa KZN (Pty) Limited (effectively 80%)[5]	RSA	A	200	**6 003 355**	6 003 355	**572**	315
Kumba Base Metals Limited[6]	RSA	M	5 500 000	**247 712 500**	247 712 500	**(91)**	(228)
Kumba Base Metals Namibia (Pty) Limited	NAM	C	1	**1**	1		9
Kumba Coal (Pty) Limited	RSA	A	1	**1 000**	1 000	**464**	566
Kumba Properties (Groenkloof) (Pty) Limited[7]	RSA	B	1	**1**		**5**	
Kumba Properties (Kloofzicht) (Pty) Limited[8]	RSA	B	1	**1**			
Kumba Properties (Princess Grant) (Pty) Limited[9]	RSA	B	1	**1**		**1**	
Mineral Exploration Company of Southern Africa (Pty) Limited	RSA	B	200	**200**	200		
Rocsi Holdings (BVI) Limited	BVI	H	717 524 937	**1 129 720 003**	928 767 821		(36)
Sishen Iron Ore Company (Pty) Limited	RSA	A	1	**1 000**	1 000	**1 413**	1 605
Ticor South Africa (Pty) Limited (effectively 80%)[10]	RSA	M	510	**510**	510	**377**	337
INDIRECT INVESTMENTS							
Anacon Investments (Pty) Limited	RSA	A	100				
Coastal Coal (Pty) Limited	RSA	A	5 000			**(107)**	(118)
Confin Limited	MAU	C	1				
Downs Holding BV	NE	A	61 362				
Ferrofin (Jersey) Limited	JRS	C	56 916				
Groler Investments Limited	SWL	H	258 958				
Ipcor N.V.	NV	C	27 078				
Iscor Congo S.P.R.L.	DRC	C	747				
Kamofin Limited	MAU	C					
Kumba Africa BV	NE	A	61 362				27
Kumba Australia (Pty) Limited	AUS	C	11				
Kumba Finance Ireland Limited	IRL	C	1 225 200				
Kumba Holdings (BVI) SA	BVI	H	9 437 677				
Kumba Holdings (Australia) (Pty) Limited	AUS	H	5				
Kumba Hong Kong Limited	HK	C	832				
Kumba International BV	NE	C	9 961 692			**14**	16
Kumba Investments (Australia) (Pty) Limited	AUS	H	5				
Minsa (Pty) Limited	RSA	B	3			**(1)**	(1)
Mtunzini Sands (Pty) Limited	RSA	A	200				
Rosh Pinah Zinc Corporation (Pty) Limited (95%)	NAM	A	2 000			**53**	49
Sishen South Mining (Pty) Limited	RSA	A	1				
Taurus Marine Limited	CMN	S	1 000				
Ticor Limited (effectively 51,38%)	AUS	A	420 679 000			**67**	
Ticor Chemical Company (Pty) Limited (effectively 51,38%)	AUS	M	10				
Crisa (Pty) Limited (effectively 51,38%)	AUS	C	10				
Bertini (Pty) Limited (effectively 51,38%)	AUS	C	10				
Ticor Chemicals Ghana (Pty) Limited (indirect 51,38%)	GHANA	C	10				
Omacor Sac (effectively 51,38%)	PERU	C	10				

	Country of incorporation[2]	Nature of business[3]	Issued capital – unlisted ordinary shares	Interest of company: Investment in shares 2003	Investment in shares 2002	Indebtedness 2003	Indebtedness 2002
			R	R	R	Rm	Rm
INDIRECT INVESTMENTS (continued)							
Ticor Resources (Pty) Limited (effectively 51,38%)	AUS	H	180 337 136				
Magnetic Minerals Limited (effectively 51,38%)	AUS	A	31 740 964				
TiO2 Corporation NL (effectively 51,38%)	AUS	A	85 101 240				
Tific (Pty) Limited (effectively 51,38%)	AUS	H	10				
Yalgoo Minerals (Pty) Limited (effectively 51,38%)	AUS	H	48 216 010				
Pigment Holdings (Pty) Limited (effectively 51,38%)	AUS	C	10				
Synthetic Rutile Holdings (Pty) Limited (effectively 51,38%)	AUS	C	10				
Senbar Holdings (Pty) Limited (effectively 51,38%)	AUS	C	10				
Ticor (Overseas) Holdings (Pty) Limited (effectively 51,38%)	AUS	H	10				
Ticor Titanium Australia (Pty) Limited (effectively 51,38%)	AUS	H	10				
Rocit Investments (Pty) Limited (effectively 51,38%)	RSA	H	3 157 714				
Ticor (Bermuda) Holdings Limited (effectively 51,38%)	BER	H	74 836				
Ticor (Bermuda) Minerals Limited (effectively 51,38%)	BER	H	74 836				
Ticor Finance (A.C.T.) (Pty) Limited (effectively 51,38%)	AUS	F	10				
Ticor Energy (Pty) Limited (effectively 51,38%)	AUS	F	10				
The Durban Navigation Collieries (Pty) Limited	RSA	A	516 000			**(17)**	(17)
The Vryheid (Natal) Railway Coal and Iron Company Limited	RSA	A	3 675			**3**	2
Trojan Bulk Shipping Limited	CMN	S	1 000				
Tshikondeni Mining Company (Pty) Limited	RSA	A	2				
ZnERGY (Pty) Limited (85%)	RSA	M	240				
TOTAL INVESTMENTS IN SUBSIDIARIES (note 12)				**1 385 968 540**	1 185 016 355	**2 772**	2 547

1. At 100% holding except where otherwise indicated.

2. RSA – Republic of South Africa, AUS – Australia, NAM – Namibia, DRC – Democratic Republic of Congo, MOZ – Mozambique, HK – Hong Kong, UK – United Kingdom, NV – Netherlands Antilles, BVI – British Virgin Islands, CMN – Cayman Islands, IRL – Ireland, JRS – Jersey, MAU – Mauritius, NE – Netherlands, BER – Bermuda.

3. A – Mining, B – Property, C – Service, D – Land management, F – Finance, H – Holdings, M – Manufacturing, S – Shipping.

4. Previously Kumba Base Metals Limited.

5. Previously IHM Heavy Minerals (Pty) Limited.

6. Previously Zinc Corporation of SA Limited.

7. Previously Vicva Investments Fifty Nine (Pty) Limited.

8. Previously Vicva Investments Sixty Six (Pty) Limited.

9. Previously Vicva Investments Fifty Six (Pty) Limited.

10. Previously Tiscor (Pty) Limited.

Notice is hereby given that the third annual general meeting of members of Kumba Resources Limited will be held at the Kumba Corporate Centre, Roger Dyason Road, Pretoria West, South Africa, at 14:30 on Wednesday, 19 November 2003 for the following business:

ORDINARY BUSINESS

1. To receive and adopt the annual financial statements for the year ended 30 June 2003, including the directors' report and the report of the auditors.
2. To re-elect the following directors of the company in accordance with the provisions of the articles of association: Ms MLD Marole, Messrs BE Davison, GS Gouws, AJ Morgan and Professor NS Segal.
3. To approve the remuneration of the non-executive directors for the year ended 30 June 2003.
4. To approve the following annual fees as the maximum non-executive directors' remuneration for the period 1 July 2003 to 30 June 2004:

Chairman:	R250 000
Director:	R125 000
Audit committee chairman:	R 80 000
Audit committee member:	R 40 000
Board committee chairman:	R 60 000
Board committee member:	R 30 000

5. To authorise the directors to determine the auditors' fees for the year ended 30 June 2003.
6. To consider and, if thought fit, to pass, with or without modification, the following resolution as an ordinary resolution: "That subject to the provisions of the Companies Act 61 of 1973, as amended (the Act), and the Listings Requirements of the JSE Securities Exchange South Africa (JSE), the directors are hereby authorised to allot and issue at their discretion all the remaining authorised but unissued ordinary shares of one cent each in the capital of the company for such purposes as they may determine, after setting aside so many shares as may be required to be allotted and issued by the company pursuant to the share incentive scheme (the scheme)."
7. To consider and, if thought fit, to pass, with or without modification, the following resolution as an ordinary resolution: "That in terms of the Listings Requirements of the JSE, the directors are hereby authorised to issue the unissued ordinary shares of one cent each in the capital of the company, after setting aside so many shares as may be required to be allotted and issued by the company pursuant to the scheme for cash, without restrictions to any public shareholder, as defined by the Listings Requirements of the JSE, as and when suitable opportunities arise, subject to the following conditions:
   - 7.1 that this authority will only be valid until the next annual general meeting but will not extend beyond 15 months from the date of this general meeting;
   - 7.2 that a paid press announcement giving full details, including the impact on net asset value and earnings per share, be published after any issue representing, on a cumulative basis within one financial year, 5% or more of the number of shares in issue prior to the issue concerned;
   - 7.3 that the issues in the aggregate in any one financial year will not exceed 15% of the number of shares of the company's issued ordinary share capital; and
   - 7.4 that, in determining the price at which an issue of shares for cash will be made in terms of this authority, the maximum discount permitted will be 10% of the weighted average traded price of the ordinary shares on the JSE (adjusted for any dividend declared but not yet paid or for any capitalisation award made to shareholders) over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors of the company."

   A 75% majority is required of the votes cast by shareholders present or represented by a proxy at the meeting for the approval of this ordinary resolution.

SPECIAL BUSINESS

8. To consider and, if thought fit, to pass, with or without modification, the following resolution as a special resolution: "That by way of a general authority, the company; and any of its subsidiaries from time to time through their directors, being authorised thereto in terms of the articles of association of the company and the subsidiaries respectively, are authorised in terms of sections 85 and 89 of the Act, and the Listings Requirements of the JSE, to acquire from time to time shares issued by the company, provided that:
   - 8.1 any such acquisition of shares will be implemented on the JSE (the open market);
   - 8.2 this approval will be valid only until the next annual general meeting of the company; and will not extend beyond 15 months from the date of this general

meeting; and may be varied or revoked by special resolution by any general meeting of the company at any time prior to such annual general meeting;

8.3 an announcement containing full details of such acquisition will be published as soon as the company, or the subsidiaries respectively, have acquired shares issued by the company constituting, on a cumulative basis, not less than 3% of the number of shares in the company in issue as at the date of this approval; and an announcement will be published in respect of each subsequent acquisition by either the company or by the subsidiaries respectively, as the case may be, of shares issued by the company, constituting, on a cumulative basis, not less than 3% of the number of shares in the company in issue as at the date of this approval;

8.4 the company and its subsidiaries respectively will not be entitled to acquire shares issued by the company constituting, on a cumulative basis, more than 20% of the number of shares in the company in issue as at the date of this approval; and

8.5 shares issued by the company may not be acquired at a price greater than 10% above the weighted average traded price of the company's shares for the five business days immediately preceding the date of the relevant acquisition.

9. To transact such other business as may be transacted at an annual general meeting.

The reasons for and the effects of the resolutions are set out in the explanatory notes that form part of this notice.

By order of the board

MS Viljoen
Company Secretary

30 September 2003

NOTES

FORMS OF PROXY/VOTING INSTRUCTION FORMS

Kumba shareholders

A member entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a member of the company. A form of proxy, as well as a voting instruction form, accompany this notice. The transfer secretaries must receive duly completed forms of proxy not less than 48 hours before the time of meeting. The attention of shareholders is directed to the additional notes contained in the forms of proxy, relating to the completion and timeous submission of forms of proxy.

Members who have already appointed a CSDP (Central Securities Depositary Participant) or broker may use the enclosed voting instruction form for the purpose of advising their CSDP or broker of their voting instructions. Members should contact their CSDP or broker with regard to the cut-off time for lodging of voting instruction forms. If, however, such members wish to attend the annual general meeting in person, they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the shareholder and the CSDP or broker.

Should members require assistance in appointing a CSDP or a broker to hold the electronic shareholding balances, and settle or receive money or shares on their behalf, the company's transfer secretaries can be contacted for assistance in this regard.

ADR holders

Kumba has an Over-the-Counter American Depositary Receipt (ADR) facility with The Bank of New York (BoNY) under a deposit agreement.

ADR holders may instruct BoNY as to how the shares represented by their ADRs should be voted.

Enquiries

Computershare (Pty) Ltd
www.computershare.com, +27 (0)11 370 5000

American Depositary Receipt Facility (ADR)
www.adrbny.com, shareowners@bankofny.com
+(1) 888 269 2377

EXPLANATORY NOTES TO RESOLUTIONS FOR CONSIDERATION AT THE ANNUAL GENERAL MEETING

ORDINARY BUSINESS

RESOLUTION 1: CONSIDERATION OF ANNUAL FINANCIAL STATEMENTS

The directors must present to shareholders at the annual general meeting the annual financial statements incorporating the directors' report and the report of the auditors, for the year ended 30 June 2003. These are contained within the annual report.

RESOLUTION 2: RE-ELECTION OF DIRECTORS

Under the articles of association, one third of the directors are required to retire at each annual general meeting and may offer themselves for re-election. In addition, any person appointed to fill a casual vacancy on the board of directors, or as an addition thereto, is similarly required to retire and is eligible for re-election at the next annual general meeting. Biographical details of the directors who retire and, being eligible, are offering themselves for re-election appear on page 147.

RESOLUTION 3 AND 4: REMUNERATION OF NON-EXECUTIVE DIRECTORS

Unless the remuneration has been determined at a previous meeting for a number of years, the company in general meeting as per the articles of association shall from time to time determine the remuneration of directors.

RESOLUTION 5: AUDITORS' FEES

It is usual for this matter to be left to the directors, as they will be conversant with the amount of work that was involved in the audit. The chairman will therefore move a resolution to this effect authorising the directors to attend to this matter.

RESOLUTIONS 6 AND 7: DIRECTORS' CONTROL OF UNISSUED ORDINARY SHARES

The existing authorities relating to resolutions 6 and 7 are due to expire at the forthcoming annual general meeting, unless renewed. The directors consider it advantageous to renew these authorities to enable the company to take advantage of business opportunities which might arise in the future.

SPECIAL BUSINESS

SPECIAL RESOLUTION: GENERAL AUTHORITY TO PERMIT THE REPURCHASE OF SHARES

The reason for the special resolution is to grant the directors of the company a general authority for the acquisition of the company's shares by the company, or a subsidiary of the company.

The effect of the special resolution will be to authorise the directors of the company to procure that the company or any of its subsidiaries may purchase shares issued by the company.

The directors, after considering the effect of a repurchase, up to the maximum limit, of the company's issued shares, are of the opinion that if such repurchases were implemented:

- the company and the group will be able in the ordinary course of business to pay its debts for a period of 12 months after the date of the notice issued in respect of the annual general meeting;
- the assets of the company and the group will be in excess of the liabilities of the company and the group for a period of 12 months after the date of the notice issued in respect of the annual general meeting. For this purpose, the assets and liabilities will be recognised and measured in accordance with the accounting policies used in the latest audited group annual financial statements;
- the share capital and reserves of the company and the group will be adequate for a period of 12 months after the date of notice issued in respect of the annual general meeting; and
- the working capital of the company and the group will be adequate for a period of 12 months after the date of notice issued in respect of the annual general meeting.

The sponsor's working capital letter in terms of section 2.12 of the Listings Requirements of the JSE, shall be submitted prior to the date upon which the company enters into the market.

At the present time the directors have no specific intention with regard to the utilisation of this authority, which will only be used if the circumstances are appropriate.

Short biographies of Kumba directors seeking re-election

Name: Marion Lesego Dawn Marole (43)

Academic qualifications: BCom, DTE, MBA North Eastern University Boston, USA.

Experience: Dawn worked as auditor for the Bophuthatswana Government Auditor-General department. In 1984, she joined Setlogelo Technikon as lecturer. Since 1995, she has held various posts with the Development Bank of Southern Africa, Nedbank in the corporate credit department and was a founder executive director of Thebe Health Care. She joined Fabcos Investment Holdings in 1999 and acted as deputy chief executive officer of Fabvest Investment Holdings until August 2003.

Current directorships: Tsogo Sun Investment Limited, Tsogo Investment (Pty) Limited, Premier Foods (Pty) Limited, Anchor Yeast Zimbabwe (Pty) Limited.

Name: Barry Erskine Davison (58)

Academic qualifications: BA (Wits), Graduates Commerce diploma (Birmingham University), Advanced CIS diploma, Advanced Executives Programme (UNISA).

Occupation: Chairman of Anglo American Platinum Corporation Limited, president of the Chamber of Mines of South Africa and a non-executive director of Nedcor Ltd and Nedbank Ltd.

Experience: Barry was Anglo Platinum's chief executive from 1997 until June 2003. In 1986 he joined the board of Anglo American Corporation of South Africa Limited. Appointed to Anglo American Plc board on 15 May 2001. He has extensive mining industry experience, with a career starting at Johannesburg Consolidated Investment Company Limited, Consolidated Metallurgical Industries Limited, Consolidated Murchison Limited and Rustenburg Platinum Mines Limited.

Current directorships: Anglo American Plc, Anglo American Corporation of South Africa Limited, Anglo American Platinum Corporation Limited, Lebowa Platinum Mines Limited, Potgietersrust Platinum Limited, Rustenburg Platinum Mines Limited and Precious Metals Refiners (Pty) Limited.

Name: Gert Stephanus Gouws (44)

Academic qualifications: BCom, BCom (Hons), CA(SA), FCMA, Advanced Management Programme (Insead).

Occupation: Executive vice-president and chief financial officer, Industrial Development Corporation SA Limited (IDC).
Experience: Held various positions in the IDC since 1983.

Current directorships: IDC (alternate), Algorax (Pty) Limited (chairman), Atlantis Business Park (Pty) Limited (chairman), DMC Catalyst (Pty) Limited, The Export-Import Finance Corporation of South Africa, Findevco (Pty) Limited, Impofin (Pty) Limited, Kindoc Nominees (Pty) Limited, Konbel (Pty) Limited, Konoil (Pty) Limited, OMG Automotive Catalysts SA (Pty) Limited (chairman).

Name: Allen John Morgan (56)

Academic qualifications: BScB Eng (Electrical), Pr Eng.

Occupation: Director of companies.

Experience: Allen started his career as an electrical engineer with Eskom in 1971. He was promoted to regional manager of Eskom Orange Free State in 1986. In 1988, he was appointed distribution division manager and, in the same year, he was promoted to deputy general manager, distribution and marketing. He was appointed to Eskom's board in 1992 and served as executive director marketing and electrification, executive director sales and customer service and Eskom chief executive (1994 – 2000).

Current directorships: Eskom Holdings Limited (non-executive director), Murray & Roberts Holdings Limited (non-executive director).

Name: Nick Saul Segal (63)

Academic qualifications: BSc (Eng), PhD (Phys Chem)(Rand), DPhil (Economics)(Oxon).

Occupation: Director of the Graduate School of Business, University of Cape Town.

Experience: From 1970 to 1974, Nick was employed by the World Bank as the senior economist on India. In 1978, he joined Coopers & Lybrand in the city of London as associate director. He founded international economic and public policy consultants, Segal Quince Wicksteed Limited in 1983 in the UK. In 1992, he joined JCI Limited as group consultant, becoming a director in 1995. From 1997 to 1998, he served as an executive director of Anglovaal Limited. In 1999, he took up the position of director of the Graduate School of Business, University of Cape Town. He was president of the Chamber of Mines (1996-97), deputy chair of the organised business representative body, Business South Africa (1996-98), a member of the Presidential Labour Market Commission (1995-96), and a member of the Council on Higher Education (1998-2002).

Kumba administration

Secretary and registered office
MS Viljoen
Kumba Resources Limited
Roger Dyason Road
Pretoria West, Pretoria, 0002
(PO Box 9229, Pretoria, 0001, South Africa)

Company registration number: 2000/011076/06

Share code: KMB

ISIN code: ZAE000034310

Auditors
KPMG Inc
KPMG Crescent
85 Empire Road
Parktown, 2193

Commercial bankers
Absa Bank Limited

Corporate law advisers
CLS Consulting Services (Pty) Limited

United States ADR Depositary
The Bank of New York
ADR Department
101 Barclay Street
New York, NY 10286
United States of America

Sponsor
JP Morgan Equities Limited
1 Fricker Road
Illovo
Johannesburg, 2196

Transfer secretaries
Computershare (Pty) Limited
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

Shareholders' diary

FINANCIAL YEAR-END	30 June
ANNUAL GENERAL MEETING	November
REPORTS AND ACCOUNTS	**Published**
Interim report for the half-year ending 31 December	February
Announcement of annual results	August
Annual Report	September
DISTRIBUTION	
Dividend declaration	August
Payment	September

Voting instruction form

KUMBA RESOURCES LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 2000/011076/06)
(Kumba or the company)
JSE share code: KMB

ONLY FOR USE BY REGISTERED MEMBERS WHO HAVE APPOINTED A CENTRAL SECURITIES DEPOSITARY PARTICIPANT (CSDP) OR BROKER

For use in respect of the annual general meeting of the company to be held at 14:30 on Wednesday, 19 November 2003, at the Kumba Corporate Centre, Roger Dyason Road, Pretoria West, South Africa, or at any adjournment thereof.

Members who have already appointed a CSDP or broker may use this form to advise their CSDP or broker of their voting instructions on the proposed resolutions in the spaces provided below. However, should such members wish to attend the annual general meeting in person, they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the shareholders and the CSDP or broker.

I/We ____

being a member(s) of the company holding ____________________ shares hereby indicate in the spaces provided below to my/our CSDP/broker my/our voting instructions on the resolutions to be proposed at the annual general meeting of the company to be held at 14:30 on Wednesday, 19 November 2003 or at any adjournment thereof:

VOTING INSTRUCTIONS

	For	**Against**	**Abstain**
Ordinary business **Resolution 1** – Adoption of 2003 audited financial statements			
Resolution 2 – Re-election of directors			
Ms MLD Marole			
Mr BE Davison			
Mr GS Gouws			
Mr AJ Morgan			
Professor NS Segal			
Resolution 3 – Non-executive directors' remuneration for the year ended 30 June 2003			
Resolution 4 – Non-executive directors' remuneration for the period 1 July 2003 to 30 June 2004			
Resolution 5 – Directors' authorisation to determine auditors' fees for the year ended 30 June 2003			
Resolution 6 – Directors' authorisation to allot and issue unissued ordinary shares			
Resolution 7 – Directors' authorisation to allot and issue ordinary shares for cash			
Special business **Special Resolution** – Directors' authorisation to repurchase shares			

Signed at ____________ this ____________ day of ____________ 2003

Signature ____

Assisted by me, where applicable (name and signature) ____

Notes

1. Please indicate in the appropriate spaces the number of votes to be cast. Each share carries the right to one vote.
2. All the votes need not be exercised neither need all votes be cast in the same way, but the total of the votes cast and in respect of which abstention is directed may not exceed the total of the votes exercisable.
3. The signatory must initial any alteration or correction made to this voting instruction form.
4. When there are joint holders of shares, any one holder may sign the voting instruction form.
5. Completed voting instruction forms should be forwarded to the shareholder's CSDP or broker. Members should contact their CSDP or broker with regard to the cut-off time for lodging of voting instruction forms.

Form of proxy

KUMBA RESOURCES LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 2000/011076/06)
(Kumba or the company)
JSE share code: KMB

ONLY FOR USE BY REGISTERED MEMBERS WHO HAVE NOT APPOINTED A CENTRAL SECURITIES DEPOSITARY PARTICIPANT (CSDP) OR BROKER

For completion by registered members of Kumba unable to attend the annual general meeting of the company to be held at 14:30 on Wednesday, 19 November 2003, at the Kumba Corporate Centre, Roger Dyason Road, Pretoria West, South Africa, or at any adjournment thereof.

I/We

of (address)

being the holder/s of shares in the company, do hereby appoint:

1 or, failing him/her

2 or, failing him/her

the chairman of the annual general meeting as my/our proxy to attend, speak and, on a poll, vote on my/our behalf at the annual general meeting of members to be held on Wednesday, 19 November 2003 at 14:30, at Kumba Corporate Centre, Roger Dyason Road, Pretoria West, South Africa or at any adjournment, and to vote or abstain from voting as follows on the ordinary and special resolutions to be proposed at such meeting:

	For	Against	Abstain
Ordinary business **Resolution 1** – Adoption of 2003 audited financial statements			
Resolution 2 – Re-election of directors			
Ms MLD Marole			
Mr BE Davison			
Mr GS Gouws			
Mr AJ Morgan			
Professor NS Segal			
Resolution 3 – Non-executive directors' remuneration for the year ended 30 June 2003			
Resolution 4 – Non-executive directors' remuneration for the period 1 July 2003 to 30 June 2004			
Resolution 5 – Directors' authorisation to determine auditors' fees for the year ended 30 June 2003			
Resolution 6 – Directors' authorisation to allot and issue unissued ordinary shares			
Resolution 7 – Directors' authorisation to allot and issue ordinary shares for cash			
Special business **Special Resolution** – Directors' authorisation to repurchase shares			

Signed at this day of 2003

Signature

Assisted by me, where applicable (name and signature)

Notes

1. By marking the appropriate spaces, the member acknowledges that the vote of his/her proxy may be exercised at the discretion of the chairman.
2. A member entitled to attend and vote at the annual general meeting may appoint a proxy or proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a member of the company.
3. Every person present and entitled to vote at the annual general meeting as a registered member or as a representative of a body corporate will on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every share shall have one vote.
4. Forms of proxy must be lodged at, posted or faxed to Computershare (Pty) Ltd (+27 (0)11 370 5000), to be received not later than 48 hours before the time fixed for the meeting.

KUMBA RESOURCES

Visit us at www.kumbaresources.com

GRAPHICOR 29184